TECHNICAL REPORT

CARBON CREEK COAL PROPERTY
BRITISH COLUMBIA CANADA

Submitted to:

CARDERO RESOURCE CORP.

Date: December 6, 2011
Effective Date: October 1, 2011

Norwest Corporation
Suite 2700, 411 – 1st Street, S.E.
Calgary, Alberta
T2G 4Y5
Tel:	(403) 237-7763
Fax:	(403) 263-4086
Email calgary@norwestcorp.com

www.norwestcorp.com

Author:
GARY M. STUBBLEFIELD, P.E.
LAWRENCE D. HENCHEL, P.G.

CERTIFICATE OF QUALIFICATIONS

I, Gary M. Stubblefield, PE of Salt Lake City, Utah, do hereby certify that:

1.	I am currently employed as a Vice President by Norwest Corporation, 136 East South Temple, Suite 1200, Salt Lake City, Utah, USA 84111.

2.	I graduated from the University of Utah in 1970 with a B.Sc. in Mining Engineering.

3.	I am a Registered Professional Engineer in the states of Colorado (20374), Montana (18269) and Utah (270119-2202) and am a Founding Registered Member of the Society of Mining Engineers (3132840).

4.

From my graduation in 1970, I have been involved in the mining industry in engineering, supervision, management, and executive roles at an iron mine (4 years), in a corporate office (2 years) and a surface coal mine (18 years). I have been employed as a mining consultant by Norwest Corporation since 1999 where I now serve as Vice President of Surface Mining.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of all sections (except sections 4 through 14) of the technical report titled “Technical Report Carbon Creek Coal Property British Columbia, Canada” dated December 6, 2011 (the “Technical Report”) relating to the Carbon Creek Coal Property, Effective October 1, 2011,

7.	I personally inspected the Carbon Creek Property on September 13, 2011.

8.	Prior to being retained by Cardero Coal Ltd. in connection with the preparation of the Technical Report, I have not had prior involvement with the property that is the subject of the Technical Report.

9.

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the parts of the Technical Report for which I am responsible not misleading.

10.	I am independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

11.	I have read NI 43-101 and the Technical Report, and the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

Dated at Salt Lake City, Utah this 6th day of December 2011.

“ORIGINAL SIGNED AND SEALED BY”
_________________________________

Gary M. Stubblefield, P.E

Vice President Surface Mining, Norwest Corporation

CARDERO RESOURCE CORP. 11-5387
TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
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CERTIFICATE OF QUALIFICATIONS

I, Lawrence D. Henchel, PG of Salt Lake City, Utah, do hereby certify that:

1.	I am currently employed as a Vice President by Norwest Corporation, 136 East South Temple, Suite 1200, Salt Lake City, Utah, USA 84111.

2.	I graduated with a Bachelor of Science Degree in Geology from Saint Lawrence University, Canton, NY, USA in 1978.

3.	I am a Registered Member of The Society for Mining, Metallurgy and Exploration, Inc.

4.

I have worked as a geologist for a total of twenty-eight years since my graduation from university, both for coal mining and exploration companies and as a consultant specializing in coal and industrial minerals. The first ten years of my work were almost exclusively in the coal industry which continues to be a large part of the consulting work that I perform.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for sections 4 – 14 of the technical report titled “Technical Report Carbon Creek Coal Property British Columbia, Canada” dated December 6, 2011 (the “Technical Report”) relating to the Carbon Creek Coal Property, effective October 1, 2011.

7.	I personally inspected the Carbon Creek Property on July 23, 2010 and on October 22 and 23, 2010.

8.

I have had prior experience with the deposit that is the subject to the Technical Report in that I was retained by Cardero Coal Ltd. (then “Coalhunter Mining Corporation”) in 2010 to prepare an initial resource estimate for the deposit.

9.

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the parts of the Technical Report for which I am responsible not misleading.

10.	I am independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

11.	I have read NI 43-101 and the Technical Report, and the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

Dated at Salt Lake City, Utah this 6th day of December 2011.

“ORIGINAL SIGNED AND SEALED BY”
_________________________________

Lawrence D. Henchel, PG

Vice President Geologic Services, Norwest Corporation

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TABLE OF CONTENTS

1	SUMMARY		1-1
	1.1	LOCATION	1-1
	1.2	TENURE AND JOINT VENTURE	1-1
	1.3	GEOLOGY	1-2
	1.4	MINERALIZATION	1-3
	1.5	COAL OCCURRENCE	1-3
	1.6	EXPLORATION	1-4
	1.7	COAL RESOURCES	1-5
	1.8	MINEABLE COAL	1-6
	1.9	COAL PROCESSING	1-7
	1.10	PRODUCTION VOLUME AND SCHEDULE	1-7
	1.11	TRANSPORTATION	1-7
	1.12	CAPITAL COSTS	1-8
	1.13	MANPOWER	1-8
	1.14	OPERATING COSTS	1-8
	1.15	ECONOMIC RESULTS	1-9
	1.16	SENSITIVITY ANALYSIS	1-10
	1.17	CONCLUSIONS AND RECOMMENDATIONS	1-12
		1.17.1 Conclusions	1-12
		1.17.2 Recommendations	1-12
2	INTRODUCTION		2-1
	2.1	TERMS OF REFERENCE	2-1
	2.2	SOURCES OF INFORMATION	2-1
	2.3	PERSONAL INSPECTION	2-2
3	RELIANCE ON OTHER EXPERTS		3-1
4	PROPERTY DESCRIPTION AND LOCATION		4-2
	4.1	LOCATION	4-2
	4.2	DESCRIPTION	4-2
	4.3	COAL LICENSE FEES	4-4
	4.4	ENVIRONMENTAL LIABILITIES	4-4
	4.5	SIGNIFICANT FACTORS AND RISKS	4-5
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		5-1
	5.1	PHYSIOGRAPHY	5-1
	5.2	ACCESS	5-1

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	5.3	PROXIMITY TO TOWNS AND TRANSPORTATION SYSTEMS		5-1
	5.4	CLIMATE		5-1
	5.5	AVAILABILITY OF LABOR, UTILITIES AND LAND FOR PLANT AND FACILITIES		5-2
6	HISTORY			6-3
	6.1	PERIOD 1908 TO 1951		6-3
	6.2	PERIOD 1970 TO 1981		6-4
		6.2.1	Trend Exploration Limited	6-4
		6.2.2	Utah Mines Limited	6-4
	6.3	CURRENT PERIOD		6-6
		6.3.1	Cardero 2010	6-6
		6.3.2	Cardero 2011	6-7
	6.4	PAST PRODUCTION		6-7
7	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	REGIONAL STRATIGRAPHY		7-1
	7.2	COAL OCCURRENCES		7-2
	7.3	STRUCTURAL GEOLOGY		7-3
	7.4	PROPERTY GEOLOGY		7-4
	7.5	MINERALIZATION		7-5
8	DEPOSIT TYPES			8-1
9	EXPLORATION			9-1
	9.1	REGIONAL MAPPING AND FIELD SAMPLING		9-1
	9.2	TREND EXPLORATION AERIAL SURVEY		9-2
	9.3	UTAH MINES EXPLORATION		9-2
	9.4	CARDERO 2010 EXPLORATION		9-3
10	DRILLING			10-1
11	SAMPLE PREPARATION, ANALYSES AND SECURITY			11-1
	11.1	SAMPLING METHOD AND APPROACH		11-1
12	DATA VERIFICATION			12-1
13	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	COAL QUALITY		13-1
		13.1.1	Coal Rank	13-1
		13.1.2	Carbon Creek Coal Quality	13-1
	13.2	COAL WASHING PROJECTIONS WITH SIMULATION		13-2
		13.2.1	Seam Quality & Wash Characterization	13-3
		13.2.2	Process Simulation	13-4
		13.2.3	Product Coal Drying	13-9

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14	MINERAL RESOURCE ESTIMATES			14-1
	14.1	APPROACH		14-1
	14.2	COAL RESOURCE ESTIMATION		14-1
15	MINERAL RESERVE ESTIMATES			15-1
16	MINING METHODS			16-1
	16.1	SURFACE MINE PLAN		16-1
		16.1.1	Mining Areas	16-1
		16.1.2	Mining Method	16-2
		16.1.3	Production Capacity	16-2
		16.1.4	Surface Mining Equipment	16-2
		16.1.5	Manpower- Surface Mine	16-3
	16.2	UNDERGROUND MINE PLAN		16-4
		16.2.1	Mining Areas	16-4
		16.2.2	Mining Method	16-6
		16.2.3	Production Capacity	16-6
		16.2.4	Manpower - Underground Mine	16-8
17	RECOVERY METHODS			17-1
	17.1	COAL HANDLING PLANT		17-1
		17.1.1	Plant Capacity and Coal Handling Design Basis	17-1
		17.1.2	ROM Coal Handling Plant	17-1
		17.1.3	Coal Prep Plant (CPP)	17-2
		17.1.4	Clean Coal Handling Plant	17-2
		17.1.5	Manpower – Coal Handling and Processing	17-2
18	PROJECT INFRASTRUCTURE DESIGN BASIS			18-1
	18.1	ROM COAL HANDLING SYSTEM		18-1
	18.2	COAL PREPARATION PLANT		18-1
	18.3	CLEAN COAL HANDLING		18-1
	18.4	TRUCK LOADING SYSTEM		18-2
	18.5	MINE TO RAIL HAULROAD		18-3
	18.6	HAULROAD TUNNEL		18-3
	18.7	RAIL LOADOUT SYSTEM		18-3
	18.8	REFUSE HANDLING		18-4
19	MARKETS AND CONTRACTS			19-5
	19.1	MARKETS		19-5
	19.2	CONTRACTS		19-5
20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	REGULATORY ENVIRONMENT		20-1

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	20.2	HISTORICAL ENVIRONMENTAL STUDIES		20-1
	20.3	ENVIRONMENTAL ASSESSMENT		20-1
		20.3.1	Provincial Review	20-1
		20.3.2	Historical Environmental Information	20-2
		20.3.3	Federal Environmental Assessment	20-3
		20.3.4	EA Path Forward	20-3
	20.4	MAJOR OPERATING PERMITS		20-4
		20.4.1	Mining	20-4
		20.4.2	Water Discharge	20-5
		20.4.3	Water Appropriations	20-5
		20.4.4	Air Permit	20-5
		20.4.5	Federal Fisheries Act	20-6
	20.5	PROJECT RELATED INITIATIVES		20-6
		20.5.1	Selenium Assessment	20-6
		20.5.2	Metal Leaching and Acid Rock Drainage Assessment	20-7
	20.6	SCHEDULE		20-7
	20.7	ENVIRONMENTAL MANAGEMENT PLAN		20-8
21	CAPITAL AND OPERATING COSTS			21-1
	21.1	CAPITAL REQUIREMENTS SURFACE MINE		21-1
	21.2	OPERATING COSTS SURFACE MINE		21-1
		21.2.1	Labor	21-2
	21.3	CAPITAL REQUIREMENT UNDERGROUND MINE		21-2
		21.3.1	Development Capital	21-3
		21.3.2	Full Production Capital	21-3
	21.4	CASH OPERATING COSTS UNDERGROUND MINE		21-4
		21.4.1	Labor	21-4
		21.4.2	Material and Supplies	21-5
		21.4.3	Mine Extension	21-5
		21.4.4	Maintenance Repair/Component Replacement	21-5
		21.4.5	Major Rebuilds	21-5
		21.4.6	Electric Power	21-5
		21.4.7	Processing/Handling Cost	21-5
	21.5	CAPITAL COSTS FACILITIES AND CHPP		21-6

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22	ECONOMIC ANALYSIS			22-1
	22.1	PRINCIPAL ASSUMPTIONS		22-1
		22.1.1	Production Volume and Schedule	22-1
		22.1.2	Coal Sales Volumes and Pricing	22-1
		22.1.3	Cash Production Costs	22-2
		22.1.4	Indirect Costs	22-2
		22.1.5	Depreciation	22-3
		22.1.6	Net Profits Interest of Minority Partner	22-3
		22.1.7	Income Taxes	22-3
		22.1.8	Capital Expenditures	22-3
	22.2	CASH FLOW		22-3
	22.3	FINANCIAL ANALYSIS		22-4
	22.4	SENSITIVITY ANALYSIS		22-4
23	ADJACENT PROPERTIES			23-1
24	OTHER RELEVANT DATA AND INFORMATION			24-1
25	INTERPRETATION AND CONCLUSIONS			25-1
	25.1	INTERPRETATION		25-1
	25.2	CONCLUSIONS		25-2
26	RECOMMENDATIONS			26-1
	26.1	RECOMMENDATIONS		26-1
		26.1.1	Development Drilling	26-1
		26.1.2	Mine Planning Refinement	26-1
		26.1.3	CHPP Design and Construction	26-1
		26.1.4	Geotechnical Studies	26-1
		26.1.5	Water Supply – Hydrology	26-2
27	REFERENCES			27-1
28	ILLUSTRATIONS			28-1
APPENDIX A				28-2
APPENDIX B				28-3

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LIST OF TABLES

1.1 Raw Coal Quality	1-4
1.2 Exploration Methods	1-5
1.3 Classification of Resource – Carbon Creek Property – October 1, 2011	1-6
1.4 Mineable Coal Tonnes	1-6
1.5 Manpower Requirements –	1-8
Surface Mine and Four Underground Units (through year 7)	1-8
1.6 Manpower Requirements –	1-8
Eight Underground Units (Year 8 through Year 30)	1-8
1.7 Cash Operating Costs	1-9
1.8 NPV Results Cardero’s 75% Interest ($millions)	1-9
1.9 NPV Results 100% Interest ($ Millions)	1-9
1.10 Sensitivity Analysis ($millions)	1-10
1.11 Carbon Creek Project Summary	1-11
4.1 Coal License Details	4-3
4.2 Major Authorizations and Permits	4-5
6.1 Exploration History	6-3
7.1 Upper Jurassic-Upper Cretaceous Stratigraphy of NE British Columbia	7-2
7.2 Average Seam Thickness	7-3
9.1 Exploration Methods	9-1
10.1 Utah Mines Ltd Drilling Statistics	10-1
11.1 Coal Sampling History and Method	11-1
12.1 Cumulative Coal Seam Thickness Comparison	12-2
13.1 Raw Coal Quality	13-2
13.2 Expected ROM Ash from Undergrounding Mining Operations	13-4
13.3 Seam 14 Process Simulation Results – 17.5% In-seam Feed Ash	13-5
13.4 Seam 14 Process Simulation Results – Feed with Mining Dilution 24.8% Raw Ash	13-6
13.5 Seam 15 Process Simulation Results – 16.4% In-seam Feed Ash	13-6
13.6 Seam 15 Process Simulation Results – Feed with Mining Dilution 22.6% Raw Ash	13-6
13.7 Seam 31 Process Simulation Results – 28.6% In-seam Feed Ash	13-6
13.8 Seam 31 Process Simulation Results – Feed with Mining Dilution 34.2% Raw Ash	13-6
13.9 Seam 40 Process Simulation Results – 35.0% In-seam Feed Ash	13-7
13.10 Seam 40 Process Simulation Results –Feed with Mining Dilution 41.4% Raw Ash	13-7
13.11 Seam 46 Process Simulation Results – 53.7% In-seam Feed Ash	13-7
13.12 Seam 46 Process Simulation Results –Feed with Mining Dilution 58.7% Raw Ash	13-7
13.13 Seam 47 Process Simulation Results – 6.8% In-seam Feed Ash	13-7
13.14 Seam 47 Process Simulation Results –Feed with Mining Dilution 21.9% Raw Ash	13-8
13.15 Seam 51 Process Simulation Results – 28.1% In-seam Feed Ash	13-8

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13.16 Seam 51 Process Simulation Results –Feed with Mining Dilution 34.9% Raw Ash	13-8
13.17 Seam 51A Process Simulation Results – 7.8% In-seam Feed Ash	13-8
13.18 Seam 51A Process Simulation Results –Feed with Mining Dilution 17.0% Raw Ash	13-8
13.19 Coking Product LIMN Simulation Summary	13-9
14.1 Carbon Creek Coal Resource Estimation Criteria	14-2
14.2 Classification of Resources – Carbon Creek Property – October 1, 2011	14-2
14.3 Coal Resources By Seam – Carbon Creek Property – October 1, 2011	14-3
16.1 Surface Mineable Quantities	16-1
16.2 Mining Equipment	16-3
16.3 Manpower Summary at Full Production	16-3
16.4 Underground Mineable Tonnes	16-6
16.5 Manpower Summary at Full Production (8 Units)	16-8
17.1 CHPP Manpower Summary at Full Production	17-3
18.1 Coal Truck Loading	18-2
21.2 Direct Cash Operating Cost Surface Mine	21-2
21.3 Summary of Development Capital	21-3
21.4 Summary of Capital to Full Production (8 Units)	21-4
21.5 Summary of Direct Cash Operating Costs Underground Mine	21-6
21.6 Capital Costs – Facilities and CHPP	21-6
22.1 FOB Mine Price	22-1
22.2 NPV Results Cardero’s 75% Interest ($ Millions)	22-4
22.3 NPV Results 100% Interest ($ Millions)	22-4
22.4 Sensitivity Analysis Results ($ Millions)	22-4

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LIST OF FIGURES

1.1 General Location Map	Section 28
1.2 Geological Plan Map	Section 28
1.3 Seam 14 Floor Elevation Contour Map	Section 28
4.1 Property and Regional Infrastructure Map	Section 28
4.2 Coal License Application Areas	Section 28
5.1 Mine Haul Road and Tunnel	Section 28
7.1 Generalized Stratigraphic Column	Section 28
7.2 Stratigraphic Cross-Section	Section 28
7.3 Geological Plan Map	Section 28
7.4 Cross Sections A-A’ and B-B’	Section 28
7.5 Cross Section C-C’	Section 28
7.6 Seam 14 Floor Elevation Contour Map	Section 28
8.1 Utah Mines Limited Exploration Areas	Section 28
9.1 Utah Mines Drilling and Sampling Locations	Section 28
10.1 Drillhole and Audit Locality Plan	Section 28
13.1 Rosin-Rammler Plot Seam 14 CM Bulk Sample 1976 with Corrections	Section 28
13.2 Washing Comparison of Carbon Creek Seams	Section 28
14.1 Resource Area Plan	Section 28
16.1 Surface Area Seams 51, 51A & 52	Section 28
16.2 Surface Area Seam 54, 55 & 58	Section 28
16.3 Underground Area Seam 14	Section 28
16.4 Underground Area Seam 15	Section 28
16.5 Underground Area Seam 31	Section 28
16.6 Underground Area Seam 40	Section 28
16.7 Underground Area Seam 46	Section 28
16.8 Underground Area Seam 51	Section 28
16.9 Underground Area Seam 52	Section 28
17.1 Geology & Facilities Plan Map	Section 28
17.2 Process Flowsheet	Section 28

Appendix A	Flowsheets and Arrangement Drawings
Appendix B	Environmental Management Plan Outline

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1	SUMMARY

The following technical report was prepared by Norwest Corporation (Norwest) for Cardero Resource Corp. (Cardero Resources), a public mineral exploration and development company with corporate offices in Vancouver, British Columbia, Canada. Cardero Coal Ltd. (Cardero), formerly “Coalhunter Mining Corporation” (Coalhunter), a wholly owned coal exploration and development subsidiary of Cardero Resources with corporate offices in Vancouver, British Columbia, is the entity which holds the interest in the Carbon Creek Property. This technical report is a Preliminary Economic Assessment (PEA) of the Carbon Creek Metallurgical Coal resource in northeast British Columbia as shown in Figure 1.1. This technical report has been prepared in accordance with National Instrument (NI) 43-101 and Form 43-101F1.

1.1	LOCATION

The Carbon Creek property lies approximately 60km northwest of the town of Chetwynd, BC and 40km west of the town of Hudson’s Hope. Improved forest service roads connect the property with British Columbia Highway 29 between the towns of Chetwynd and Hudson Hope. The CN Rail line connecting Fort St John and Tumbler Ridge areas with Prince George passes 40km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC.

1.2	TENURE AND JOINT VENTURE

The Carbon Creek property is in the Peace River Coalfield and consists of twelve Coal License Applications (and any coal licenses issued pursuant to such applications) and ten Crown Granted District Lots (CGDL), comprising a contiguous tenure parcel of 17,200ha.

Ten of the Coal License Applications have been submitted by P. Burns Resources Ltd. (Burns) of Calgary, Alberta and, upon the issuance of any coal licenses thereunder, such licenses are to be transferred to the Carbon Creek Partnership (CCP), an Alberta partnership. One Coal License Application has been submitted by Alan A. Johnson (Johnson), and one has been submitted by Cardero.

The CGDL’s, totalling approximately 2,600ha, are controlled by Peace River Partnership (PRP), an Alberta partnership. Cardero has entered into an option to acquire a coal lease over the CGDL from PRP.

Cardero has entered into an agreement with Johnson to purchase the one coal license to be issued pursuant to the Coal License Application submitted by Johnson (subject to the issuance of the applicable coal license).

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Cardero has entered into a joint venture agreement with CCP, in which Cardero will have a 75% interest and CCP will have a 25% interest. Pursuant to the joint venture agreement, each joint venture partner is contributing its interest in the Carbon Creek property, being the coal lease over the CGDL (when acquired by Cardero), and all coal licenses (if and when issued to Burns and transferred to CCP and if as and when issued to Cardero pursuant to the applicable Coal License Applications and, in the case of the coal license which may be issued to Johnson pursuant to his Coal License Application, upon its acquisition from him by Cardero). The joint venture, known as the Carbon Creek Joint Venture, will control and operate the Carbon Creek property described above. The joint venture agreement provides that the CCP interest is a carried net profits interest which requires Cardero to fund the exploration, development, construction and operation of the mine and that the CCP receives no profits until Cardero has recovered its investment. At that point, the CCP is entitled to 25% of the net profits of the Carbon Creek Joint Venture.

Cardero is the manager of the Carbon Creek Joint Venture.

Cardero Resources completed the acquisition of the balance of the outstanding shares of Cardero through a plan of arrangement that was completed on June 1, 2011.

1.3	GEOLOGY

The local geology of the Carbon Creek Property consists of a doubly-plunging syncline which lies between two anticlinal belts that straddle the western and eastern boundaries of the property. The synclinal axis roughly parallels the course of Carbon Creek, as shown in Figure 1.2, and plunges gently (less than 5°) to the south-southeast through the main project area. Dips in the central portion of the property are nearly flat, ranging from 0º to 15º, increasing to up to 30º along the synclinal flanks in the east and west portions of the property. Dips through the east and central portions of the initial development area are very mild due to their proximity to the syncline axis. Dips increase to the west moving up the western limb of the syncline, as shown in the structural elevation contour map, Figure 1.3.

Four north-south trending faults were identified in early exploration programs and were thought to die out in these directions. According to Utah Mines Ltd. (Utah) dips of strata in proximity to these faults increase to the point where they effectively separate the property into discreet mining blocks. The three westernmost faults were interpreted to be high-angle reverse faults with displacements estimated to range from between 50m to 70m. The easternmost Carbon Creek fault was speculated to be a high-angle thrust and having significant displacement, in the range of hundreds of meters, based on the interpretation of a coal-barren portion of the upper Gething being exposed on its eastern side.

Recent field work conducted by Cardero has shown that the severity of the faulting may be less than estimated by Utah during their evaluations in the late 1970’s and early 1980’s. Definitive data that would permit accurate, detailed mine planning in the areas proximal to suspected faults

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has yet to be collected and/or evaluated. The most notable change in interpretation is the intersection of what is believed to be the lower coal seams of the property’s stratigraphic sequence on the east side of the Carbon Creek Fault. This fault was formerly thought to have had sufficient uplift to expose the barren zone of the Gething Formation lying below the coal horizons. Although not sufficiently defined as a resource for inclusion in this report, it does present an exploration target for establishing additional resource tonnage in the future.

1.4	MINERALIZATION

The mineralized zones encountered on the property are predominantly medium volatile bituminous coal seams, with minor increase or decrease in rank depending on structural or stratigraphic variations and depth of burial. Historic coal quality reports indicate that the coals will, with beneficiation (washing) to remove impurities, produce a product with coking properties suitable for metallurgic applications. Thermal coal suitable for electric power generation could be produced with or without further processing in addition to, or as an alternative to, a coking coal product.

1.5	COAL OCCURRENCE

Over thirty coal seams occur in the middle and upper portions of the Gething Formation. Sixteen seams are present through the northern half of the property. Twelve main seams have figured prominently in historic coal tonnage calculations. Historic resource estimates ranged from 2,700 million tonnes (Mt) in 1943 to 133Mt and 143Mt by Utah in 1975 and 1976 respectively. These estimates focused on different areas of the property and were subject to different criteria and objectives.

Coal deposition is typical of the Gething Formation, consisting of abundant coal seams, some showing favorable metallurgical properties. The twelve seams listed in Table 1.1 are developed sufficiently to be of economic significance. These seams range from 1.14m to 2.17m in average thickness. Raw coal qualities are presented for each of these seams. Values shown represent coal without out-of-seam dilution (OSD). Processing coal mixed with OSD using size specific density and froth flotation separating processes (coal washing) is widely used to improve coal quality by reducing ash content and raising its calorific value. Coking properties such as free swelling index (FSI) and dilation are typically improved as well, through washing.

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TABLE 1.1 RAW COAL QUALITY

SEAM	AVERAGE THICKNESS (M)	COAL QUALITY (AIR DRIED BASIS)
		MOISTURE (%)	ASH (%)	SULPHUR (%)	VOLATILE MATTER (%)	FIXED CARBON %	CALORIFIC VALUE BTU/LB	FSI
58	1.14	2.60	12.56	0.92	28.92	55.93	12,663	2.0
55	1.57	2.74	12.42	0.68	28.59	56.26	12,893	2.5
54	1.39	2.78	5.66	0.83	27.36	64.20	13,926	1.5
52	1.63	2.18	17.14	1.88	28.33	52.35	12,178	4.0
51A	1.29	2.74	6.25	0.80	28.01	63.00	13,902	2.0
51	1.51	2.73	9.63	0.73	26.42	61.23	13,228	2.0
47	1.14	2.53	15.49	0.91	24.00	57.98	12,441	1.5
46	1.70	2.60	6.50	0.83	26.92	63.99	13,907	2.0
40	1.95	2.02	13.99	1.17	27.16	56.83	12,892	5.5
31	1.99	1.50	25.74	1.42	24.33	48.43	10,906	6.0
15	2.17	1.08	17.11	0.57	21.14	60.67	12,602	2.5
14	1.91	0.95	19.03	0.57	19.20	60.83	12,362	3.0

Raw coal qualities indicate good coking coal potential in seams 31, 40 and 52 based on average FSI values. In-place raw ash contents are generally low and all seams will be improved with washing which would reduce ash content further and typically increase the FSI by a few points. With careful blending, the other seams would likely be saleable in the coking coal market.

1.6	EXPLORATION

The periods and types of coal exploration undertaken on the property are summarised in Table 1.2. The coal exploration methods can be separated into four types: regional mapping and field sampling, aerial surveys, coring and open-hole (rotary) drilling, and bulk sampling. Types by era are summarized below.

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TABLE 1.2 EXPLORATION METHODS

Year	Company/ Individual	Drill Holes	Exploration Activity
1908 to 1942	Various*		Surface mapping, and sampling, trenching
1943	Stines		Surface mapping, and sampling, trenching
1945	Mathews		Surface mapping, and sampling, trenching
1970	Trend Exploration		Aerial reconnaissance mapping
1971	Utah	9	Surface mapping and drilling
1972	Utah	14	Surface mapping and drilling
1973	Utah	16	Surface mapping and drilling
1975	Utah	36	Surface mapping, drilling, and 2D seismic program
1976	Utah	181	Surface mapping, drilling and bulk sampling from adits
1981	Utah	45	Surface mapping and drilling
2010	Coalhunter	8	Validation drilling (coring)

* Includes Lord Rhonda, Rochford (1921), Burns Foundation, Beltz and Wigley

All drilling was vertically orientated, targeting coal seams that were mostly dipping between 5o and 20o from vertical. Approximately one third of the 309 holes drilled on the property were sampled core holes. The rotary holes were completed for the purposes of coal seam correlations and mapping depth of surface weathering.

Cardero has been conducting a sizable exploration and development drilling project within the CGDL area of the property since August of 2011. Drilling data from this program has not been used to define resources in this report but will be assimilated into an updated geologic model for planned feasibility work during 2012.

1.7	COAL RESOURCES

A resource estimation of the Carbon Creek property was completed in accordance with the procedures and criteria of Geological Survey of Canada (GSC) Paper 88-21 as required by NI 43-101. The mineral resource estimates for surface and underground moderate geology-type coal reported from the current Carbon Creek geologic model are outlined in Table 1.2. The resource statement is current as of October 1, 2011. Surface mineable resources are based on mining to a maximum strip ratio (waste volume to tonne of in-place coal) of 20 to 1.

Carbon Creek has an estimated 166.7Mt of in-place coal resources in the measured and indicated categories. Table 1.3 breaks these resources into surface and underground tonnes.

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TABLE 1.3 CLASSIFICATION OF RESOURCE – CARBON CREEK PROPERTY – OCTOBER 1, 2011

Deposit Type	ASTM Coal Rank	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
Surface	mvB	33.1	20.1	19.6
Underground	mvB	42.4	71.1	147.5
Total	mvB	166.7		167.1

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources will be recoverable. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

1.8	MINEABLE COAL

Based on the geological model developed in the Resource Report prepared by Norwest a general mining layout was prepared for both surface and underground mining areas. Applying mining parameters, as discussed in Section 16 of this report, a mineable tonnage estimate was developed for each mining method as shown in Table 1.4.

TABLE 1.4 MINEABLE COAL TONNES THROUGH YEAR 30

Mining Method	Mineable Tonnes (millions)	Resource Tonnes (Measured & Indicated)
Surface	21.8	53.2
Underground	115.2	113.5
Combined Total	137.0	166.7

The ROM surface mineable tonnes are significantly lower than the surface resource identified above. This difference is explained by the fact that much of this resource is higher strip ratio and higher cost relative to underground mining methods. The ROM underground tonnes exceed the geological resource estimate because the mining layout includes a small amount (1.7Mt) of Inferred tonnes.

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1.9	COAL PROCESSING

ROM coal will be crushed and sent to a coal washery where ash will be removed through heavy media separation of the coarse fractions and floatation for the fines fractions. Wash plant yields have been estimated on average at 68% for surface mined coal and 62% for underground mined coal. Individual yield and indicative clean coal specifications are presented in more detail in Section 13. The clean coal will be dried in a fluidized bed dryer to approximately 6% moisture and stored in covered storage to keep it dry until shipment.

1.10	PRODUCTION VOLUME AND SCHEDULE

Annual production is based on the mine plans described in Section 16 of this report. The surface mine will begin operations first, with the underground mine beginning operations two years after the surface mine. This allows time to develop an area to access the underground mineable coal seams. The combined mining operation is planned for 30 years excluding pre-production development and construction time.

The surface mine is projected to begin production at 3.1M ROM tonnes per annum (tpa) and maintain this level for 7 years. The expected wash plant yield of 68% results in 2.1Mtpa saleable coal from the surface mine. This production from surface mining is expected to yield 14.8Mt saleable over the seven year period (years 1 – 7).

The underground mine is expected to begin production in the third year of mine operations at .59Mtpa ROM increasing to the steady state level of 4.7Mtpa ROM by the beginning of the eighth year of mining operations. The expected wash plant yield of 62% results in 2.9Mtpa saleable from the underground mine. The underground mine is assumed to operate 28 years producing 115.2M ROM tonnes and 71.4M saleable tonnes. This production schedule depletes the measured and indicated underground mineable coal tonnes shown above in Table 1.4.

1.11	TRANSPORTATION

Clean coal will be loaded into highway type coal haulers operated by a trucking contractor and hauled approximately 69km to a rail loadout on the CN railway. The coal will be offloaded into a bottom-dump hopper and conveyed to a twin dome covered storage structure. Clean coal will be drawn from beneath the storage piles onto a reclaim conveyor and loaded through a batch weighing system into unit trains. The coal will be transported to the ports of Vancouver and/or Prince Rupert for loading onto ships for transport to the Pacific Rim markets. The clean coal will be exposed to the elements during train transport and while stockpiled temporarily at the port and is expected to increase in moisture content to about 8%m, which is the preferred maximum for ocean shipping.

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1.12	CAPITAL COSTS

Assumptions regarding capital expenditures are detailed in Section 21 of this report. All dollar values throughout this report are in US$. Pre-production capital requirements total $301M and include coal handling, coal preparation, train loadout facilities, surface facilities, site access and power, and mine development and contingency. All major surface and underground mining equipment is assumed to be leased with a seven year lease term at 4.5% and a 20% residual. The total value of the mining equipment being leased is $151M. Annual lease payments at full production for surface mining total $12.3M and $9.6M for underground.

Total capital excluding leased equipment is $504M over the LOM. Lease payments for mining equipment total $321M over the LOM.

1.13	MANPOWER

Manpower requirements to operate and maintain the surface and underground mines and coal processing plant are shown in Tables 1.5 and 1.6.

TABLE 1.5 MANPOWER REQUIREMENTS –
SURFACE MINE AND FOUR UNDERGROUND UNITS (THROUGH YEAR 7)

Area	Hourly Workers	Management	Totals
Surface Mine	190	28	218
Underground Mine	220	61	281
Prep Plant	62	11	73
Totals	472	100	572

TABLE 1.6 MANPOWER REQUIREMENTS –
EIGHT UNDERGROUND UNITS (YEAR 8 THROUGH YEAR 30)

Area	Hourly Workers	Management	Totals
Underground Mine	432	98	530
Prep Plant	62	11	73
Totals	494	109	603

1.14	OPERATING COSTS

Operating costs have been estimated for the surface and underground mines based on required equipment hours, labour hours and materials and supplies. These costs are shown in Table 1.7 on a unit basis for each mine and the coal handling and preparation plant (CHPP).

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TABLE 1.7 CASH OPERATING COSTS

Cost Area	$/ROM tonne	$/Clean tonne
Surface Mining	30.62	50.77
Underground Mining	31.86	57.68
Coal Handling & Prep	3.90
Sub-Total ( Includes equipment lease payments)		60.76
Indirect Costs		10.51
Total Cash Costs		71.27

1.15	ECONOMIC RESULTS

Norwest prepared an economic model in US$ that captures direct costs, including labor, equipment, materials, production taxes and royalties. Indirect costs including corporate overhead, mineral tax and property tax were added to the model along with depreciation of purchased equipment and facilities. A cash flow calculation was prepared on an after tax basis using an average FOB price of $185 per saleable tonne and an average clean coal production of 2.9Mtpa. Clean coal production increases from 2.1Mtpa to 3.2Mtpa over the first seven years of production and then averages 2.9Mtpa for the remaining mine life of 23 years. The first seven years includes surface mine production and the ramp up of underground mining. After seven years, the property is mined by underground methods only.

Pre-production cash outflows total $301M over the estimated three year development and construction period. Cash flow is positive once production begins and payback occurs by the end of the third year of production or six years after the initial cash outflow. After payback and providing for the net profits interest, cash flow averages $115M per year for a total net cash flow of $3.1B over the life of the mine for Cardero’s 75% interest.

The internal rate of return for Cardero’s 75% interest in the Carbon Creek Joint Venture is approximately 29%. Net present values at 8%, 10% and 12% are shown in the Table 1.8.

TABLE 1.8 NPV RESULTS CARDERO’S 75% INTEREST ($MILLIONS)

Interest Rate	8%	10%	12%
NPV	$752	$551	$408

The internal rate of return for the entire property is approximately 35.1% . Net present values at 8%, 10% and 12% are shown in Table 1.9.

TABLE 1.9 NPV RESULTS 100% INTEREST ($ MILLIONS)

Interest Rate	8%	10%	12%
NPV	$1,070	$800	$605

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The PEA is preliminary in nature, and includes inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have technical and economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Accordingly, there can be no certainty that the results estimated in the PEA will be realized.

1.16	SENSITIVITY ANALYSIS

Sensitivity of the economics regarding coal sales price, direct mining costs and capital expenditures were evaluated. The results are summarized in Table 1.10.

TABLE 1.10 SENSITIVITY ANALYSIS ($MILLIONS)

	IRR	NPV at 8%	NPV at 10%	NPV at 12%
Base Case at $185	29.3%	$752	$551	$408
Coal Sales at $270	46.3%	$1,755	$1,335	$1,033
Coal Sales at $141	16.1%	$229	$142	$79
10% Increase in Direct Mining Costs	28.6%	$696	$510	$377
10% Increase in Capital Costs	28.6%	$753	$551	$407

Given the high margins, the project is more sensitive to changes in coal prices than it is to changes in direct mining costs and capital costs. The 10% increase in capital cost does not result in any significant change in NPV because it delays the effect of the net profits interest.

Table 1.11 summarizes the key results of this PEA.

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TABLE 1.11 CARBON CREEK PROJECT SUMMARY

Resource Measured & Indicated	Mt	166.7
Resource Inferred	Mt	167.1

Underground Mineable Tonnes	Mt	115.1
Mean Plant Recovery	%	62%
Underground Clean Coal Tonnes	Mt	71.4

Surface Mineable Tonnes	Mt	21.8
Mean Plant Recovery	%	68%
Surface Clean Coal Tonnes	Mt	14.8

Total Clean Coal Tonnes Produced	Mt	86.2

Surface Mining Minimum Seam Thickness	M	0.6
Surface Mining Maximum strip ratio	Ratio	12.5:1
Underground Mining Minimum Seam Thickness	M	1.2

Full Production Rate Clean Coal per Year	Mt/yr	2.9

Pre-production Capital Costs	M$	301
Sustaining Capital LOM	M$	203
Value of Leased Equipment LOM	M$	151

Surface Mine OPEX ROM Basis	$/t	30.62
Underground Mine OPEX ROM Basis	$/t	31.86
Surface Mine OPEX Clean Coal Basis	$/t	50.77
Underground Mine OPEX Clean Coal Basis	$/t	57.68
Processing OPEX	$/t	3.90
Average direct mine costs (incl. equipment lease) Clean Coal Basis	$/t	60.76

Haul, Rail & Port Costs	$/t	42.42

FOB Price Long-Term Base Case	$/t	185

Gross Revenue LOM	M$	15,952
Operating Costs LOM	M$	6,145
Pre-Tax Operating Cash Flow LOM	M$	6,149

Post-Tax NPV 8 (75% Basis)	M$	752
Internal Rate of Return (75% Basis)%		29.3
Post-Tax NPV 8 (100% Basis)	M$	1,070
Internal Rate of Return (100% Basis)%		35.1

Total Undiscounted Post-Tax Cash Flow (75% Basis)	M$	3,113

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1.17	CONCLUSIONS AND RECOMMENDATIONS

1.17.1	Conclusions

Based on the results of this PEA, Norwest has reached the following conclusions:

1.	There are sufficient mineable tonnes of metallurgical grade coal in the Carbon Creek resource area to produce approximately 2.9Mtpa saleable coal for a 30 year period.

2.	No fatal flaws have been identified at this stage of project development.

3.

Pre-production capital costs, estimated at $301M will be required to bring this project into production. Additional capital, including replacement of $203M will be required to sustain operations over the remaining life of the mine.

4.	Operating costs per tonne of clean coal average $71.27.

5.	At a conservative price for metallurgical grade coal of $185, this Project will generate positive cash flows and achieve an internal rate of return (IRR) on investment of 29.3%.

1.17.2	Recommendations

1.17.2.1	Development Drilling

The results of the 2011 drilling program should be included in the geological database and a new geological model produced. This will provide a better mine planning base as well as indicate where future development drilling is needed to increase confidence in the resource estimates.

1.17.2.2	Mine Planning Refinement

Additional refinement of the geologic model along with a detailed mine plan is recommended and will yield a revised and more accurate recoverable reserve base. This work should be completed at the Prefeasibility level of project evaluation. Optimum production plans and methods should be analyzed. One example for further study is to examine surface mineable coal extractable by contour and highwall mining methods. Highwall mining generally has proven prudent in resource recovery and cost efficiency. Further evaluation can provide insight into the applicability of highwall mining at this property.

1.17.2.3	CHPP Design and Construction

Prior to proceeding with the project for detailed design and construction, Norwest recommends that additional studies be performed to better characterize the coals to ensure proper equipment design. The best available information and best practices were implemented in the design of the system, although additional information will supplement the database for final design.

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Additional studies and recommended data include:

  Washability study with large diameter cores collected during 2011 field program.
  Further metallurgical characterization of main seams and potential blends.
  Materials characteristics tests for the projected refuse materials.
  Environmental loads including temperature ranges, wind load, and expected snow and rain precipitation can be collected during a site data collection campaign. For the purposes of this study, regional data was used to estimate the effective loading.
1.17.2.4	Geotechnical Studies

Geotechnical sampling and detailed core logging should be conducted in conjunction with any drillcore activities in order to build a current rock mechanics database. Most of this work is already underway in the 2011 drilling program.

A full investigation of the foundation material around the plant and surface facilities area as well as the waste impoundment area is required. Anecdotal information was used in this design study using best practices and information from similar projects in the area, although site construction will require further studies. Detailed geotechnical data is being collected as part of the 2011 field program.

1.17.2.5	Water Supply – Hydrology

Additional work on the property should include well completions and pump tests for defining groundwater characteristics and establishing monitor wells for baseline permitting data.

A water recovery and aquifer study will be required prior to project implementation. For this study, it was assumed that a sufficient supply will be available.

1.17.2.6	THERMAL DRYER

Research Turbo dryer as a possible lower cost option to the fluidized bed coal dryer.

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2	INTRODUCTION

Norwest prepared this report at the request of Cardero Resources, the parent company of Cardero. This Preliminary Economic Analysis (PEA) Technical Report has been prepared in accordance with the current requirements of National Instrument 43-101, including topics specified in Form 43-101F1 of the Carbon Creek License Application. The purpose of this report is to evaluate the economic viability of mining coal resources from the coal tenures controlled by the Carbon Creek Joint Venture in which Cardero holds a 75% interest.

2.1	TERMS OF REFERENCE

Norwest developed a conceptual mining study and a preliminary economic analysis of the Carbon Creek resource area as per the following Terms of Reference (Scope of Work):

	1.	Prepare a property description.

	2.	Review and summarize geology and geologic data.

	3.	Re-evaluate the mineral resources as reported in Norwest’s Resource Report of June 3, 2011 based on PEA-level mining assumptions

	4.	Prepare preliminary mining areas including layout, production schedules, mining systems and equipment for a combination surface and underground mining operation.

	5.	Address mine infrastructure requirements.

	6.	Evaluate coal processing methodology, facilities, production and coal quality.

	7.	Estimate capital and operating costs.

	8.	Prepare a life-of-mine (LOM) cash flow model and conduct a financial and risk analysis.

	9.	Evaluate the regulatory and permitting requirements and discuss an environmental management plan.

2.2	SOURCES OF INFORMATION

This Technical Report utilizes historical data collected at the property by past development groups. The historic data consists of technical reports compiled by Utah during the 1970s and 1980s. These reports included the exploration results and interpretation of drillhole information, surface mapping, bulk sampling, and exploration geophysics. Several estimates of potential coal tonnage and quality were made by Utah during this time, focusing on various areas of the property and targeted at meeting differing objectives. In addition to the Utah technical reports, other publically available geologic data has been utilized to form the framework for the property’s geologic setting. This Technical Report also utilizes information supplied by Cardero and the Government of British Columbia Ministry of Sustainable Resource Management, as well as cost information from InfoMine’s Western Mine and Mill Equipment Cost Guide.

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2.3	PERSONAL INSPECTION

Mr. Henchel visited the property on October 22 and 23, 2010 to observe the procedures employed in the Cardero validation drilling program. He was satisfied that the procedures and protocols followed during this program were professionally performed and adhered to current international standards for coal.

Mr. Stubblefield, a qualified person for coal mining, visited the site on September 13, 2011. During this visit, Mr. Stubblefield observed the general site conditions and inspected a proposed haul route to move processed coal from the mine to a proposed railroad loadout located along Highway 91 approximately 69km by forest service roads and through a proposed tunnel. There is a small camp site comprised of portable offices, and living quarters to support up to 40 people. A development drilling program was in progress during this site visit. The purpose was to drill infill holes to improve confidence in the resource estimate, to drill within the proposed plant site to determine stability for placement of facilities and to recover sufficient coal samples to facilitate coal washability testing. The site appeared well organized and maintained. Strict safety policies were in effect and personal protective equipment was being worn by all employees working outside of offices.

Mr. Stubblefield flew over the proposed mining area by helicopter to view site conditions. The terrain slopes at roughly 8° to10° in a north-easterly direction. There are four drainages traversing from west to east across the site. The area appears to have been logged in the past and had a dense re-growth of trees. In Mr. Stubblefield’s view, these conditions are suitable for surface mining on this property.

The authors certify that they have supervised the work as described in this report. The report is based on and limited by circumstances and conditions referred to throughout the report and on information at the time of this investigation. The authors have exercised reasonable skill, care and diligence to assess the information acquired during the preparation of this report.

The accuracy of resource estimate is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources will be recoverable. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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3	RELIANCE ON OTHER EXPERTS

Norwest has prepared this report specifically for Cardero Resources. The findings and conclusions are based on information developed by Norwest available at the time of preparation and data supplied by outside sources. Norwest staff has not conducted any independent field work for the preparation of this report and have relied on the results of exploration documented in various public reports and on recent drilling data supplied by Cardero.

The authors have not relied on other experts in the preparation of this report. A search of mineral titles and tenures on the BC Ministry website showed the Coal License Applications to be in good standing. The existence of encumbrances to the tenures have not been investigated. Other Norwest personnel assisted in the compilation and digitization of the historical data and documents and the information contained within, in developing a generalized mining layout to recover approximately 2.9Mtpa of clean coal from the property and in developing preliminary concepts for mine support facilities, coal handling and coal processing facilities. All this work was reviewed and deemed reasonable for this level of study by the authors.

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4	PROPERTY DESCRIPTION AND LOCATION

4.1	LOCATION

The Carbon Creek property lies within the Liard Mining District in northeast British Columbia. It is approximately 60km to the northwest of the town of Chetwynd and 40km west of the village of Hudson’s Hope. The nearest major cities include Fort St. John approximately 110km to the east and Prince George 220km to the south. It is centered approximately on latitude 55°56’40” N and longitude 122°40’40” E.

The commercial airport at Fort St. John provides air access from Vancouver. The CN Rail line connecting the mines of northeast BC to the ports of Vancouver and Prince Rupert passes within 40km of the south end of the property, as shown in Figure 4.1.

4.2	DESCRIPTION

The Carbon Creek property is in the Peace River Coalfield and consists of twelve Coal License Applications and ten Crown Granted District Lots (CGDL’s), comprising a contiguous tenure parcel of 17,200ha.

Ten of the Coal License Applications have been submitted by P. Burns Resources Ltd. (Burns) of Calgary, Alberta and, upon the issuance of any coal licenses thereunder, such licenses are to be transferred to the Carbon Creek Partnership (CCP), an Alberta partnership. One Coal License Application has been submitted by Alan A. Johnson (Johnson), and one has been submitted by Cardero.

Cardero has entered into an agreement with Johnson to purchase the one coal license to be issued pursuant to the Coal License Application submitted by Johnson (subject to the issuance of the applicable coal license).

Table 4.1 shows application numbers, area, and applicant for each of the Coal License Applications.

The CGDL’s, totalling approximately 2,600ha, are controlled by Peace River Partnership (PRP), an Alberta partnership. Cardero has entered into an option to acquire a coal lease over the CGDL from PRP.

Figure 4.2 shows the location of the Coal License Applications and CGDL areas. The area of concern addressed in this report has been explored under numerous companies and various configurations of licensing and land and mineral control.

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The CGDL are overlapped by four of the Coal License Application areas. The BC Ministry of Energy and Mines and Petroleum Resources (MEM) will modify the application areas to exclude the portions of the Coal License Application that overlie the CGDL during the approval process for the coal licenses, as the coal underlying the CGDC is already privately owned and therefore not available for grant under a coal license. In the case of the CGDL, the original crown grant was of both the surface and coal rights. The mining from the CGDL will not require a provincial mining lease as it is privately controlled. This area will, however, be subject to all normal environmental, health and safety regulations in effect for mine permitting and operations. Additionally, the Carbon Creek Joint Venture will require that a Notice of Work (NOW) is submitted prior to conducting additional field activities including exploration if new disturbance is required.

TABLE 4.1 COAL LICENSE DETAILS

License	Area (ha)	Exploration Area	Date Acquired	Applicant
414152	5,365	Carbon Creek	Application	Alan Arthur Johnson
416891	1,400	Carbon Creek	Application	P. Burns Resources Ltd.
416892	1,400	Carbon Creek	Application	P. Burns Resources Ltd.
416893	1,400	Carbon Creek	Application	P. Burns Resources Ltd.
416894	1,330	Carbon Creek	Application	P. Burns Resources Ltd.
416895	630	Carbon Creek	Application	P. Burns Resources Ltd.
416896	1,400	Carbon Creek	Application	P. Burns Resources Ltd.
416897	420	Carbon Creek	Application	P. Burns Resources Ltd.
416898	1,330	Carbon Creek	Application	P. Burns Resources Ltd.
416899	1,050	Carbon Creek	Application	P. Burns Resources Ltd.
416900	950	Carbon Creek	Application	P. Burns Resources Ltd.
417753	525	Carbon Creek	Application	Cardero Coal Ltd.

While all of the Coal License Applications provided in Table 4.1 have been submitted to MEM, to date, none have been approved nor have any coal licenses been issued pursuant to such applications. Based upon information provided by Cardero, the application which covers the most acreage, #414152, is being processed by MEM and an approval is anticipated by the end of 2012. The other applications are still under consideration by MEM, and an anticipated approval date could not be determined. Corresponding NOWs will be submitted once the pending licenses are approved. When the NOWs are issued, and following posting of sufficient financial warranty (bond), exploration work on the additional parcels can begin.

The area identified as the focus for future mine development lies outside of the Area of Critical Community Interest (ACCI) boundary, as illustrated in Figure 4.1. The ACCI has

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been delineated by First Nations to address impacts associated with extensive historical oil and gas development issues. The ACCI does not impact any planned development at Carbon Creek.

4.3	COAL LICENSE FEES

Annual fees for maintaining the Coal License Applications are $7.00 per hectare increasing to $10.00 per hectare after five (5) years. A search of mineral titles and tenures on the BC Ministry website showed the Coal License Applications to be in good standing as of October 5, 2011.

4.4	ENVIRONMENTAL LIABILITIES

The project is a greenfield site with the exception of limited exploration work. The area has been historically logged and Cardero is using existing infrastructure for its exploration activities. Norwest did not observe, nor were the authors informed of, any significant environmental liabilities during the site inspection. Other than a requirement to reclaim exploration drill pads and access roads, the authors are not aware of any significant environmental liabilities that exist at the project site.

Table 4.2 identifies the major authorizations and permits required to access, explore and produce coal from the project area. The list is not intended to be all inclusive.

Land tenure has been obtained so that exploration can occur. This was established through the agreements between Cardero and the existing owners with respect to the Coal License Applications and the CGDL as discussed above in Section 4.2. Exploration Permit #CX-9- 046 was issued for the project that has an expiry date of December 31, 2012. The authors are not aware of any other permits that have been granted to the project.

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TABLE 4.2 MAJOR AUTHORIZATIONS AND PERMITS

Authorization	Regulating Agency	Statute/Legislation
Resource Tenure (License)	BC Ministry of Energy and Mines	Coal Act
Exploration Permit	Ministry of Natural Resources; BC Ministry of Energy and Mines	Mines Act
Project Certificate	BC Environmental Assessment Office	BC Environmental Assessment Act; Federal Environmental Assessment Act
Social License/EA Certificate	BC Environmental Assessment Office- First Nations	Aboriginal Rights and Title, Treaty #8
Exploration Permit	BC Ministry of Energy and Mines	Mines Act
Permit Approving the Mine Plan and Reclamation Program	BC Ministry of Energy and Mines	Mines Act
Occupant License to cut Mine Site	Minister of Natural Resources	Forest Act
Water Discharge Permit	BC Ministry of Environment	Environmental Management Act
Air Permit/Canada – Wide Standards, Air Quality Objectives	BC Ministry of Environment	Environmental Management Act
Hazardous Waste Registration	BC Ministry of Environment	Environmental Management Act; Hazardous Waste Regulation
Fuel Storage Registration	Fire Commissioner, Ministry of Public Safety & Solicitor General	Fire Services Act
Water License – Appropriations	BC Ministry of Environment – Water Stewardship Division	Water Act
Water License – Stream Alteration	BC Ministry of Environment & Fisheries and Oceans Canada (DFO)	Water Act
Aquatic Impact – Mitigation (HADD)	Fisheries and Oceans Canada (DFO)	Fisheries Act
“Take” Permit	Environment Canada; Fisheries and Oceans Canada (DFO)	Migratory Birds Act
Species Consultation	Environment Canada	Species at Risk Act (SARA)
License of Occupation	BC Ministry of Agriculture and Lands	Land Act
Explosives User Magazine Licence	Natural Resources Canada	Explosives Act

4.5	SIGNIFICANT FACTORS AND RISKS

The exploration and future mining operation does not utilize unique technologies that might be subject to challenge by third parties. However, the project will need to work its way through the Environmental Assessment (EA) process, as well as other permitting processes. First Nations (FN) consultation is a critical element of the project development that requires a great deal of commitment, so that consensus among parties is reached to support the long-term sustainability of the project. Based upon information provided by Cardero, engagement has been initiated to obtain FN support for early project activities (i.e., exploration program). This engagement continues. FN members are employed in the ongoing exploration program, and there is a plan to involve FN members in environmental monitoring and other future activities. Also, hiring and training miners, particularly underground miners, will be challenging given the tight labor market in the region. Environmental considerations will

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need to be comprehensively addressed during the EA process; water quality is likely to be a focus of study. Additionally, direct and indirect impacts to wildlife populations will be an important issue addressed during the EA process. None of these issues appear to represent insurmountable hurdles, and given a pro-active approach with good process management, the project should be able to advance beyond this PEA to the Pre-Feasibility stage of investigation.

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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	PHYSIOGRAPHY

The property is located in the Inner Foothills of the Canadian Rocky Mountains. The regional topography is a belt of hills and low mountains. The highest elevation on the property is slightly over 1,600m above sea level. The moderately to steeply sloping ground descends to an elevation of about 680m above sea level on the shores of Williston Lake. Most of the area is below the tree line and is densely forested with spruce and pine. Black bear and grizzly bear are present in the area as well as moose, caribou and deer. The creeks are populated with grayling and trout.

Carbon Creek flows from south to north through the property and enters the Williston Lake located in the north of the property. Carbon Creek is fed by a number of west to east flowing creeks, the most prominent being Seven Mile Creek, Nine Mile Creek, Ten Mile Creek, and Eleven Mile Creek. These tributaries are named according to their approximate distance from the Peace River now covered by Williston Lake. The McAllister Creek is a major east to west flowing tributary of Carbon Creek and joins the river in the southeast of the property.

5.2	ACCESS

The property is accessible by road. Improved forest service roads connect the property with British Columbia Highway 29 between the towns of Chetwynd and Hudson Hope as illustrated in Figure 4.1. The forest service road enters the property from the east and crosses Carbon Creek in the center of the property. These roads service active commercial logging operations in the area and can be negotiated with four-wheel drive vehicles in the summer and snowmobiles in the winter.

5.3	PROXIMITY TO TOWNS AND TRANSPORTATION SYSTEMS

The nearest towns to the property are Chetwynd (population 2,500) located 60km southeast of the property and Hudson Hope (population 1,200) located 40km east of the property. The nearest city is Fort St. John (population 18,300) located 110km east of property and is connected to the towns of Chetwynd and Hudson’s Hope by Highway 29. The CN Rail line connecting Fort St John and Tumbler Ridge areas with Prince George passes 40km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC.

5.4	CLIMATE

The area has a continental highland climate featuring short, warm summers and long, cold winters. Average July and January temperatures reported for nearby Chetwynd are 15.3ºC and –10.3ºC, respectively, although cooler temperatures may be expected in the higher altitudes in the

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area. During January to March, cold spell temperatures will decline to lows in the range of –40º C with periods of high winds on ridge tops. Chetwynd averages 318mm of rain and 1.69m of snow per year, and the snow pack persists from October to June. Year-round mining operations are common in the area and winter conditions do not preclude surface or underground mining activities.

5.5	AVAILABILITY OF LABOR, UTILITIES AND LAND FOR PLANT AND FACILITIES

Labour will be recruited from throughout Canada and will live in the surrounding communities of Chetwynd and Hudson’s Hope. Experienced underground miners are scarce in Canada and Cardero will have to recruit heavily and plan on extensive training of the workforce. Bus transportation will be provided to the employees from these communities. Electric power will initially be generated on site using diesel powered generators. It is anticipated that a transmission line will be constructed to the site from Hudson’s Hope or possibly from Bennett Dam by the time mining is in full production. Water for coal processing, equipment washing, showers and other domestic uses will be supplied through on-site wells and/or from nearby lakes. Either source will require proper permits. Voice and data communications are currently provided by satellite receivers. These items will be included in capital and operating costs.

As confirmed through the site inspection, there is adequate level ground to accommodate the required facilities, coal processing plant and truck loadout. The existing gravel surfaced access road and proposed coal transportation road will require improvements including widening in some areas, adding passing lanes and replacing or repairing certain bridges. It is envisioned that a four-kilometre tunnel will be driven through the mountain range separating the headwaters of Carbon Creek from Clearwater Creek (see Figure 5.1) to connect to a haul road along Clearwater creek from the tunnel exit to the train loadout on the CN railroad.

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6	HISTORY

The history of coal exploration and evaluation at the Carbon Creek property is summarized in Table 6.1. These estimates focused on differing areas of the property and were subject to different criteria and objectives over their time span.

TABLE 6.1 EXPLORATION HISTORY

Year	Company/ Individual	Tonnes Millions	Units
1943	Stines	2,700	Short tons
1971	Utah	316	Short tons
1972	Utah	245	Short tons
1973	Utah	188	Short tons
1975	Utah	133	Short tons
1976	Utah	143	Metric tonnes

There have been two major periods of coal exploration at Carbon Creek. During the period from 1908 to 1951 exploration was limited to surface mapping, trenching, and sampling along creek beds. The next period of active coal exploration was from 1970 to 1981 when Trend Exploration Limited (Trend), a Colorado based company, conducted an aerial mapping survey and subsequently Utah Mines Ltd. (Utah) completed comprehensive campaigns of exploration, including surface mapping, drilling, trenching, and bulk sampling programs.

6.1	PERIOD 1908 TO 1951

Coal occurrences in the Carbon Creek area were first described early in the 19th century from exposures along creek beds. Cowper Rochfort and Senator Patrick Burns (later the Burns Foundation) were the first mineral claim holders in the area starting around 1908. Various preliminary appraisals were performed by A.B. Christie for Lord Rhonda in 1914 and by Rochfort in 1921 representing the American International Company. The earlier claims by Rochfort and Pat Burns were surveyed and ten of their claims were converted to leases in 1921 (Stines, 1943). In 1928, EW Beltz, representing the Stuart and Batten Company, undertook a formal surface mapping and coal sampling program of the area. Strike and dip measurements of coal and rock outcrops were taken by Beltz along Carbon Creek and the surrounding tributaries. The coal seams were interpreted by Beltz to be developed within a broad synclinal structure with strata dipping at between 5 and 20 degrees. The axis of this synclinal structure was interpreted as extending roughly north-south through the property and a few miles west of Carbon Creek.

In 1942, Rochfort and Walter Wrigley excavated four trenches along Eleven Mile Creek for geologic mapping and collection of hand samples. This was followed by further surface mapping

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and sampling of coal bed outcrop by Stines in 1943. The mapping and sampling was largely confined to rocky outcrops along the Nine Mile Creek, Ten Mile Creek, Eleven Mile Creek, and Carbon Creek.

Stines was able to confirm the mapping and interpretation of the 1928 and 1942 surveys and a total of 13 coal samples were taken by Stines from surface outcrops in the area. Further mapping and sampling of coal exposures from creek beds and trenches were undertaken by the British Columbia Department of Mines in 1944. The results of this sampling and mapping exercise are summarized in the Mathews (1945) report. A total of 45 samples were reported by Mathews.

By 1945 up to ten separate coal seams were identified. The coal seams were exposed over an area approximately twelve miles long (north to south) and two miles wide (east to west). No drilling had taken place by 1945 and all interpretations were based on surface mapping along creek beds and trenches.

Stines (1943) estimated a total of 145 million short tons (Mst) from two prominent seams and further stated that the estimate may be as high as 2,700Mst if all 10 Gething seams are included in the tonnage calculations. Later, Mathews (1945), despite having acquired additional sample data, believed that surface mapping and trenching alone was insufficient for a reliable estimate of coal tonnages at Carbon Creek. Mathews recommended that drilling would be required for accurate coal tonnage estimates and drillhole sampling would eliminate the potential for surface weathering to negatively impacting the coal assay results.

By 1951, the last of the series of investigations was completed by Howells and Davidson (Birkholtz and Fullerton, 1972) and the coal leases at Carbon Creek were now consolidated under the name of the Burns Foundation. The Howells and Davidson report was not available in the public record, however is likely that additional sampling from stream beds and/or trenches may have taken place and were documented by the Burns Foundation.

6.2	PERIOD 1970 TO 1981

6.2.1	Trend Exploration Limited

In 1970 Trend undertook an aerial survey of the Carbon Creek property. Trend’s photo interpretation of the surface geology identified the main structural marker beds in the area.

6.2.2	Utah Mines Limited

Utah was responsible for the bulk of the historical coal exploration of the Carbon Creek property. Their coal exploration programs covered the period from 1971 to 1981 and were comprised of surface mapping, drilling, seismic survey and interpretation, and bulk sampling from eight surface adits.

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Early in 1971 Utah negotiated the transfer of 143 coal licenses from Trend and 10 Crown Granted District Lots from the Burns Foundation to Utah. The coal licenses covered the Carbon Creek Property and totaled 96,153 acres. The Utah coal exploration areas are illustrated in Figure 8.1 and included four regions of the property: northern, central, and southern areas, as well as the McAllister Area centered around McAllister Creek in the southeast extremity of the property. The Utah exploration was completed over several annual phases starting in 1971. Resource estimates were prepared throughout this period, but often had differing objectives and included different areas of the property.

6.2.2.1	1971 UTAH EXPLORATION

Nine core drillholes were completed in 1971, focused on the central exploration area. The results of the drilling together with surface mapping provided Utah sufficient information for estimating potential coal tonnages for this central area. In their 1972 exploration report (Utah, 1973), a total of 300Mst of in place coal was estimated to be potentially mineable within the central region of the property.

6.2.2.2	1972 UTAH EXPLORATION

Drillhole coverage was expanded in 1972 to include greater portions of the northern area and the McAllister area. Five of the fourteen holes completed in 1972 were drilled in the McAllister area in the southeast. In their 1973 exploration report (Utah, 1973), an estimated total of 245Mst of in- place potentially mineable coal existed in the northern and central regions of the property. Utah did not estimate any potentially mineable in-place coal in the McAllister Creek area due to the thin, discontinuous and lenticular nature of the coal in the area.

6.2.2.3	1973 UTAH EXPLORATION

Drilling continued in the northern and central areas of the property in 1973 and by the end of the year 16 holes had been completed from 10 sites in the northern and central exploration areas. Similarly to previous years, field mapping along creek beds was used to assist in the interpretation of the coal geology. Utah reported in their 1974 Exploration Results Report (Utah, 1974) a total of 188Mst of in-place coal that could be potentially mineable from six principal coal seams over an area of 831 acres.

6.2.2.4	1975 UTAH EXPLORATION

Drilling was expanded in 1975 to include parts of the southern and McAllister Creek areas. By the end of the year an additional 36 drillholes had been completed. A shallow 2D seismic survey was completed along four north-south lines to determine the impacts of glaciation on coal seam development. On conclusion of the drilling and seismic programs, Utah estimated a total of 133Mst of in-place coal tons for the central and northern regions (Utah, 1975). No coal tonnage estimates were made for areas south of Ten Mile Creek.

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6.2.2.5	1976 UTAH EXPLORATION

The 1976 exploration program concluded with the completion of 181 drillholes in the north and central areas plus a few holes north of Eleven Mile Creek in the southern region. The majority of the drillholes were focused on determining the extent of surface weathering on coal quality and did not included a detailed analyses of coal quality at depth as was the focus of earlier Utah exploration campaigns. In addition to exploratory drilling, six adits were excavated in the northern and central areas. The purpose of the adits was to obtain sufficient sample mass for coal washability, metallurgical testing and coal sizing analyses necessary for coal plant design as well as for testing underground mining productivity, rock stability and weathering profile.

Only preliminary estimates of in-place coal tonnages were reported by Utah in 1976, using exploration data up-to and including the 1976 program. These preliminary estimates totalled 23.7Mt (Million metric tons) and were limited to the area south of Ten Mile Creek and north of Eleven Mile Creek. In-place coal tonnage estimates for the remaining areas, including McAllister Creek, were reported to be 119Mt in the Utah 1976 exploration report. This estimate only used exploration data accrued prior to 1976.

6.2.2.6	1981 UTAH EXPLORATION

A 45-hole drilling program was initiated in 1981 to cover gaps in the exploration record for a more accurate assessment of the property to aid mine planning and plant design efforts. No coal tonnage estimates were reported by Utah using the 1981 drillhole data and the last recorded coal tonnage estimates were reported in 1976 Exploration Report.

According to the information presented to Norwest, there has been no active coal exploration on the Carbon Creek property following completion of the 45-hole program in 1981 until the recent drilling performed by Coalhunter in 2010. The last report outlining coal tonnage estimates was completed in 1976 by Utah and predates the formal establishment of guidelines for the public reporting of coal resources and reserves on international exchanges and is therefore not NI 43-101 compliant. Final reports by Utah estimated 133Mt and 143Mt by Utah in 1975 and 1976 respectively.

6.3	CURRENT PERIOD

6.3.1	Coalhunter 2010

An eight-hole validation drilling program was performed by Coalhunter during October and November of 2010. Seven of the holes were successfully cored from surface to their total depth and geophysically logged. The final hole collapsed after total depth was reached and was only able to be geophysically logged to 30m in depth. A total of 1,712m were drilled in the eight holes.

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The objective of the validation drilling was to twin (drill close by) a selected group of Utah holes in order to confirm the accuracy of the older drilling records. Positive results would permit the Utah drilling data to be used in the estimation of a NI 43-101 compliant resource. The results of this work are discussed under Item 16 “Data Verification”.

6.3.2	Cardero 2011

Cardero initiated an exploration program in August, 2011. Some preliminary data was reviewed prior to the effective date of this report but will not be incorporated into the resource model until the field program has been completed. No material changes have occurred since the Coalhunter 2010 validation drilling program was concluded in November of 2010.

6.4	PAST PRODUCTION

Other than bulk coal samples taken from six adits driven into the main coal seams, there has been no coal production from the property as of the September 13, 2011 inspection date.

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7	GEOLOGICAL SETTING AND MINERALIZATION

The license area is located within the Peace River Coalfield (PRC) and forms part of the Rocky Mountain Foothills structural belt which lies to the east of the Canadian Rocky Mountain Trend. The Foothills belt is characterized by folded and faulted Mesozoic sediments that are in transition between the relatively gently-dipping, non-deformed formations of the Alberta Plateau to the east and the highly-deformed Rocky Mountain Trend to the west.

The coal seams of the PRC were formed within Cretaceous sediments deposited along the western margin of the Western Canada Basin in a series of transgressive-regressive cycles during the Columbian Orogeny. Environments of deposition varied laterally and vertically from marine through pro-deltaic and near shore, to delta plain and alluvial. Lithologies include mudstone, siltstone, sandstone, conglomerate, and coal. The subsequent Laramide Orogeny resulted in most of the present day faulting and folding of the coal-bearing sediments in the PRC.

7.1	REGIONAL STRATIGRAPHY

The two main coal-bearing units occurring throughout the Foothills region are the Gates Formation and Gething Formation. The Lower Cretaceous-age coal seams from these two formations were subjected to varying depths of burial prior to the Laramide deformation and mountain-building episodes. The subsequent structural deformation resulted in increased pressures and heat flows that have imparted metallurgical properties to the coal seams as evidenced from the vitrinite reflectance, swelling characteristics, and overall maturity of the coal seams.

A summary of the typical stratigraphy for the PRC is shown in Table 7.1. The stratigraphic units occurring within or adjacent to the property range between the Moosebar Formation and Minnes Group, with the Gething Formation being the primary unit exposed at surface. Units penetrated by drilling within the property to date typically begin in the upper Gething and terminate in the middle or lower Gething. No record exists of the Moosebar Formation or its distinctive lower unit, the Blue Sky member, being intersected by drilling within the license area boundaries.

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TABLE 7.1 UPPER JURASSIC-UPPER CRETACEOUS STRATIGRAPHY OF NE BRITISH COLUMBIA

7.2	COAL OCCURRENCES

The coal seams occurring within the property are contained within the non-marine Gething Formation, as illustrated in Table 7.1 above. The Gething Formation consists of dark grey mudstone, siltstone, very-fine to coarse-grained sandstone, carbonaceous mudstone, silty and sandy mudstone, coaly plant debris, minor bentonite, black shale, occasional minor tuffs in the upper part, minor conglomerates and coal. The sandstone in the upper portion of the formation contains pebbles and coal stringers.

Thirty or more coal seams occurring in the upper and middle Gething Formation have been found to occur on the property. Of these, 16 have been identified as having sufficient thickness and continuity for correlation across significant areas. Figure 7.1 shows the generalized stratigraphic column of the Gething coals occurring at Carbon Creek, with the positions of major seams, interburden and marker horizons. Figure 7.2

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shows a stratigraphic section of a portion of the property, using the base of Seam 40 as a stratigraphic datum. Figure 7.2 also illustrates the rather straightforward correlations of most major and minor seams in this area. The Carbon Creek property shows, in this respect, better seam continuity and simpler coal seam geometry than many of the other northeast BC Gething properties.

Historic resource estimates, as well as the current estimate presented in this report, have focused on 12 of these seams. There are an additional four seams that Cardero is proposing to include in the next resource estimate update, assuming that the currently ongoing drill program provides sufficient data to support their inclusion. Table 7.2 shows the average thicknesses of these seams derived from the in-situ geologic model.

TABLE 7.2 AVERAGE SEAM THICKNESS

Seam	Thickness (ft)	Thickness (m)
58	4.12	1.25
55	5.16	1.57
54	4.44	1.35
52	4.93	1.50
51A	4.25	1.30
51	4.51	1.38
47	3.71	1.13
46	5.40	1.65
40	4.94	1.50
31	6.58	2.00
15	6.57	2.00
14	6.25	1.91

7.3	STRUCTURAL GEOLOGY

The regional trend in the Foothills region, for both fold axes and thrust faulting, is northwest to southeast, with fault planes dipping to the southwest. The folding in the Foothills is generally broad and gentle, with major fold set axes spaced on the order of 2km to 4km apart and dips of less than 20º. Smaller scale folds and undulations modify these larger structures. Faulting tends to be of the thrust variety and occur with varying severity throughout the Foothills; while bedding inclinations can be locally steepened by drag folding associated with these structures.

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7.4	PROPERTY GEOLOGY

Structural interpretations of the Carbon Creek property by Utah in their 1981 Exploration Report portray a rather broad, doubly-plunging syncline which lies between two anticlinal belts straddling the western and eastern boundaries of the property. The synclinal axis roughly parallels the course of Carbon Creek, as shown in Figure 7.3 and the cross-sections in Figures 7.4 and 7.5 and dips gently (less than 50º) to the south-southeast through the main project area. Dips in the central portion of the property are nearly flat, ranging from 0º to 15º, increasing to up to 30º locally along the synclinal flanks in the east and west portions of the property. Dips through the east and central portions of the target area are very mild due to their proximity to the syncline axis. Dips are shown to increase to the west moving up the western limb of the syncline, as shown in the structural elevation contour map, Figure 7.6.

Utah interpreted the presence of four faults based on drill and field mapping data. These faults trend roughly north-south and were thought to die out in these directions. According to Utah, dips of strata in proximity to these faults increase to the point where they effectively separate the property into discreet mining blocks. The three westernmost faults were interpreted to be high-angle reverse faults with displacements estimated to range from between 50m to 70m. The easternmost Carbon Creek fault was speculated to be a high-angle thrust and having significant displacement, in the range of hundreds of meters, based on the interpretation of a coal-barren portion of the upper Gething being exposed on its eastern side.

Recent field work conducted by Cardero has shown that the severity of the faulting may be less than estimated by Utah during their evaluations of the late 1970’s and early 1980’s. Definitive data that would allow accurate, detailed mine planning in the areas proximal to suspected faults has yet to be collected and/or evaluated at the time of this report.

The most notable change in interpretation is the intersection of what is believed to be the lower coal seams of the property’s stratigraphic sequence on the east side of the Carbon Creek Fault. This fault was formerly thought to have had sufficient uplift to expose the barren zone of the Gething Formation lying below the coal horizons. The new interpretation is illustrated in the structural cross-sections shown in Figures 7.4 and 7.5. Although the area east of the Carbon Creek Fault is not sufficiently defined to qualify as a resource in this report, it does present an exploration target for potentially establishing future resource tonnage.

The northern half of the property (the target area shown in Figure 7.3 inset) is significantly better understood geologically than the areas south of Eleven Mile Creek.

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Utah believed that the southwest portion of the property became geologically more complex and it proved more difficult to explore due to the thicker covering of glacial till. The area is under-explored at this stage of property development and the historical interpretations are derived from field mapping of isolated outcrop locations along streambeds. A rigorous program of drilling, trenching and possibly geophysical surveys will be required to further develop the areas south of the current target area.

7.5	MINERALIZATION

The mineralized zones encountered on the property are predominantly medium volatile bituminous coal seams, with minor increase or decrease in rank depending on structural or stratigraphy variations and depth of burial. Historic coal quality reports indicate that the coals will, with beneficiation (washing) to remove impurities, produce a product with coking properties suitable for metallurgical applications

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8	DEPOSIT TYPES

Criteria applied to coal deposits for the purposes of determination of coal resources and reserves include both “Deposit Type” as well as “Geology Type”. For coal deposits this is an important concept because the classification of a coal deposit as a particular type determines the range-limiting criteria that may be applied during estimation of resources and reserves.

“Geology Type” for coal deposits is a parameter that is specified GSC Paper 88-21, which is a guideline reference for coal deposits as specified in NI 43-101. Geology Type is a definition of the amount of geological complexity, usually imposed by the structural complexity of the area, and the classification of a coal deposit by Geology Type determines the approach to be used for the resource/reserve estimation procedures and the limits to be applied to certain key estimation criteria. The identification of a particular Geology Type for a coal property defines the confidence that can be placed in the extrapolation of data values away from a particular point of reference such as a drill hole.

The classification scheme of GSC Paper 88-21 is similar to many other international coal classification systems but it has one significant difference. This system is designed to accommodate differences in the degree of tectonic deformation of different coal deposits in Canada. The four classes of geologic complexity, from lowest to highest, are:

  Low
  Moderate
  Complex
  Severe.

The bituminous coal deposits that occur within the property north of Eleven Mile Creek are typical of those in the outer foothills. Based on the data available and existing geological interpretation, Norwest has determined coal mineralization to be of the Moderate geology type. The Moderate geology type is described as structures with broad, open folds with bedding dips generally less than 30º and faults may be present but uncommon, generally with displacements of less than 10m. A Moderate geology type is believed to be found within the McAllister area as well.

Complex geology is described as structures with bedding inclinations which are steeply dipping or overturned. Faults are present with large displacements. A Complex geology type is believed to be found in exploration areas south of Eleven Mile Creek, west of Carbon Creek as shown in Figure 8.1.

“Deposit Type” as defined in GSC Paper 88-21 refers to the extraction method most suited to the coal deposit. There are four categories, which are “surface”, “underground”, “non-conventional”, and “sterilized”. The Carbon Creek deposit, based on the reported coal thicknesses, stripping ratios and depth of the coal occurrence below ground surface is considered to contain areas of a “Surface” deposit type as well as areas of an “Underground” deposit type.

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9	EXPLORATION

The periods and types of coal exploration undertaken on the property are summarised in Table 9.1. The coal exploration methods can be separated into four types: regional mapping and field sampling, aerial surveys, coring and open-hole (rotary) drilling, and bulk sampling. Types by era are summarized below.

TABLE 9.1 EXPLORATION METHODS

Year	Company/ Individual	Exploration Activity
1908 to 1942	Various*	Surface mapping, and sampling, trenching
1943	Stines	Surface mapping, and sampling, trenching
1945	Mathews	Surface mapping, and sampling, trenching
1970	Trend Exploration	Aerial reconnaissance mapping
1971	Utah	Surface mapping and drilling
1972	Utah	Surface mapping and drilling
1973	Utah	Surface mapping and drilling
1975	Utah	Surface mapping, drilling, and 2D seismic program
1976	Utah	Surface mapping, drilling and bulk sampling from adits
1981	Utah	Surface mapping and drilling
2010	Coalhunter	Validation drilling (coring)
2011 (In progress)	Cardero	Infill slim core and rotary drilling, large diameter core bulk sampling, geotechnical drilling, hydrologic field testing

* Includes Lord Rhonda, Rochford (1921), Burns Foundation, Beltz and Wigley

Data from the Utah exploration work and the drilling performed by Cardero in 2010 has been used in the current geological model and current resource estimates.

9.1	REGIONAL MAPPING AND FIELD SAMPLING

From 1908 to 1951, coal exploration on the Carbon Creek property was largely restricted to mapping coal and rock units along creek beds and hand trenching with the aid of explosives. Coal samples were taken from partially or completely exposed coal seams and bedding attitude measurements were taken along rocky outcrops. This work was largely conducted by private concerns, the BC Department of Mines, and/or individuals representing the Burns Foundation, a then major coal lease holder in the area.

By 1945, up to ten separate coal seams exceeding 1.2m were identified with two of the seams being more than 1.8m thick. These seams were called the Gething seams and were designated seams A though G from top to bottom. The coal seams were exposed over an area approximately

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12 miles long (north to south) and two miles wide (east to west). The seams were interpreted to be deposited within an elongate synclinal basin that appeared to develop sub-folds in the southern portions of the property south of Eleven Mile Creek.

By the end of 1945, the coal seams were described as medium to low-medium volatile bituminous coal with one or two coal seams having coking properties (Mathews, 1945). The low number of seams with coking properties appeared to be attributed to the potential for the coal samples to be affected by surface weathering and oxidized.

A total of 26 field coal samples were described in the Stines (1943) report and 25 in the Mathews report. The location of the field mapping sites, coal sampling sites, and trenches described by Stines and Mathews were not surveyed using current methods i.e. theodolite and/or satellite based methods, and were limited to a text description of the sample locality. Plans illustrating the location of these points of observation were not available.

9.2	TREND EXPLORATION AERIAL SURVEY

Trend Mining Company (Trend) conducted a photo interpretation survey of the property in 1970 with some limited field mapping for validation purposes. Trend’s photo interpretation of the surface geology identified the main structural marker beds in the area such as the contact between the Cadomin and Gething Formations and reaffirmed the earlier interpretation of major structural controls on coal seam development.

Trend was of the opinion (Trend, 1971) that the earlier coal samples taken by Mathews were undoubtedly oxidized from surface exposure and no modern coking tests had been applied to these samples. Trend believed that some of the coal seams mapped at Carbon Creek should be excellent coking coals based on reported coal qualities for the Gething seams sampled in other regions of the PRC.

Trend’s photo interpretation and mapping exercise, together with earlier surface mapping and sampling along creek beds, formed the basis for drilling and bulk sampling completed by Utah from 1971 through 1981.

9.3	UTAH MINES EXPLORATION

The most significant and comprehensive coal exploration to be conducted on the Carbon Creek Property was done by Utah between 1971 and 1981. The exploration campaigns encompassed surface mapping, core and rotary drilling, geophysical logging, coal/rock sampling, 2D seismic surveys, and bulk sampling from six adits. The location of the drillholes and bulk sample sites (adits) are illustrated in Figure 9.1. The exploration concluded in 1981 with the mapping and correlations of up to 16 potentially mineable coal seams west of Carbon Creek and north of Eleven Mile Creek. The drilling and mapping in the McAllister Creek area did not reveal any

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significant coal seam development and the coal seams were found to be generally thin (<0.5m) and discontinuous. Only two seams were recognised in the McAllister area that justified reporting coal tonnage estimates. These were called the Upper Seam and the Lower Seam by Utah.

9.4	COALHUNTER 2010 EXPLORATION

Eight HQ core holes were drilled by Coalhunter during the fall of 2010. The program was designed to validate the results of past exploration and twin holes drilled by Utah. Results were positive and effectively confirmed the suitability of past Utah drill data for use in current resource estimates.

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10	DRILLING

There were six drilling programs on the property between 1971 and 1981 and one in 2010. The year, number, type, and footage are outlined in Table 10.1. The location of the drillholes including drillhole ID’s (numbers) is provided in Figure 10.1.

TABLE 10.1 UTAH MINES LTD DRILLING STATISTICS

Year	Number Holes	Total Length	Average Depth	Type Drilling	Hole Diameter
1971	9	6,752 ft	750 ft	Core	HQ
1972	14	9,296 ft	664 ft	Core	HQ
1973	11	6,642 ft	604 ft	Core	HQ
1973	5	846 ft	170 ft	Core	6 inch
1975	36	24,946 ft	693 ft	Core	HQ(27),PQ(9)
1976	162	20,688 ft	128 ft	Rotary	HQ
1976	19	11,225 ft	591 ft	Core	HQ
1981	6	1,443.23 m	240 m	Core	HQ
1981	39	1,747 m	45 m	Rotary	HQ
2010	8	1,712 m	214 m	Core	HQ

All drilling was vertically orientated, targeting coal seams that were mostly dipping between 5o and 20 o from the vertical. Approximately one third of the 309 holes drilled on the property were sampled core holes. The rotary holes were completed for the purposes of coal seam correlations and mapping depth of surface weathering.

Prior to the 1981 drilling program there was inadequate road access from paved highways in the area and all drilling, bulk sampling, and road construction equipment had to be barged across Williston Lake to the Carbon Creek embayment on the southern shores of the lake. Gravel access roads to the drill sites as well as temporary bridges across creek beds were constructed from the embankment with the aid of bulldozers.

There is no record of how the drillholes were surveyed in the Utah exploration reports. It is Norwest’s experience that drillhole collar surveys undertaken by major coal mining companies such as Utah were typically done using theodolites and using closed-loop traverse triangulated from public land survey base points. This method of survey is at an acceptable level of accuracy for coal exploration purposes.

The 2010 Coalhunter drilling was performed using two wireline core rigs and extracting continuous core of HQ gauge. All holes were drilled in vertical orientation and averaged 214m in depth, each intersecting numerous seams in the stratigraphic sequence. Core recovery was good and presented no impact to the accuracy or reliability of the results.

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The 2011 Cardero drilling program was underway during the site visit, ultimately utilizing six wireline core rigs, two of which were capable of drilling open-hole. The project commenced in August 2011 and is expected to conclude field operations prior to the end of 2011. Norwest personnel have been involved in the project planning and field activities since project inception.

The principal objectives of this program are to:

  Provide infill drilling to accurately model the property’s targeted development area for advanced engineering and economic analysis.
  Obtain bulk samples of key coking seams using large diameter coring for detailed washability testing and further metallurgical characterization.
  Collect detailed geotechnical data for advanced mine design and samples for rock mechanics testing.
  Collect geotechnical data for facilities and impoundment design.
  Conduct sterilization drilling to determine if mineable coal exists beneath planned facilities or impoundments.

This work was not advanced sufficiently to comment further in this report, but will be thoroughly evaluated and discussed in the next level of analysis of this property.

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11	SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1	SAMPLING METHOD AND APPROACH

Coal samples have been acquired and analyzed over the 70-plus years of property exploration. The history, number and methods of sampling is summarised in Table 11.1.

TABLE 11.1 COAL SAMPLING HISTORY AND METHOD

Year	Reference	Company/ Individual	Type Sample	Number Samples	Analysis Type
1908 to 1942	Stines (1943)	Private	Grab (hand)	13	Raw proximate
1943	Stines (1943)	Burns Foundation	Grab and channel	13	Raw proximate
1944	Mathew (1945)	BC Department of Mines	Grab and channel	45	Raw proximate
1971	Utah (1976)	Utah Mines	Drillcore	93	Raw proximate, washability
1972	Utah (1976)	Utah Mines	Drillcore	130	Raw proximate, washability
1973	Utah (1976)	Utah Mines	Drillcore	95	Raw proximate, washability
1975	Utah (1976)	Utah Mines	Drillcore	296	Raw proximate, washability, coal sizing
1976	Utah (1976)	Utah Mines	Drillcore, rock chips, adit bulk	Unknown	Raw proximate, washability, coal sizing, carbonization
1981	Utah (1981)	Utah Mines	Drillcore, rock chips	Unknown	Raw proximate, washability
2010	SGS Lab	Coalhunter	Drillcore	114	Raw proximate, FSI, ASG

Prior to 1971, all sampling of coal seams in the Carbon Creek property was from natural surface exposures along creek beds and from hand excavated trenches with the aid of explosives. Where the entire seam was exposed, channel samples were taken (i.e. samples representing the entire coal unit from top to bottom). The preferred and unbiased method of coal sampling is from drillcore samples. The drillcore sampling field methods were not described in the Utah drilling reports. It is, however, Norwest’s belief that the work was conducted to the typical industry standards applicable at that time. Utah was a major coal and mineral commodity producer with many active mines worldwide. The laboratories are well respected and the procedures well documented in the Utah reports. Methodology of sample preparation, laboratory equipment design and analytical procedures have not changed significantly in the past 30-plus years from the

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work described. The following is Norwest’s interpretation of the field sampling protocols based on the drillhole sample records in the Utah exploration reports:

  Drillcore samples for the most part included the entire seam and thin (<0.5m) rock partings were included in the coal samples.

  Where more than one sample was encountered per seam, the drillcore samples were usually contiguous and representative of a typical lithological description or bench of the coal seam.

  Chip samples were taken from the rotary holes, but these were separated from the drillcore samples and not used by Utah for detailed analyses of coal quality and washability analysis.

During the 1975 to 1976 period, large diameter drilling (6in diameter) and bulk sampling from surface adits were successfully completed by Utah for the purposes of obtaining enough sample mass for more detailed coal washability tests, coal sizing tests, and further metallurgical testing. This is also current industry practice since it best represents the likely coal handling characteristics in a mining operation and the impacts thereof on coal quality.

Norwest personnel were on site during drilling of the first two holes of the Coalhunter 2010 program. Norwest’s observations showed that core was sampled, handled, sealed and packaged using current industry standards. Core was logged, sampled and handled at each wellsite. Core run lengths were measured and compared to driller’s records to accurately determine core recovery. Core was photographed and logged for descriptions of core lithology and discontinuities for future geotechnical characterization. Samples were taken either full seam or ply-by-ply where lithology changes dictated. Non-removable rock partings were included in full seam samples or were sampled separately where thick enough to be considered a separate ply. Samples were sealed in poly tubing, labelled, and boxed for transport to the laboratory.

A total of 114 coal samples were sent to the SGS laboratory in Beckley, West Virginia from the 2010 Coalhunter program. They have been tested for standard raw coal analyses including proximate analysis, sulfur, FSI and apparent specific gravity. Roof and floor samples were also analyzed for most seams with a parameter suite limited to short proximate (moisture, ash, heating value), sulfur and apparent specific gravity. Roof and floor data was sampled to be used in dilution calculations for any future reserve estimates. A small number of samples were submitted for basic washability testing at 1.5g/cc float/sink.

In coal work additional special security methods and chain of custody procedures for the shipping and storage of samples are not commonly employed, as coal is a relatively low value bulk commodity.

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12	DATA VERIFICATION

The majority of data used in the current geologic model was sourced from exploration programs conducted by Utah during the period of 1971 to 1981. The data was acquired by Norwest from MEMPR and from Coalhunter, which included many of the original hardcopy documents from these programs, including geophysical logs, geologist’s core logs, location maps and drilling completion reports. The data was found to be very well organized and evidently prepared by experienced coal exploration professionals, as would be expected from a company with Utah’s reputation.

Norwest was charged with the task of compiling a digital database from these documents and has done so, utilizing staff trained in coal exploration and interpretation. The compiled database was subjected to visual proofing and standard statistical checks in order to identify errata prior to modeling. Norwest then produced a preliminary geologic model using the Utah database as well as surface information derived from public domain sources, including:

  www.geogratis.com for drainage and infrastructure
  www.geobase.com for topography
  www.geobc.com for road networks.

Model results were compared against Utah’s geologic plans and overall interpretation of the property’s structure and stratigraphy. Seam isopachs and quality isopleths were produced and examined for inconsistencies as further data grooming progressed. Holes showing significant errata were identified and checked. A small number of holes were removed from the model database, primarily due to having incorrect collar elevations compared to topography, coupled with non-conforming stratigraphy. A final validated data set of 267 holes was used for modeling.

The final geological model included the results of the eight-hole validation drilling program conducted by Coalhunter in the fall of 2010. The validation was performed on a select set of Utah holes in order to confirm that they could be used in accurately estimating a compliant resource. A total of eight holes were cored from surface as near as possible to the original Utah holes selected for the exercise. Utah holes were selected based on being core holes representing a range of exploration campaign years and covering all of the 12 main seams contributing to the Carbon Creek resource. One of the eight holes drilled was not used in the exercise. Hole CC-10-09C blocked off prior to geophysical logging and, proving impractical to reopen and successfully log, could not achieve the accuracy of coal intercepts necessary for the validation program.

Using the seven holes with geophysical logs, a total of 47 seam intercepts were compared, with variances ranging from 0% to 5% on a per hole average. The cumulative coal thickness of major seams intercepted in each holes is shown on a per-hole basis in Table 12.1.

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TABLE 12.1 CUMULATIVE COAL SEAM THICKNESS COMPARISON

New Hole		Twin Hole		Variance	Number Major Seams
Hole Number	Cumulative Coal Thickness	Hole Number	Cumulative Coal Thickness
CC-10-01C	9.64	75-43C	9.77	-1%	3
CC-10-02C	9.23	73-30C	9.07	2%	9
CC-10-03AC	8.94	71-02C	9.09	-2%	11
CC-10-04C	5.52	76-71C	5.53	0%	5
CC-10-05C	12.82	81-88C	13.19	-3%	9
CC-10-07C	5.71	75-56C	5.98	-5%	4
CC-10-08AC	5.87	72-16C	5.60	5%	6
Total	57.73		58.23	-1%	47

Table 12.1 illustrates the validation results on a seam to seam basis. The validation results satisfies Norwest that the data acquired by Utah and compiled for the Carbon Creek geologic model is of sufficient accuracy to use in a NI 43-101 compliant resource estimation.

A Norwest geologist and Qualified Person (QP) assisted with planning and implementing the validation program and observed drilling activities conducted in the 2010 drilling program. Other Norwest personnel were onsite for drilling of the first two core holes and confirmed that the field procedures being employed by Coalhunter for the validation exercise were consistent with current industry standards. The results of the validation drilling proved positive, which led Norwest to believe that the base geologic data used in the Norwest model is valid and that current geologic interpretations are a fair representation of the geology of this property, given all data available and reviewed at the time of this report.

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13	MINERAL PROCESSING AND METALLURGICAL TESTING

The equivalent terminology used in this report is “Coal Quality and Processing”.

13.1	COAL QUALITY

13.1.1	Coal Rank

In the Carbon Creek area, coals of the Gething Formation are primarily ranked medium volatile bituminous by ASTM standards. The influence of depth of burial will increase or decrease coal maturity and rank depending on relatively deep or shallow burial respectively. Suitability of these coals for coke making, either directly or by pulverized coal injection, is determined through rheological testing and petrographic analysis on a seam-by-seam basis. Mining (Western Coal’s Willow Creek Mine) and past studies of Gething coals in the Peace River Coalfield have demonstrated that they can produce satisfactory metallurgical products, particularly after beneficiation.

A Utah inter-office memorandum, July 12, 1977, describing carbonization tests of washed coals from adit samples provides the most seam-specific data on rank, and states that Seams 14, 15, and 31 were medium volatile bituminous and Seams 51 and 52 were high volatile A bituminous. The Seam 40 sample was not reported.

Coal rank determined from the current geologic model is predominantly medium volatile bituminous, as shown in Table 13.1. The upper seams are on the border between medium volatile bituminous and high volatile bituminous A in rank, approaching an average of 31% volatile matter content (dry, mineral matter free basis) that separates the two classifications.

13.1.2	Carbon Creek Coal Quality

Typical analyses of coal within the Carbon Creek resource base area are presented in Table 13.1. Values shown are for raw, unwashed coal, but not necessarily representing mined ROM coal since these do not contain out-of-seam dilution (OSD) and may not include in-seam dilution such as rock partings. Values are derived from the combined Utah and Coalhunter laboratory analyses from slim core (mostly HQ gauge) recorded in the current geologic model. The data base includes test results for proximate analyses, total sulphur, calorific value (Btu/lb), FSI and apparent specific gravity.

Raw coal quality values show a consistent air dried moisture content, decreasing gradually with the seam sequence and reflecting increased depth of burial and coal rank. Ash content of these key seams ranges from approximately 6% to over 25%, averaging 14% and sulphur from 0.57% to a high of 1.88% for Seam 52. FSI values range from 1.5 to 6.0, averaging at 3.0. Based on the

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raw slim core FSI values alone, Seams 31, 40, and 52 appear to have the most favourable metallurgical characteristics.

TABLE 13.1 RAW COAL QUALITY

Seam	Average Thickness (m)	Coal Quality (air dried basis)
		Moisture (%)	Ash (%)	Sulphur (%)	Volatile Matter (%)	Fixed Carbon %	Calorific Value BTU/lb	FSI
58	1.14	2.60	12.56	0.92	28.92	55.93	12,663	2.0
55	1.57	2.74	12.42	0.68	28.59	56.26	12,893	2.5
54	1.39	2.78	5.66	0.83	27.36	64.20	13,926	1.5
52	1.63	2.18	17.14	1.88	28.33	52.35	12,178	4.0
51A	1.29	2.74	6.25	0.80	28.01	63.00	13,902	2.0
51	1.51	2.73	9.63	0.73	26.42	61.23	13,228	2.0
47	1.14	2.53	15.49	0.91	24.00	57.98	12,441	1.5
46	1.70	2.60	6.50	0.83	26.92	63.99	13,907	2.0
40	1.95	2.02	13.99	1.17	27.16	56.83	12,892	5.5
31	1.99	1.50	25.74	1.42	24.33	48.43	10,906	6.0
15	2.17	1.08	17.11	0.57	21.14	60.67	12,602	2.5
14	2.11	0.95	19.03	0.57	19.20	60.83	12,362	3.0
Average	1.63	2.09	14.13	0.94	25.47	58.32	12,756	3.0

Processing raw coal using size specific density and froth flotation separating processes (coal washing) is widely used to improve coal quality by reducing ash and sulfur content and raising calorific value. Coking properties such as swelling (FSI) and dilation are typically improved as well. Coals of the Gething Formation have proven to respond very well to processing and typically can be washed to a significantly lower ash content while still experiencing reasonable yields, thus increasing their suitability as metallurgical products.

13.2	COAL WASHING PROJECTIONS WITH SIMULATION

Washability and seam quality are secondary data, obtained from previous work conducted by Utah in 1976 and 1977. A total of 6 seams were accessed via adits using a Joy 6CM continuous miner and conventional mining methods. Bulk samples were collected from each of these seams. At that time, a washability study was conducted for these seams. The number of float-sink densities was limited to 8 fractions with a maximum density of 1.60sg. Norwest expanded the maximum density to 1.80sg sink using regression analyses. This extra point of delineation was necessary for simulating the processing of these coals.

.

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Norwest used Limn® process modeling software to develop a process flowsheet and to predict plausible product yields. Limn® is the leading coal process simulation software. Each unit process - screens, cyclones, spirals, etc. - is modeled individually. These unit models are very sophisticated and are derived from actual in-plant performance tests. Limn® also accounts for recirculating loads that allow for determination of true unit process loading. The result is very accurate projections of real-life product quality and yields.

Size distributions of the bulk samples were also analyzed; Norwest found these to be either nonlinear and/or exceptionally coarse. These size distributions are atypical for this region of British Columbia indicating likely errors in sample collection. Norwest corrected each seam to conform to a standard Rosin-Rammler size distribution. The corrected distribution was then further adjusted to simulate a typical plant feed allowing for coal yard handling attrition as well as topsize control for the CPP. As an example, Seam 14 size data reported by Cyclone Engineering Sales Ltd. is shown in Figure 13.1. As can be seen, it is abnormally coarse and the data point, though few, do not lie in a straight line indicating sampling error. The corrected distribution for these seams still remains coarser than many of the other Gething seams in the region. Norwest recommends that the next phase of washability studies of these seams include the application of an industry accepted study protocol size attrition testing. The impact of over-estimating coarse coal percent is to overstate wash plant yield and to understate moisture content.

A comprehensive washability analysis has not, to Norwest’s knowledge, been conducted. This type of program would now include attrition testing that conforms to established standards to determine particle size distribution. This is very important for proper component and circuit sizing within the CPP. The range of float-sink densities should also be expanded to include proper characterization of the heavier in-seam dilution material. This comprehensive washability testing, combined with metallurgical characterization to current industry standards is recommended in order to provide sufficient detailed data that would allow further engineering and economic analysis. Cardero has, at the time of this report, obtained the requisite large diameter cores for washability testing now being conducted in Calgary.

13.2.1	Seam Quality & Wash Characterization

Coal quality and physical densimetric characterizations of the major seams 14, 15, 31, 40, 46, 47, 51 and 51A for this study were largely derived from Utah data that was not only supplied by Coalhunter, but is also available publically on BC Ministry websites. Norwest, using its knowledge of the region, synthesized the available coal characterization information into a usable washability format. Norwest then developed a full-wash coal processing flow design optimized for high value metallurgical grade coals and specifically for those coals found in the Peace River coalfields. This is a full, wash-to-zero process to ensure all of the fine coal reactive macerals, e.g., vitrinite would be recovered. The result is intended to be a finished metallurgical (coking) coal product.

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For Seams 31, 40, 46, 47, 51 and 51A, no large bulk washability studies were available. However, a slim core sample of each seam (holes 76-80, 76-72 & 76-71) had been subjected to several float-sink fractions after crushing to pass 3/8 inch. In all cases, froth flotation testing was performed on the minus 28 mesh fractions. It should be cautioned that float-sink testing of slim cores tends to overstate liberation and likewise can overstate yields. As with the two lower seams, Norwest again used regression analyses to expand these densities to create a more complete picture to provide a useable data set for process modeling. Norwest also used size distributions gathered from adits in the same seams, correcting them in a manner described above.

Because of relatively thin seam mining conditions, significant reductions in yield are likely to occur. This is due to in-seam dilution in the form of rock partings as well as significant out-of-seam dilution (OSD) related to mining conditions and development requirements.

For the purposes of estimating the likely yields from underground mining operations, Norwest added 15cm of combined floor and roof material as OSD to each seam. This OSD increases the ash content of the coal. Table 13.2 below develops the expected ROM ash for each seam. Norwest added this extra dilution material to the washability data before process modeling.

TABLE 13.2 EXPECTED ROM ASH FROM UNDERGROUNDING MINING OPERATIONS

Seam Name	Seam Thickness	In- seam Ash	In-seam Density	OSD Thickness	OSD Ash	OSD Density	ROM Ash
14	1.64 m	17.5%	1.50 sg	0.15 m	76%	2.30 sg	25%
15	1.82 m	16.4%	1.48 sg	0.15 m	70%	2.30 sg	23%
31	1.84 m	28.6%	1.59 sg	0.15 m	76%	2.30 sg	34%
40	1.47 m	35%	1.64 sg	0.15 m	87%	2.30 sg	41%
46	1.60 m	53%	1.85 sg	0.15 m	75%	2.30 sg	59%
47	1.20 m	6.8%	1.36 sg	0.15 m	75%	2.30 sg	22%
51	1.50 m	28%	1.63 sg	0.15 m	75%	2.30 sg	35%
51A	1.60 m	7.8%	1.38 sg	0.15 m	75%	2.30 sg	17%

For surface mining, the OSD will be much less than for underground mining resulting in a significantly higher yield than for underground produced coal.

13.2.2	Process Simulation

A coal process flow design was developed for washing these seams. This is a three circuit design consisting of a heavy media cyclone (HMC), spiral concentrators or reflux classifiers and froth flotation. This typifies the process currently used throughout the industry for the recovery of high value coking coals. The process consists of a single large diameter heavy media cyclone to treat the nominal 50mm x 1.2mm size fraction. Anticipating high dilution levels in the feed, two stages

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of rougher-cleaner spirals were selected to process the 1.2mm x 0.25mm fraction while froth flotation would be used on the ultra-fine particles. Dewatering is done mechanically with centrifuges appropriate for the particular size ranges. Due to the northern climate of British Columbia, a thermal dryer would then finish drying the coal to market requirements.

Figure 13.2 shows the results of the Limn® process simulation of washing the principal Carbon Creek seams in the Gething Formation. This chart is useful for determining the best operating cutpoint (effective density in heavy media processes), and hence likely product ash available from each seam. Please note Seam 31 which will produce a product ash significantly higher than Seams 14, 15 and 40. These product ashes are represented by the solid lines. All of the coals are, from a washing perspective, easy to process. Note the fairly flat ash and yields across the suggested range of heavy media cyclone operation.

The individual seam simulation results are shown in Tables 13.3 through 13.18. Please note that the CSN (FSI) values are derived from cumulative calculations. Also note that these calculations are only used to determine the indicative swelling content of the product coal and that such calculations are inexact. However, it is Norwest’s experience that the actual CSN values are typically one or more points higher than those shown in the tables. Each seam was process simulated twice; once to compare the earlier work, using only the in-seam quality data, and then again with the inclusion of out-of-seam roof and floor dilution to project more typical underground mining conditions.

Seam 46 will be very low yielding and consideration should be made to perhaps not mining it using underground methods.

Seams 47, 51 and 51A will also be surface mined; in these cases, the ROM ash will likely be the same as the in-seam ash and thus higher yielding. In the surface operations for Seam 47 and 51A, consideration should be made to bypass the preparation plant since the ROM quality is very good.

TABLE 13.3 SEAM 14 PROCESS SIMULATION RESULTS – 17.5% IN-SEAM FEED ASH

	TPH (ad)	Ash (dry)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	CSN
Coarse Coal Product	390	7.3	4.0	5.0	406	7.0	7.2	0.69	4 1/2
Fine Coal Product	108	8.5	12.0	12.9	123	7.4	8.4	0.74	5 1/2
Ultra Fine Product	33	7.7	25.0	25.8	44	5.7	7.6	0.80	7
Coking Product	531	7.6	7.3	8.3	573	6.9	7.5	0.71	5
Product Yield	76%

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TABLE 13.4 SEAM 14 PROCESS SIMULATION RESULTS – FEED WITH MINING DILUTION 24.8% RAW ASH

	TPH (ad)	Ash (dry)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	CSN
Coarse Coal Product	337	7.1	4.0	5.0	351	6.8	7.0	0.69	5
Fine Coal Product	90	8.7	12.0	12.9	102	7.6	8.6	0.75	5 1/2
Ultra Fine Product	33	9.2	25.0	25.8	44	6.9	9.1	0.87	6 1/2
Coking Product	459	7.6	7.5	8.4	496	6.9	7.5	0.72	5
Product Yield	66%

TABLE 13.5 SEAM 15 PROCESS SIMULATION RESULTS – 16.4% IN-SEAM FEED ASH

	TPH (ad)	Ash (dry)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	CSN
Coarse Coal Product	412	5.5	4.0	5.0	429	5.2	5.5	0.83	6
Fine Coal Product	98	5.5	12.0	12.9	112	4.7	5.4	0.85	5 1/2
Ultra Fine Product	32	6.5	25.0	25.8	42	4.9	6.5	0.94	4 1/2
Coking Product	542	5.6	7.0	8.0	583	5.1	5.5	0.84	5 1/2
Primary Product Yield	77%

TABLE 13.6 SEAM 15 PROCESS SIMULATION RESULTS – FEED WITH MINING DILUTION 22.6% RAW ASH

	TPH (ad)	Ash (dry)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	CSN
Coarse Coal Product	367	5.3	4.0	5.0	382	5.1	5.3	0.83	6
Fine Coal Product	81	5.7	12.0	12.9	92	4.9	5.6	0.85	5 1/2
Ultra Fine Product	30	8.1	25.0	25.8	41	6.0	8.0	0.95	4 1/2
Coking Product	478	5.6	7.1	8.0	515	5.1	5.5	0.84	5 1/2
Primary Product Yield	68%

TABLE 13.7 SEAM 31 PROCESS SIMULATION RESULTS – 28.6% IN-SEAM FEED ASH

	TPH (ad)	Ash (dry)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	CSN
Coarse Coal Product	307	8.8	4.0	5.0	320	8.3	8.7	1.45	8 1/2
Fine Coal Product	85	11.6	12.0	12.9	97	10.1	11.5	1.45	8 1/2
Ultra Fine Product	54	11.1	25.0	25.8	72	8.3	11.0	1.43	8 1/2
Coking Product	446	9.6	8.7	9.6	489	8.7	9.5	1.45	8 1/2
Primary Product Yield	64%

TABLE 13.8 SEAM 31 PROCESS SIMULATION RESULTS – FEED WITH MINING DILUTION 34.2% RAW ASH

	TPH (ad)	Ash (dry)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	CSN
Coarse Coal Product	269	8.7	4.0	5.0	280	8.2	8.6	1.45	8 1/2
Fine Coal Product	72	11.8	12.0	12.9	81	10.3	11.7	1.45	8 1/2
Ultra Fine Product	51	11.3	25.0	25.8	69	8.4	11.2	1.43	8 1/2
Coking Product	392	9.6	8.9	9.8	430	8.7	9.5	1.45	8 1/2
Primary Product Yield	56%

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TABLE 13.9 SEAM 40 PROCESS SIMULATION RESULTS – 35.0% IN-SEAM FEED ASH

	TPH (ad)	Ash (dry)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	CSN
Coarse Coal Product	292	6.0	4.0	5.0	304	5.7	5.9	0.84	1
Fine Coal Product	73	7.9	12.0	12.9	83	6.9	7.9	0.84	1
Ultra Fine Product	57	7.7	25.0	25.8	76	5.7	7.6	0.83	1
Coking Product	423	6.6	8.9	9.8	464	5.9	6.5	0.84	1
Primary Product Yield	60%

TABLE 13.10 SEAM 40 PROCESS SIMULATION RESULTS – FEED WITH MINING DILUTION 41.4% RAW ASH

	TPH (ad)	Ash (dry)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	CSN
Coarse Coal Product	255	5.9	4.0	5.0	265	5.6	5.9	0.84	1
Fine Coal Product	61	8.1	12.0	12.9	70	7.1	8.0	0.84	1
Ultra Fine Product	54	7.9	25.0	25.8	71	5.9	7.8	0.83	1
Coking Product	369	6.6	9.1	10.0	406	5.9	6.5	0.84	1
Primary Product Yield	53%

TABLE 13.11 SEAM 46 PROCESS SIMULATION RESULTS – 53.7% IN-SEAM FEED ASH

	TPH (ad)	Ash (dry)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	CSN
Coarse Coal Product	184	2.7	4.0	5.0	191	2.6	2.7	0.81	2
Fine Coal Product	47	3.6	12.0	12.9	53	3.1	3.5	0.80	2
Ultra Fine Product	42	7.1	25.0	25.8	56	5.2	7.0	0.79	2
Coking Product	273	3.5	9.3	10.2	301	3.2	3.5	0.81	2
Primary Product Yield	39%

TABLE 13.12 SEAM 46 PROCESS SIMULATION RESULTS – FEED WITH MINING DILUTION 58.7% RAW ASH

	TPH (ad)	Ash (dry)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	CSN
Coarse Coal Product	156	2.3	4.0	5.0	162	2.2	2.3	0.82	2
Fine Coal Product	40	3.8	12.0	12.9	45	3.3	3.8	0.80	2
Ultra Fine Product	39	8.2	25.0	25.8	53	6.1	8.1	0.78	2
Coking Product	235	3.5	9.6	10.5	260	3.2	3.5	0.81	2
Primary Product Yield	34%

TABLE 13.13 SEAM 47 PROCESS SIMULATION RESULTS – 6.8% IN-SEAM FEED ASH

	TPH (ad)	Ash (dry)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	CSN
Coarse Coal Product	453	3.1	4.0	5.0	478	3.0	3.1	0.97	1/2
Fine Coal Product	128	2.8	12.0	12.9	146	2.4	2.7	0.96	1/2
Ultra Fine Product	23	2.2	25.0	25.8	31	1.6	2.2	0.96	1/2
Coking Product	604	3.0	6.8	7.7	648	2.8	3.0	0.96	1/2
Primary Product Yield	86%

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TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
13-7

TABLE 13.14 SEAM 47 PROCESS SIMULATION RESULTS – FEED WITH MINING DILUTION 21.9% RAW ASH

	TPH (ad)	Ash (dry)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	CSN
Coarse Coal Product	362	3.1	4.0	5.0	378	2.9	3.0	0.97	1/2
Fine Coal Product	95	3.0	12.0	12.9	108	2.6	3.0	0.96	1/2
Ultra Fine Product	23	2.6	25.0	25.8	30	1.9	2.6	0.96	1/2
Coking Product	480	3.0	6.9	7.8	516	2.8	3.0	0.97	1/2
Primary Product Yield	69%

TABLE 13.15 SEAM 51 PROCESS SIMULATION RESULTS – 28.1% IN-SEAM FEED ASH

	TPH (ad)	Ash (dry)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	CSN
Coarse Coal Product	309	3.3	4.0	5.0	322	3.1	3.2	0.73	1
Fine Coal Product	77	4.2	12.0	12.9	88	3.7	4.2	0.71	1
Ultra Fine Product	48	4.1	25.0	25.8	64	3.1	4.1	0.72	1
Coking Product	434	3.5	8.3	9.2	474	3.2	3.5	0.72	1
Primary Product Yield	62%

TABLE 13.16 SEAM 51 PROCESS SIMULATION RESULTS – FEED WITH MINING DILUTION 34.9% RAW ASH

	TPH (ad)	Ash (dry)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	CSN
Coarse Coal Product	267	3.2	4.0	5.0	278	3.0	3.1	0.73	1
Fine Coal Product	64	4.4	12.0	12.9	72	3.8	4.4	0.71	1
Ultra Fine Product	45	4.5	25.0	25.8	59	3.3	4.4	0.72	1
Coking Product	375	3.5	8.5	9.4	409	3.2	3.5	0.72	1
Primary Product Yield	54%

TABLE 13.17 SEAM 51A PROCESS SIMULATION RESULTS – 7.8% IN-SEAM FEED ASH

	TPH (ad)	Ash (dry)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	CSN
Coarse Coal Product	450	3.5	4.0	5.0	469	3.3	3.5	0.74	1 1/2
Fine Coal Product	127	3.3	12.0	12.9	145	2.9	3.3	0.74	1
Ultra Fine Product	56	3.5	25.0	25.8	75	2.6	3.4	0.75	1 1/2
Coking Product	634	3.5	8.0	8.9	689	3.2	3.4	0.74	1 1/2
Primary Product Yield	91%

TABLE 13.18 SEAM 51A PROCESS SIMULATION RESULTS – FEED WITH MINING DILUTION 17.0% RAW ASH

	TPH (ad)	Ash (dry)	Surface Moisture	Total Moisture	TPH (ar)	Ash (ar)	Ash (ad)	Sulphur (ad)	CSN
Coarse Coal Product	387	3.5	4.0	5.0	403	3.3	3.4	0.74	1 1/2
Fine Coal Product	103	3.4	12.0	12.9	117	3.0	3.4	0.74	1
Ultra Fine Product	58	4.1	25.0	25.8	77	3.0	4.0	0.74	1 1/2
Coking Product	548	3.5	8.3	9.2	597	3.2	3.5	0.74	1 1/2
Primary Product Yield	78%

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Based on the above analyses, Norwest has assumed an average clean coal yield of 68% for surface mined coal and 62% for underground mined coal for purposes of estimating the tonnes of ROM coal that must be mined to produce 2.9Mt of clean coal.

Table 13.19 summarizes the key coking product quality.

TABLE 13.19 COKING PRODUCT LIMN SIMULATION SUMMARY

Seam	Ash (dry)	Total Moisture	Ash (ad)	Sulphur (ad)	CSN
14	7.6	8.4	7.5	0.72	5.0
15	5.6	8.0	5.5	0.84	5.5
31	9.6	9.6	9.5	1.45	8.5
40	6.6	9.8	6.5	0.84	1.0
46	3.5	10.2	3.5	0.81	2.0
47	3.0	7.7	3.0	0.96	0.5
51	3.5	9.2	3.5	0.72	1.0
51A	3.5	8.9	3.4	0.74	1.5

13.2.3	Product Coal Drying

The total moistures listed in Tables 13.3 through 13.18 are indicative of mechanical dewatering. The use of a thermal dryer can further reduce product moistures to around 6% total moisture in the mine’s rail car loadout. The prime reasons for this additional reduction effort are:

  Over-compensating to assure 8% total moisture in the coal as it is delivered into the coal transport ship. In British Columbia, there exists a strong propensity to pick-up additional moisture in route to Prince Rupert as well as in the dock-side storage stockpiles while awaiting ship loading.

  The recovery of the ultra-fines into the product lends itself to higher moistures and thus prone to freezing in the rail cars during winter season.

Thermal dryers are high capital investments (+$30M) requiring relatively high power and fuel consumption. The dryers are a “once-through” process and inherently do not have any means of heat recovery. Further, the fluidized-bed means of coal transport through the drying chamber requires a very large draft fan whose motor(s) can be rated at several thousand kilowatts. Thermal dryers also require a large, wet scrubber to capture the very fine coal dust particles. A special air-quality permit will likely be required for its use.

Another, less expensive dryer was considered, but Norwest could not find evidence that this dryer (Turbo Dryer) had been tested in coal and therefore rejected its inclusion at this time. The authors do, however, recommend that this dryer be investigated in the next level of investigation as it could significantly reduce capital costs.

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14	MINERAL RESOURCE ESTIMATES

14.1	APPROACH

In accordance with National Instrument 43-101, Norwest has used the referenced document, the Canadian Institute of Mining, Metallurgy and Petroleum's “CIM Definition Standards on Mineral Resources and Reserves” adopted by the ClM Council and last modified on December 11, 2005 and referenced the Geological Survey of Canada Paper 88-21 “A Standardized Coal Resource/Reserve Reporting System for Canada” (GSC Paper 88-21) during the classification, estimation and reporting of coal resources for the Carbon Creek property.

14.2	COAL RESOURCE ESTIMATION

The term "resource" is utilized to quantify coal contained in seams occurring within specified limits of thickness and depth from surface. The resource estimations contained herein are on a geological in-situ basis, i.e. as an in-situ tonnage and not adjusted for mining losses or dilution. However, minimum mineable seam thickness and maximum removable parting thickness are considered; while coal intervals not meeting these criteria are not included in the resources. Resources are classified as to the assurance of their existence into one of three categories, Measured, Indicated or Inferred. The category to which a resource is assigned depends on the level of confidence in the geological information available. GSC Paper 88-21 provides guidance for categorizing various types of coal deposits by levels of assurance.

GSC Paper 88-21 also utilizes criteria adapted to reflect the differing assurance levels associated with varying levels of geologic complexity. Four levels of increasing geologic complexity are addressed and include:

  Low
  Moderate
  Complex
  Severe.

Norwest has determined that the area where resources are calculated for the Carbon Creek property is considered ”Moderate”, based on its shallow dips, broad open folding, and relatively mild faulting. The criteria for coals found in the geology type “Moderate” are given in Table 14.1.

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TABLE 14.1 CARBON CREEK COAL RESOURCE ESTIMATION CRITERIA

Surface Resources
Minimum depth from surface (weathered zone)	15m
Maximum stripping ratio of surface resource (m3 /tonnes)	20:1
Minimum apparent seam thickness	0.6m
Maximum mineable parting thickness	0.6m
Underground Resources
Minimum depth from surface	15m
Maximum depth from surface	600m
Minimum apparent seam thickness	1.2m
Maximum mineable parting thickness	0.5m

Coal resources estimated for the Carbon Creek property are considered to be of immediate interest. Coal resources are estimated for both surface and underground deposit types and categorized as Measured, Indicated and Inferred, summarized in Table 14.2. The resource statement is current as of October 1, 2011.

TABLE 14.2 CLASSIFICATION OF RESOURCES – CARBON CREEK PROPERTY – OCTOBER 1, 2011

Deposit Type	ASTM Coal Rank	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
Surface	mvB	33.1	20.1	19.6
Underground	mvB	42.4	71.1	147.5
Total	mvB	166.7		167.1

The Carbon Creek resource area is illustrated in Figure 14.1. It is bounded by Carbon Creek and the Carbon Creek fault in the east and by the north fork of Eleven Mile Creek in the south, where drilling is sparse and the geology is believed to become more complex. Coal License Application boundaries and drillhole density limit the resource to the west and north.

The areas of resource assurance were delineated using the following criteria:

  Measured – 225m from nearest data point
  Indicated – 450m from nearest data point
  Inferred – 2,400m from nearest data point.

Data points for this resource estimation are all drillholes. The distances recommended for a Moderate geologic type were modified to be conservative for the Measured and Indicated

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categories, limiting the distance of each by half. Specifically, Measured was limited from 450m to 225m and Indicated from 900 to 450m. The distance for Inferred resource was kept the same as the recommendations of Paper 88-21. The 2011 drilling program should place nearly all areas north of Eleven Mile Creek into the Measured plus Indicated category of assurance with enough confidence in correlations and seam continuity to employ the full distances of assurance for these categories. This approach varies from formerly reported resource estimates in that the Inferred category had been limited to half distance as well. The available results of the current drilling program have provided sufficient confidence in seam continuity and consistency to expand the Inferred category to that recommended by Paper 88-21.

The resource estimates were made from a geologic model constructed by Norwest using Carlson® software, an internationally recognized application for geologic modeling and resource estimation. Key horizons or “surfaces” were modeled to provide the necessary limits for volume estimation. Coal density values from both Utah and Coalhunter sample analyses were found to average slightly less than the 1.44g/cc recommended by GSC Paper 88-21 for the average ash content of the Carbon Creek resource. A value of 1.40g/cc was used in the resource estimates and is considered conservative.

Coal resources by seam are shown in Table 14.3. Seam resources increase in decreasing stratigraphic order as the lower the seam occurrence the more areal extent it covers due to the structural configuration of the deposit.

TABLE 14.3 COAL RESOURCES BY SEAM – CARBON CREEK PROPERTY – OCTOBER 1, 2011

Seam	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
58	2.05	0.05	0.00
55	4.52	0.55	0.04
54	4.29	0.07	0.03
52	6.54	5.33	0.48
51A	4.08	2.95	0.05
51	5.33	5.11	0.71
47	5.48	5.11	0.17
46	11.10	14.20	2.31
40	7.47	13.22	9.47
31	7.23	11.98	48.16
15	8.43	16.55	54.86
14	9.01	16.03	50.80
Total	166.68		167.07

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While the increase in extent of the Inferred category area has been the major contributor to the addition of resources in this report, decreasing the minimum underground seam height from 1.5m to 1.2m, and the minimum underground overburden from 30m to 15m has added some coal resource as well. These changes in criteria were made to be more in keeping with those employed by the mining study in determining potential ROM tonnes, while still adhering to Paper 88-21 guidelines.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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15	MINERAL RESERVE ESTIMATES

There is no additional information for this section of the report since the property is not presently a producing mine and is not as yet under development.

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16	MINING METHODS

16.1	SURFACE MINE PLAN

16.1.1	Mining Areas

As shown in Table 16.1 below, a substantial amount of coal exists that may be recovered using surface mining techniques. Surface minable locations were defined mainly by examining economic strip ratios. Strip ratio, one of the key constraints involved with surface mining, represents the volume in cubic meters of waste that must be removed to recover one tonne of coal. Waste amounts are recognized in this report as cubic meters (m3). Parameters used to develop the surface minable areas are listed below:

  Minimum seam thickness of 0.6 meters
  Maximum average strip ratio of 12.5:1
  Oxidized coal zone of 10m on outcrop
  Waterway offset of 50m from centerline of drainage
  Mining recovery of 93%
  Minimum pit width of approximately 30m.

Surface mining will also be performed in areas where it is necessary to create access to the underground blocks. In these areas, the maximum strip ratio may exceed the strip ratio constraint listed above. This exception was necessary to provide safe and productive access to the underground mining areas.

Two surface mineable areas were developed to mine eight separate seams as listed in Table 16.1. The waste volumes, ROM coal tonnes and stripping ratios are shown for each mining area. Maps detailing the individual mining areas are presented as Figures 16.1 and 16.2 in Section 28.

TABLE 16.1 SURFACE MINEABLE QUANTITIES

Area	Target Seam(s)	Waste (Mm3 )	ROM Coal (Mt)	Strip Ratio (M3 /tonne)
1	52, 51A, 51, 47 & 46	137.2	11.0	12.5
2	58, 55 & 54	131.2	10.8	12.1
	TOTALS	268.4	21.8	12.3

A lower mining recovery of 90% was assumed to reflect extra efforts taken to improve wash plant yield. The wash plant yield for surface mineable tonnes is estimated at 68%. Applying this factor to the ROM coal tonnes produces a clean coal estimate of 14.8Mt.

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16.1.2	Mining Method

The mineable areas identified at Carbon Creek will be excavated using area mining methods. Area mining is a practice that removes all of the waste above a particular coal seam or seams to expose the coal for mining. Area mining is similar to strip mining except for the terrain encountered. This type of mining mostly occurs in “hilly” terrain where flat ground is generally not prevalent. The waste material from the initial mining cuts must be hauled to a waste dump at another location until available area is exposed to deposit waste onsite. Area mining is typically accomplished using large shovels or excavators, mining trucks and production dozing which can be highly productive. With this large equipment, economies of scale can be realized, thus lowering operating costs. With proper planning, reclamation can be performed concurrently once the operation has reached steady state.

It is anticipated that consolidated layers of overburden and interburden will require drilling and blasting. These functions are reflected in the economic section of this report.

16.1.3	Production Capacity

Mining will likely begin where an excavation is required to access an underground mine. This will likely occur first in the Seam 31. Steady state surface production is envisaged at approximately 3.1Mtpa ROM. Assuming a preparation plant yield of 68%; a clean saleable product of 2.1Mtpa will be produced. This level of annual production will require four spreads of mobile equipment working in different areas of the property. At the production levels discussed above, roughly seven years of surface mining exists. This mining will be performed in the early years of the project (years 1-7).

In future detailed feasibility studies, optimum production plans and methods will be analyzed. A normal development cycle for coal deposits such as Carbon Creek begins with surface mining and then may move to highwall mining prior to the final method of underground mining. Highwall mining generally has proven prudent in resource recovery and cost efficiency. Further evaluation can provide insight into the applicability of highwall mining at this property.

16.1.4	Surface Mining Equipment

Four separate spreads of mining equipment are envisioned. Table 16.2 illustrates the type, size and quantity of equipment used for surface mining.

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TABLE 16.2 MINING EQUIPMENT

Area Mining Equipment
Hitachi EX3600	Backhoe	20-25m3	4
CAT 785D	Truck	134 tonne	12
CAT D11T	Dozer	634KW	8
Support Equipment
CAT 785D H2O	Truck	75,000 liters	2
CAT 16M	Grader	221KW	2
CAT D10T	Dozer	433KW	4
AC DM45	Drill	20,000KG	2
AC PV235	Drill	29,500KG	2
CAT 385C	Backhoe	2-4 m3	2

The equipment spreads detailed above have the capacity to remove all the waste and coal.

16.1.5	Manpower- Surface Mine

The production requirements listed above will necessitate a 7 day per week schedule operating 325-340 days per year. The remaining idle days are to account for holidays and other unplanned events such as inclement weather. For the surface operations, the manpower estimate assumed a 4 days on and 4 days off schedule. Table 16.3 details the manpower requirements at full production levels.

TABLE 16.3 MANPOWER SUMMARY AT FULL PRODUCTION

Category	Employees per Crew	Number of Crews	Subtotal
Hourly Workers
Excavator Operators	4	4	16
Truck Drivers	13	4	52
Dozer Operators	12	4	48
Grader Operators	2	4	8
Drill Operators	4	4	16
Backhoe Operators	1	2	2
Maintenance Labor	12	4	48
Sub-Total Hourly	48		190
Management
Exec., Staff, Tech			13
Maintenance			7
Operations			8
Sub-Total Management			28
Total Surface Mine Employees			218

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16.1.5.1	Hourly Workers

This group includes truck drivers, equipment operators and maintenance workers. The latter group includes mechanics, welders and electricians.

16.1.5.2	Management

The management group includes the following workers:

  General Manager
  Operations Superintendent and Foremen
  Maintenance Superintendent, Foremen and Planners
  Engineering Manager, Mining Engineers, Surveyors and Technicians
  Safety Engineer
  Human Resources Manager.

A potentially large investment will be required to establish a skilled and productive workforce. Experienced mining personnel are in high demand at present throughout Canada and the United States. Recruitment and training will need to be high priorities during the development phase of this project. A provision for recruitment and training has been included in the economic analysis.

16.2	UNDERGROUND MINE PLAN

16.2.1	Mining Areas

Underground mining areas were delineated utilizing criteria from industry standards and refined with known site specific data collected previously. The assembly of site specific data listed in Table 16.4 Summary of Carbon Creek Seam Parameters was the initial step. As seen in this summary, foundation parameters of seam name, in-place tonnage, interburden, overburden and seam thickness ranges and quality analysis are listed. Afterwards, the criteria or critical parameters were applied to the site specific data to delineate the underground mineable resources. They are as follows:

  Minimum seam mining thickness: 1.2m
  Maximum grade (dip): 14° or about 25%
  Minimum overburden: 50m
  Minimum interburden: 20m
  Maximum overburden for retreat pillar mining: 550m
  Barrier between surface and underground workings: 150m
  Angle of draw to property boundary: 22°
  Recoveries with retreat pillar mining or 2nd mining
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  Single seam extraction: 60%
  Two seams: 55%
  Three seams: 50%
  More than three seams: 45%.

Based upon these criteria, the potential underground mineable areas were developed. Seams 55, 51A and 47 were eliminated because the interburden or rock layer between the seam planned to be mined and the adjacent upper seam is too thin to allow safe extraction of coal. The upper seam (seam 58) was also eliminated as surface mining extracted the entire area.

The mineable boundaries of each of the remaining seven (7) seams which met the criteria are depicted as individual maps shown as Figures 16.3 through 16.9 in Section 28. The mineable areas increase in resource size with descending order.

The extraction criteria was then applied to the mineable area in each seam with the corresponding multiple seam application, such as two, three or more seams which may be mined in a column. The reference of retreat pillar mining or second mining in the criteria means that as the mine is developed, pillars of coal for support are left in place. In the second, or retreat pillar mining, a portion, limited by safety factors, of the remaining pillars is extracted to enhance recovery. The normal practice in multiple seam underground mining is to mine the uppermost seams first, the next lower seam second and so on. However, depending on the initial mining taking place in a lower seam on this property, access corridors from the lower to upper seams will have to be planned. The corridors will allow mining to be accommodated in the upper seams without affecting the lower seams where the coal seams are stacked above one another.

The extraction or recovery percentages decrease as more seams are extracted above. When developing under a mined out seam, there is a natural reduction in extraction efficiency due primarily to increasing protective barriers and/or pillar sizing in the seam(s) below. The resultant application of these extraction ratios to the mineable areas produces the estimated recoverable tons depicted in Table 16.4 Underground Mineable Tonnes. The total estimated recoverable coal is 119Mt. Additional drilling and refinement of the geologic model along with a detailed mine plan will yield a revised and more accurate recoverable reserve base. This work should be completed at the Prefeasibility level of project evaluation.

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TABLE 16.4 UNDERGROUND MINEABLE TONNES

Target Seam(s)	Recoverable Coal (tonnes)	Out of Seam Dilution (OSD)	ROM (tonnes)
14	33,308,775	5,064,849	38,373,624
15	43,871,388	5,906,324	49,777,712
31	24,213,349	3,240,084	27,453,433
40	7,110,771	1,192,871	8,303,642
46	6,613,362	1,024,040	7,637,402
51	2,158,382	367,244	2,525,626
52	1,666,727	254,334	1,921,061
TOTALS	118,942,754	17,049,746	135,992,500

The average wash plant yield for underground ROM tonnes is estimated at 62%. Applying this factor to the ROM coal gives a clean coal estimate of 84.3Mt. The mine plan in this report is cut off at 30 years and shows mining 115.1Mt of the 136Mt available ROM tonnes.

16.2.2	Mining Method

The seam thickness across the mineable seams is 1.5-4.2m with the average being less than 2m. The grade or dip of the mineable seam areas would be classified as moderate to steep based on the type of mechanized equipment recommended; and there is known to be some major areas of severe folding or faulting. Additional development drilling will better define some of these features, but for this preliminary study, it is assumed that the conditions would favour a room and pillar mining method over a longwall method. The existence of large undisturbed blocks where longwall panels could be planned is unlikely based on drilling to date. Also, the lower seam heights would require a plow equipped longwall system versus a rotary shearer to limit out of seam dilution. A room and pillar method would yield more flexibility to match conditions known to date. Also, the overburden in the mineable area (under 550m) is within planning limits for pillar recovery or 2nd mining to potentially increase coal recovery.

16.2.3	Production Capacity

The underground mine would start from an outcrop excavated with surface equipment removing the oxidized zone or from a highwall created as a result of contour mining. The most likely seam to begin the underground portals would be in Seam 31. There would be a minimum of three portals (intake or fresh air, belt and a fan or return air). The underground production would have to be ramped up as mainline entries are developed to the extent that additional mining units will have room to operate. Ramp-up would occur over three years beginning in year 3 for the initial 31 Seam development and production using four operating units through year 7. Development of the second seam, most likely in Seam 40 above will begin in year 4. This schedule will provide

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adequate time to increase the underground capacity to eight operating units and maintain the total production after the surface area mining completes in year 7. The underground mining production will continue until year 30.

To construct and establish facilities and develop enough area to support the annual production requirements will take a minimum of two years. Once each seam is nearing depletion of resource, another construction process would begin to access another seam. This may occur in two ways. The first would be to develop rock slopes in the mine to access the next seam, either above or below for air, coal haulage, men and materials. An option to the in-mine access to another seam would be to construct additional portals into the outcrop of the new seam and move existing facilities there. Each seam may have the option of either and will have to be studied in greater detail.

The development of each seam would require two phases of mining with the same continuous mining equipment. The first would be development of main entries and creating corridors for long term ventilation and utilities such as conveyor belt, water, electricity and transportation. This type of mining in the 1.5 -2.0m heights can be expected to produce up to 500,000tpa. The operating schedule would be (2) two -10 hour shifts per day or 20 hours of operation available per day and 325-340 production days per year or approximately up to 770 tonnes/unit shift. There will either be a third or maintenance shift or down period planned to service or repair equipment, advance belt and utilities as needed. This third shift or down period could be scheduled with additional people or could be taken as a down period within the 24 hours available with existing operation crews.

The second phase of mining is pillar retreat or second mining which is able to be started and operated in parallel with the mainline development. It requires sufficient mainline development to be completed to allow retreat panels as branches to the mainline. An ideal approach is to balance the number of development and retreating sections to optimize production. The retreat or second mining will yield a higher production because there is less roof support that needs to be installed during this phase. It is estimated that a retreat section could produce up to 680,000tpa operating on the same schedule of (2) two-10 hour shifts per day at 325-340 days per year or approximately 1,000 tons/unit shift. A third maintenance shift or down period will also be needed on retreat sections.

The production in one seam would support four miner units and would require a ramp-up over two years to bring all units to an annual total of 2.35Mtpa ROM (two development and two retreat sections). Surface mineable coal is depleted in year 7 and the underground mine ramps up to full production level of eight units which continues until year 30. The increase in the number of units may require operating in two seams at one time for blending capability and better mine management. The expanded underground production would result in a total of 4.7Mtpa ROM (four development and four retreat sections). This is the maximum case that would be

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recommended due to cost of capital and manpower requirements at this level of study. Also, this is the maximum capacity that the processing and infrastructure has been designed to handle. Any number of units below this maximum of eight can be viewed as alternate cases as more detailed plans for mining and associated infrastructure are explored in future, more detailed studies.

16.2.4	Manpower - Underground Mine

From the production schedules listed previously, the operation would be scheduled on a 7 days per week basis averaging 325-340 production days per year. The other idle days account for holidays and other unplanned events totalling up to 10% of the year. With a continuous operation, the manning is estimated to support a 4 days on and 4 days off work schedule. This requires four crews for each operating unit or job responsibility on the property. Table 16.5 outlines the major areas of manpower and estimated headcount at peak production and operating in two seams. The manpower for this 4.7Mtpa ROM production level is 530 of which 432 are hourly workers and 98 are management, technicians and staff.

TABLE 16.5 MANPOWER SUMMARY AT FULL PRODUCTION (8 UNITS)

Category	Per Unit Shift	No. Shifts	Subtotals
Hourly Workers
CM Units
Development (4 units)	36	4	144
Retreat (4 units)	28	4	112
General Mine	24	4	96
Surface	8	4	32
Absentee Relief	12	4	48
Sub-Total - Hourly	108	4	432
Management
Exec., Staff, Tech			30
Maintenance		4	18
Operations		4	44
Exec., Staff, Tech Surface		4	6
Sub-Total Management			98
Total Employees
			530

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Included in the categories listed above are as follows:

16.2.4.1 Hourly Workers
  Developing continuous miner unit – miner operators, roofbolters, shuttle car operators, utility man, maintenance
  Retreat continuous miner unit – miner operators, shuttle care operators, utility man, maintenance
  General mine workers – maintenance, beltmen, material haulage, mine examiners, pumpers, construction workers
  Surface –heavy equipment operators, shop maintenance workers, building maintenance workers
  Absentee relief/other – Allowance for scheduled or non-scheduled time off and unplanned work.
16.2.4.2 Management
  Executive, staff and technical – general manager, mine manager, accounting and finance, human relations, purchasing and materials management, safety, technical services
  Maintenance of underground – superintendent, maintenance foremen, maintenance clerks
  Operations of underground – superintendent, shift foremen, continuous miner unit foremen, construction/belt foremen
  Surface – superintendent, surface foremen, coal wash plant/coal handling foremen, train loadout foremen.

For the purposes of this study, Norwest has assumed that the mine will be owner operated and the clean coal trucking to the rail loadout will be contracted out. Access to skilled surface workers will be much more available than underground workers. One of the largest challenges facing this project will be recruiting and training underground miners as Canadian underground coal mining is quite limited. Significant efforts and potentially large investments in training will be required to establish a skilled and productive workforce to meet the targeted production level.

As discussed earlier there will be an initial face-up (excavation) for portals and site facilities in Seam 31 for the underground mine. Additional seams will be accessed as resources are depleted from Seam 31. Access could be by rock slopes cut through the interburden between seams or it may be accomplished with new surface portals along the outcrop. This same access process may be considered for the other multiple seams that are mineable over the project life. The determination will be made in further detailed study as actual mine plans are developed. For purposes of this study, the in-mine rock slope access will be assumed.

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17	RECOVERY METHODS

This section describes the features and layout of the proposed coal handling and preparation plant (CHPP). The coal handling plant (CHP) and coal preparation plant (CPP) are two areas within the CHPP. Materials handling and process flowsheets and CHPP arrangement drawings are included in Appendix A. The CHPP is located on the southwest edge of the property (see Figure 17.1) .

17.1	COAL HANDLING PLANT

17.1.1      Plant Capacity and Coal Handling Design Basis

The coal handling facilities are best described in terms of the material handled. The ROM coal handling portion of the CHPP receives raw coal from the mines, sizes it and feeds it to stockpile or to the washery or CPP. Clean coal goes by conveyor to covered storage or directly to the highway truck loadout bin. Refuse from the washing process is conveyed to the off-highway truck loadout facilities. Flowsheets for materials handling are provided on Drawings F-001 and F-002 (Appendix A). Drawings A-100 through A-103 (Appendix A) are arrangement drawings that illustrate how the equipment will be arranged.

As envisaged, the plant will have a 15,000tpa capacity with a single stream capable of 750t/h dry each, although the production will not be limited by the wash plant capacity.

The CHPP was designed around the following criteria:

  Raw coal production of 4.35Mtpa (ROM)
  Clean coal production target of 2.8Mtpa
  6,000 annual operating hours.

More detailed descriptions of these plant segments follow.

17.1.2	ROM Coal Handling Plant

A portal conveyor will convey ROM material from the underground workings to a transfer structure that will be used to direct development rock to a 5,000t stockpile or to direct ROM coal onto the ROM conveyor, a two kilometer overland conveyor. The ROM stockpile is sized at 20,000t capacity. The surface mining operation will haul ROM coal directly from the mine to the ROM stockpile at the CHPP.

The ROM stockpile allows the CPP to operate somewhat independently of the mines, providing the CPP operations the ability to schedule maintenance without disrupting the mining activity. Reclaim from the ROM stockpile will require dozers to push material into draw-down hoppers that will control the feed rate onto the stockpile reclaim conveyor. Reclaim from the ROM coal pile will be enhanced by pile activators which will excite the coal increasing the amount of the pile considered live or that does not require pushing.

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The stockpile reclaim conveyor is installed in a concrete and steel tunnel that is located under the stockpile. The reclaim conveyor delivers ROM coal to the coal processing plant (CPP) where coal is separated from rock.

17.1.3	Coal Prep Plant (CPP)

The proposed CPP will process an estimated 4.4Mtpa of ROM coal to produce 2.8Mtpa of clean coal. Plant yield is discussed in Section 13 above. For this study, Norwest used average yields of 68% for surface mined coal and 62% for underground mined coal. A generalized process flow diagram for the CPP is shown on Figure 17.2. This plant uses heavy media cyclone, spiral concentrators and froth flotation methods to remove ash from the coal. Clean coal is transferred to a thermal dryer to reduce moisture level to meet market specifications.

17.1.4	Clean Coal Handling Plant

From the CPP, clean coal is conveyed into a thermal dryer that will reduce moisture levels to less than 6% by weight. The dried clean coal then is fed onto the dome selection conveyor or directly into the first of twin domes. The dome selection conveyor will place clean coal in the second storage dome. Each dome provides 12,000 tonne of clean coal storage. Domes were selected for this study over concrete silos due to the probability the structures will need to be installed on glacial till. Domes require a lower bearing pressure than silos. Covered or enclosed storage is required to control fugitive dust to meet air quality requirements.

Covered storage is included after the dryer to assure that weather doesn’t increase the moisture content until shipment as well as mitigate blowing coal dust. Moisture level will increase during rail haulage and stockpiling at the shipping docks during wet weather, but the goal of drying is to offset moisture increases such that moisture levels on board the ship are 8% maximum. This is a general market specification for metallurgical coal shipped to the Pacific Rim countries from western Canada.

17.1.5	Manpower – Coal Handling and Processing

Norwest estimates that the manpower requirement to operate and maintain the CHPP facilities at 73 including management, technical, staff and hourly labor. The manpower breakout between management and hourly is shown in Table 17.1.

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TABLE 17.1 CHPP MANPOWER SUMMARY AT FULL PRODUCTION

Category	Employees per Crew	Number of Crews	Subtotal
Hourly Workers
Plant Operator	2	4	8
CPP Laborers	2	4	8
ROM External Conveyors, Loadouts	5	4	20
Mobile Equipment (Stockpiles, etc.)	2	4	8
Millwrights/Mechanics/Welders	3	4	12
Laborers	2	3	6
Sub-Total Labourers	16	23	62
Management
Coal Processing Plant Professional	1	1	1
Lab Tech	2	1	2
Foreman	2	4	8
Sub-Total	5	6	11
Total			73

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18	PROJECT INFRASTRUCTURE DESIGN BASIS

Norwest developed the project infrastructure requirements considering the remote mine site and that Carbon Creek will include both underground and surface mining operations. The combined operations will mine about 4.4Mtpa ROM tonnes to produce 2.8Mtpa clean tonnes. Foundations are expected to be placed on glacial till. Site observations indicated that the area is covered with re-growth from earlier logging and lies on dipping terrain. The area will require some logging and clearing prior to ground breaking.

To support an operation capable of achieving the throughput planned for the Carbon Creek property, a well-supported infrastructure is required. The project will require the following.

18.1	ROM COAL HANDLING SYSTEM

A portal conveyor will convey material from the underground workings to a transfer structure that will direct development rock to a 5,000t stockpile or direct ROM coal onto the ROM coal conveyor, a two kilometer overland conveyor. This conveyor discharges onto a 20,000 tonne capacity ROM coal stockpile. The surface mine will haul ROM directly to the ROM coal stockpile.

The ROM stockpile allows the CPP to operate somewhat independently of the mine, providing the CPP operations the ability to schedule maintenance without disrupting the mine. Reclaim from the ROM stockpile requires dozers to push material into draw down hoppers that will control the feed rate onto the stockpile reclaim conveyor.

The stockpile reclaim conveyor is installed in a concrete and steel tunnel located under the stockpile. The reclaim conveyor delivers ROM coal to the coal processing plant (CPP) where coal is separated from rock.

18.2	COAL PREPARATION PLANT

Most of the coal mined at Carbon Creek will require washing to reduce ash content to market specifications. The proposed coal preparation plant (CPP) will process an estimated 4.4Mtpa of ROM coal to produce 2.8Mt of clean coal. This plant is described in greater detail in Section 17 and a flow diagram is included showing the CPP components in Appendix A.

18.3	CLEAN COAL HANDLING

From the CPP clean coal is conveyed into a thermal dryer where excess moisture is removed to ensure meeting a market specification of 8% by weight in the ship. The dried coal is then into a dome storage structure sized at 12,000t capacity. Domes were selected for this study due to the probability the structures will need to be installed on glacial till. Domes require a lower bearing

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pressure than silos. Covered storage is included after the dryer to assure that adverse weather doesn’t reintroduce moisture into the dried coal.

Mass flow hoppers beneath the dome will feed product coal from the storage dome onto a reclaim conveyor and into a truck loading bin.

A conveyor belt system will convey the product coal from the in-plant collection conveyor to the coal storage area. Norwest has specified an enclosed coal storage facility for product storage. A monolithic dome-type enclosure will provide environmental protection as well as minimizing product loss and the addition of unwanted moisture. The dome is of concrete with reinforcing bar within the center of the lamination; each layer of concrete is applied by spraying on the concrete in successive layers to create a single piece, steel reinforced bulk storage cover. The dome specified for the Carbon Creek project is founded on a ring beam supporting the load of the dome.

Mass flow hoppers beneath the dome will provide reclaim access to the stored coal. Air cannons are specified to agitate settled coal in the hopper. Flow control will be controlled by knife gates; these gates will be controlled by feedback from the loading bin and the reclaim tunnel.

A concrete arch reclaim tunnel will be constructed beneath the storage dome. For this project, Norwest considers that the tunnel will have double walkways along the length of the tunnel and truss system. The tunnel reclaim conveyor will discharge to the pair of truck loading bins.

A reclaim conveyor installed beneath the domes in a concrete reclaim tunnel. This conveyor transports clean coal to a drive-under truck loadout bin.

18.4	TRUCK LOADING SYSTEM

The truck loadout system at the mine is planned as a single drive under hopper loading into twin bottom dump trailers pulled by a single tractor. This is a common coal hauling truck in the industry and is suitable for the 69km haul route. The combined capacity of this twin trailer truck is 39t. The anticipated number of days for truck haul is 300 due to the environmental conditions expected at Carbon Creek. At this operating schedule, each truck must be loaded every 6.7 minutes on average as shown in Table 18.1

TABLE 18.1 COAL TRUCK LOADING

Production Mine Clean Coal (Tonnes/Year)	Haul (Days)	Haul Hours (Hours/Day)	Loaded Capacity Tonnes	Trucks Per Hour	Allowable Load Time per Truck (Minutes)
2.8M	300	24	39	10	6.0

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18.5	MINE TO RAIL HAULROAD

To provide a haul route to transport coal from the mine to the train loadout an existing logging road will need to be improved. This road is approximately 35km between the mine site and the entrance of a proposed 4km tunnel and 30km between the proposed tunnel exit and the train loadout (see Figure 5.2). Turn-outs will be added to this logging road at every kilometer to allow empty haul trucks to wait for loaded trucks to pass. Coal haulers will be equipped with radios to alert oncoming drivers of their location. Empty trucks will pull into a turnout to allow loaded trucks to pass by. This system has been implemented by the logging industry in the region and reportedly is working very well. Of the eight bridges along the proposed haul route, some will require repairs and or upgrading accommodate the heavy truck usage. Norwest has estimated that on average the replacement bridges will be 30m long.

Norwest has planned the facilities around twin bottom-discharge truck trailers. These trailers provide an opening at the top that can be covered after loading to reduce coal loss and prevent exposure to precipitation. Typically these trucks are provided by the trucking contractor. Norwest has not included the cost for a haul fleet in the capital estimate but has used typical cost per kilometer for trucking and road and tunnel maintenance costs which includes the ownership costs of these haulage units.

18.6	HAULROAD TUNNEL

A 4km tunnel will be driven through a mountain range separating the Carbon Creek drainage from the Clearwater drainage. The haul road will need to be extended a short distance to connect to each end of the tunnel. The tunnel will require ventilation fans to push diesel smoke out, lighting and drainage, thus a powerline must be constructed to one end of the tunnel. For this study, Norwest assumes the powerline will extend from the rail loadout loop to the south end of the tunnel, a distance of 30km. These costs are included in the capital and operating cost summaries in Section 21 of this report. The rock conditions are unknown at the tunnel site and should be characterized by drilling up to 6 drillholes to determine what level of roof support will be necessary.

18.7	RAIL LOADOUT SYSTEM

A preliminary tuck unloading, coal storage and rail loading system is depicted on Drawing A-103 (Appendix A). The coal handling system includes a bridge over a bin that allows the bottom dump trucks to directly empty into the bin. The discharge of this bin is controlled with a pan feeder which discharges onto the truck dump conveyor.

The truck dump conveyor transports clean coal to twin storage domes patterned after the dome at the mine site. Some savings could be realized by using open stockpiles but this would allow moisture to increase and negate the improvement made by the thermal dryer. Also open

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stockpiling would require rehandling the coal with a dozer or loader into the reclaim tunnels and increase the project’s operating cost.

Trains will be loaded with a batch loadout that is fed with a high capacity conveyor reclaiming coal from the storage domes.

A rail loop or siding will be constructed to accommodate a unit train. The cost of a typical loading is included in the capital cost estimate.

18.8	REFUSE HANDLING

A conveyor belt system will transport the plant refuse to a truck loading bin. The bin is sized for handling a large surface haul truck that will transport the co-mingled refuse to a waste impoundment area. The location of this facility is yet to be decided, pending completion of geotechnical drilling to determine a stable foundation for such a facility. A cost estimate for this refuse storage facility is included in the economic analysis. There will be a slimes fraction of refuse that will require storage in an impoundment specifically designed for that purpose. Drawing A-100 (Appendix A) shows an area shaded gray near the plant site, but considerable study will be required to determine the suitability of this site for refuse disposal.

Drawing A-102 (Appendix A) indicates the extent of the facilities and shows their location on the current facilities site.

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19	MARKETS AND CONTRACTS

19.1	MARKETS

Markets for metallurgical coal exist in the Pacific Rim countries including China, Japan and Korea. India also imports metallurgical coal. There has not been a current coal price study conducted as part of this PEA; however long-term (2017-2021) metallurgical coal pricing FOB port as published by Consensus Economics Inc. (CEI) is as follows:

High:	US$270/t
Median:	US$185/t
Low:	US$141/t.

These prices represent the best opinion of the financial and mining industries. The median coking coal price published by CEI in their July 25, 2011 forecast is $279 for December 2011. An October 6, 2011 report by SNL Financial LC stated that BHP offered coking coal for November delivery at $269 to $278 per tonne. To remain conservative in this early stage, Norwest used the median price of $185/t in developing the base economic case for this study.

An independent market study will be required at the prefeasibility level study of Carbon Creek.

19.2	CONTRACTS

Norwest is not aware of any contracts material to Cardero that are required at this stage for property development, including mining, concentrating, smelting, refining, transportation, handling, sales and hedging, and forward sales contracts or arrangements. There are minor contracts for exploration and development drilling, camp site provision and maintenance, road maintenance, etc.

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20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1	REGULATORY ENVIRONMENT

Coal mines that intend to produce more than 250,000 tons of coal per year are regulated in British Columbia under the BC Environmental Assessment Act (BCEAA). The Carbon Creek License Application area, covered by this PEA, exceeds this threshold and will therefore be regulated under the BCEAA. Additionally, large mining projects are subject to regulation by several provincial regulatory programs including those administered by the Ministry of Energy and Mines, and the Ministry of Environment. Depending on the type of operation and potential impacts on natural resources or infrastructure, coordination with the federal agency responsible for completing Environmental Assessments (EA) – specifically, the Canadian Environmental Assessment Agency (CEAA) under the Canadian Environmental Assessment Act will be required.

20.2	HISTORICAL ENVIRONMENTAL STUDIES

In order to advance through the EA process, mine planning and environmental baseline studies of potentially-impacted areas need to be completed. This can represent a long lead time aspect of project approval. Environmental baseline studies will include a full calendar year of baseline data collection for most of the environmental disciplines, including: climate, hydrology, air quality, water quality, and fish and wildlife inventories to understand seasonal variation of those resources. This information is essential for developing the EA so that potential impacts from the project can be evaluated and alternatives and mitigation measures developed.

Major aspects of the Carbon Creek project were investigated four decades ago as part of the permitting effort conducted by Utah (Utah Mines, 1981, 1982). Utah conducted numerous environmental studies required for the EIA during the early 1980’s. Because this work dates back to the late 1970’s and early 1980’s, much of the resulting data and information is likely outdated, and will require new baseline data collection to satisfy current requirements.

20.3	ENVIRONMENTAL ASSESSMENT

20.3.1	Provincial Review

Based upon information provided by Cardero, the Carbon Creek project would come under the auspices of the BCEAA simply based upon anticipated annual production in excess of 250,000 tons. The BCEAA process is initiated with the submission of a Project Description that triggers the process, ultimately concluding with the issuance of an Environmental Assessment Certificate (EAC) that allows the project to move forward to obtain permits from other regulatory agencies.

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While there are some prescriptive timelines during the process, the “clock” can be reset based upon the need for additional technical information required to complete the review. Barring the need for several submissions of additional technical information, the process can take up to 2 or 3 years. However, this timeline will be a function of the completeness of the initial EA document when submitted, and how quickly and thoroughly the proponent responds to deficiencies raised by the BC Environmental Assessment Office (BCEAO).

Consultations with First Nations (FN) are required as part of the EA process. The level of consultation varies depending upon whether the lands are within traditional territories identified under Treaty #8, or if the project is outside of these lands and covered under Aboriginal Rights and Title requirements. Successful FN consultation provides the groundwork for obtaining a social license for the project to operate. The boundaries provided for the current version of the Carbon Creek project indicate that the project is, in fact, within Treaty #8 lands. Therefore, consultation with FNs similar to those discussions with other stakeholders will be required.

The more southern portions of the property (i.e., south of Eleven Mile Creek), which is beyond the scope of this review, encroach upon a large, FN environmental study area referred to as the Area Critical Community Interest (ACCI). The ACCI was established to deal with oil and gas- related environmental issues over a large area in a comprehensive manner. In particular, impacts to Woodland caribou habitat are a sensitive issue to FN and based upon the species listing and small heard size in the region. Studies from the site have confirmed that while this could be an issue in the future, the studies to date have confirmed that preferred habitat for the Woodland caribou is only present in a very small portion of Tenure #414152 which Cardero is willing to exclude from the disturbance footprint. The Carbon Creek project and all areas of proposed mining activity are outside the ACCI boundary, so it is not anticipated that further environmental constraints would be required.

20.3.2	Historical Environmental Information

As noted above, Utah submitted information to the Canadian regulatory authorities in the early 1980’s to support the EA process, and in an effort to obtain permit approvals to launch the project. Historical references in Utah database confirm that the EA process began, and that some deficiencies were identified by Ministry of Energy, Mines and Petroleum Resources (currently Ministry of Energy and Mines) that needed to be addressed prior to the issuance of a Certificate. The Certificate is required before other essential permits can be issued for the mining project to advance. A recent query to the BCEAO failed to confirm whether a Certificate was ever issued to Utah for the Carbon Creek Coal Project. However, even if a Certificate was issued, the 5-year period for diligent development would have expired many years ago.

Previously-reported documentation from the Ministry of Energy, Mines and Petroleum Resource Coal Guideline Steering Committee staff highlighted areas of deficiencies within major

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disciplines that needed to be addressed by Utah. While the exact deficiencies were not specified, the particular environmental disciplines requiring further investigation included:

  Hydrology and water quality
  Overburden geochemistry
  Air quality
  Topography and environmental hazards
  Fisheries and aquatic invertebrates in several water bodies
  Wildlife habitat
  Soils and terrain

These issues were based upon the mine plan submitted at that time, as part of the EA process. New studies are underway, and while the historic information may have had value as a screening tool, current information based upon the new footprint will prove to more valuable to assess impacts to sensitive resources.

20.3.3	Federal Environmental Assessment

As part of the EA process, the project may be subject to federal jurisdiction under the Federal EA process, under the CEAA. The project fails to qualify for exempt status under the Exclusion List Regulations and will likely require a permit from one of the federal agencies. Applicable federal statutes that trigger the need for permits include: the Fisheries Act, the Migratory Birds Act, the Navigable Waters Protection Act and Natural Resources Canada for the right to store and use explosives.

20.3.4	EA Path Forward

Information from the first efforts at obtaining a Certificate for the project date back to the early 1980’s. Norwest was not provided with or able to locate any original information on the project. The BC EAO and the Ministry of Energy and Mines were also not able to locate any files for the project. The impacts and the study area will need to be re-evaluated based upon the current design of the project. This will be done as part of the new EA process.

Environmental. Based upon information received from Cardero, Cardero has initiated a new EA process and to-date have commissioned a reconnaissance field study and initiated environmental baseline programs within the Carbon Creek Project area, as required by the pre-application EA process, as follows:

  a reconnaissance aquatic (i.e., water and sediment quality, fisheries) sampling program has been completed;
  long-term water and sediment and air quality sampling programs have commenced;
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  climate and hydrometric stations have been installed in line with requirements for the climate and stream-flow monitoring programs, with some climate and flow measurements already logged; and, a third-party initial archaeological overview assessment (AOA) has been initiated.

Community Relations In conjunction with the environmental monitoring program, Cardero has undertaken consultation and engagement activities with provincial (i.e., BCEAO, BCMOE, BCMEM) and federal (i.e., CEAA, MPMO) government representatives, First Nations and local community stakeholders.

Consultation activities have included:

  introductory letters and meetings;
  provision of information regarding exploration plans and programs;
  regular e-mail and telephone updates;
  attendance and support of community events; and,
  general relationship-building.
Engagement activities commenced in July 2010 and have continued through to the current 2011 field campaign program.

Cardero is currently in the process of finalizing the Carbon Creek Project Description and anticipates that the Project Description will be submitted and distributed to all relevant parties by mid-December 2011. A draft Application Information Requirements (AIR) for an EA certificate application is currently being compiled for submission to regulatory agencies by mid- to late- December.

20.4	MAJOR OPERATING PERMITS

The following discussion identifies the major permits that will need to be obtained prior to start- up of the Carbon Creek project. It is not meant to be all-inclusive and covers only the major permits.

20.4.1	Mining

The Ministry of Energy and Mines will be responsible for issuing a Mines Act permit. The mine permit issued by the Chief Inspector of Mines will include details of the mining and reclamation plan, as well as provisions for environmental protection, including run-off control, land conservation measures to protect land and watercourses impacted by the operation, and closure planning. The permit also requires that the proponent post an appropriate financial security to cover reclamation and closure costs in the event that the operator fails to complete the work as outlined in the approved plan.

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20.4.2	Water Discharge

The Ministry of Environment (Environmental Protection Division) implements the requirements of the Environmental Management Act for waste discharges (i.e., effluents) which includes water. This legislation, combined with the Waste Management Act, creates the statutory background for governing environmental protection in British Columbia. The Environmental Management Act prescribes, through the Waste Discharge Regulations, that certain industries, trades, businesses, operations or activities are prohibited from discharging waste. Schedules 1 and 2 of the Waste Discharge Regulation identify those facilities that must obtain ministry authorization to discharge waste into the environment. The Act specifically identifies the coal mining industry as a regulated activity requiring authorization. The Environmental Protection Division has developed practices that must be followed to obtain authorization for water discharges from the project.

20.4.3	Water Appropriations

A water license approval under the Water Act to divert and use surface water will allow the license holder to divert water for the project. The Water Act is implemented and approvals issued by BCMOE Water Stewardship Division. Water withdrawals will be for a specified amount of water measured in cubic meters per year. However, the amount that is withdrawn can be altered or revised based upon the time of diversion and flows in the streams or rivers. Low-flow periods in late summer or early fall often require on-site storage to accommodate periods of time where the right to divert is limited.

Changes “in and about a stream” are addressed in Section 9 of the Water Act and also require an approval by the BCMOE Water Stewardship Division under the Water Regulations for BC. Approvals issued under this regulation can include consultation with other agencies, including Fisheries and Oceans Canada (DFO).

20.4.4	Air Permit

Similar to water discharges, air quality impacts and associated approvals are regulated under the Environmental Management Act and the corresponding Waste Discharge Regulations. A permit issued under the Environmental Management Act incorporates enforceable standards that apply to the coal mining industry. Using “Canada-Wide” standards, BC has developed specific standards for various pollutants, including: nitrogen dioxide, ozone, particulate matter (coarse and fine [non-statutory]), and sulphur dioxide, as well as other pollutants. Since January 2010 provincial regulations for ozone-depleting substances have been in place. Additionally, the Provincial Framework establishes a process to develop ambient air quality objectives for BC that are directed at overall improvement of air quality for the Province.

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20.4.5	Federal Fisheries Act

Based upon the proximity of the project to Williston Lake, and potential impact to fish habitat in the Lake and tributaries of Williston Lake including Carbon Creek, a federal permit under the Fisheries Act could be required for the project. This permit would be issued by DFO. The need for this permit would trigger federal involvement in the EA process. Commonly, impacts to fish habitat are offset by a requirement to construct water features to offset “harmful alteration, disruption or destruction (HADD)” of fish habitat from the project (Section 37, Fisheries Act).

20.5	PROJECT RELATED INITIATIVES

20.5.1	Selenium Assessment

Mining operations have the potential to release selenium from waste rock generated from the mining process. Elevated selenium concentrations associated with discharges from coal mining operations have recently become a concern in some regions of Canada, including BC. Increased selenium concentrations over the past 20 years have been documented in the Elk River in southeastern British Columbia. Selenium is a trace element that, while essential for both aquatic and terrestrial life, can accumulate in many species, and can result in adverse effects mostly on aquatic egg-laying species (e.g., fish and birds). Selenium accumulates in certain plant species. Selenium enriched vegetation on disturbed lands can be harmful to wildlife and other grazing species. Exceeding drinking water guidelines can be an issue, however, aquatic protection limits as low as 5 parts per billion can represent a challenging compliance issue.

Coal mines in both Alberta and BC that have identified selenium as an issue have addressed it through the development and implementation of selenium management plans, which include a variety of management strategies, including monitoring, mitigation and treatment. The plans require an evaluation of geologic strata encountered through the mine plan that are selenium enriched, and that may result in elevated concentrations in the re-graded landscape that can be transported from the mine site to adjacent water bodies. If elevated concentrations are detected in the overburden/interburden material, wash plant rejects, or waste rock storage areas, selenium can be managed effectively. In some cases, selective handling may be required. Options to manage selenium-enriched material include diversion of clean water away from waste material, burial below rooting depths, dilution with other waste rock and in certain extreme cases, encapsulation Based upon the selenium concentrations in the overburden that can be present in re-graded areas and waste rock piles, active operations will be required to characterize the material and develop a management plan prior to conducting new mining operations to control off-site transport of material with elevated selenium concentrations. Selenium issues can be managed effectively with a pro-active approach when assessing the issue.

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20.5.2	Metal Leaching and Acid Rock Drainage Assessment

The Ministry of Energy and Mines has been proactive in trying to prevent metal leaching resulting from acidic conditions in soils/overburden and mine water. The Ministry has developed a policy and corresponding guidelines to be used as part of the permitting process to help predict metal leaching and acid generation, and anticipate acid-generating potential, so that mitigative strategies can be developed. While metal leaching is most prominent under acidic conditions (i.e., pH values below 5.5 or 6.0), metals can leach even in neutral or alkaline conditions, depending upon their solubility. Acid rock drainage (ARD) can result in long-term remediation projects that, when left unchecked, limit reclamation success and can impact waterways and aquatic populations for many years. The focus on prevention requires mine operators to assess acid generation potential in the overburden, waste rock, and wash plant waste material using testing procedures including leach testing and kinetic testing, which help to predict acid generating potential and metal leaching over time.

Essentially, the guideline requires that each mine conduct a site-specific analysis of conditions present at their operation to detect potential issues and incorporate avoidance or mitigation measures so that ML/ARD does not occur. This analysis is required as part of the mine permit application submitted to the Ministry of Energy and Mines.

20.6	SCHEDULE

Proposed Greenfield mining projects need to incorporate sufficient lead time prior to start-up in order to complete the EA process and obtain the essential permits to conduct mining. In contrast to a greenfield site, this particular project is within an area of past drilling activity and environmental studies that will facilitate project review. The timeline to complete the EA process and obtain an EAC can be highly variable, and is in part driven by the quality of the Project Description and supporting information submitted by the proponent, but also by the responsiveness of the proponent to supplemental information requests (SIR) to deem the application complete and technically sufficient for review. The early engagement of FN is also an essential element of the EA process, and requires sufficient lead time. In order to complete the EA process, an estimated 15-18 months are generally required to complete a comprehensive plan of development and for the collection and compilation of environmental and socio-economic data from baseline studies. Barring unforeseen challenges during the process, the project should be able to move through the EA process and obtain a Certificate required to obtain other approvals and authorizations within prescribed timelines. The timeline can be compressed, through a number of strategies (e.g., concurrent permitting, effective communication among the proponent and regulatory agencies, etc.), however, many variables associated with the process are not controlled by the applicant. Because the process has federal involvement under CEAA, the coordinated review between the Province and Federal agency outlined in a Memorandum of Understanding needs to be directed through the process to reduce this time.

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In addition to completing the EA process, other approvals including the Mines Act and other permits must be obtained. While the EA process allows for concurrent processing of approvals with the EA, this does not occur until later in the EA process. The applicant should anticipate an additional 6-9 months to obtain all other authorizations once the EA Certificate is issued.

Generally, project review and approval including the baseline data collection phase where joint Federal-Provincial EA is required could take several years. This process is currently underway. Several long lead-time studies have been initiated which will shorten the timeline.

20.7	ENVIRONMENTAL MANAGEMENT PLAN

When Carbon Creek begins active operations, an environmental management plan will be developed as the mine is constructed and begins to operate. Norwest has prepared an outline for such a plan and included it in Appendix B.

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21	CAPITAL AND OPERATING COSTS

21.1	CAPITAL REQUIREMENTS SURFACE MINE

All dollar amounts throughout this section are US$. The majority of the capital required for the surface mining operation is for mobile equipment. Additional capital will also be required for maintenance and support equipment. Table 21.1 summarizes the equipment capital requirements at full production.

TABLE 21.1 EQUIPMENT CAPITAL REQUIREMENTS

Equipment	Type	Quantity	Life (hours)	Capital (M$)
Hitachi EX3600	Backhoe	4	60,000	24.4
CAT 785D	Truck	12	70,000	28.8
CAT D10T	Dozer	4	75,000	4.5
CAT D11T	Dozer	8	65,000	16.4
CAT 785D H2O	Truck	2	80,000	5.2
CAT 16M	Grader	2	80,000	1.5
AC DM45	Drill	2	60,000	1.3
AC PV235	Drill	2	60,000	2.7
CAT 385C	Excavator	2	60,000	1.4
SUPPORT	N/A	N/A	N/A	2.0

Support equipment will consist of light plants, pumps, fuel and lube trucks, etc. The total mobile equipment capital is estimated at $88M, of which approximately $85M is assumed to be leased for seven years with a 4.5% interest rate and 20% residual.

21.2	OPERATING COSTS SURFACE MINE

Operating costs for the surface mine were developed by utilizing industry standards, Norwest’s knowledge of the area and industry costing guides. The operating cost is presented in Table 21.2 on a unit cost basis, i.e. $ per tonne of clean coal produced and is divided into categories involved with the cash cost of operations.

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TABLE 21.2 DIRECT CASH OPERATING COST SURFACE MINE

Cost Category	Cost per Clean Tonne
Equipment Operating Costs*	$17.86
Labor Costs	$ 11.15
Explosives Costs	$ 4.72
Contract Services	$0.47
Miscellaneous	$ 4.20
Coal Processing and Handling	$5.74
Contingency (15%)	$6.63
Total Direct Cash Operating Cost	$50.77

*Assumes $0.80/liter diesel price

The miscellaneous cost covers miscellaneous supplies, employee bussing, community relations, recruiting and training.

21.2.1	Labor

Total manpower to staff the surface mine with management and hourly personnel is estimated to be 190 people with 28 in the salaried ranks. Rates for hourly workers will be $30-40/hour depending on skill set. Benefit loading estimates would be 33-40% depending on benefits packages offered.

21.3	CAPITAL REQUIREMENT UNDERGROUND MINE

As discussed earlier there will be an initial face-up for portals and site area in Seam 31 for the underground mine. Additional seams will be accessed as resources are depleted from Seam 31 underground by rock slopes through the interburden or it may be accomplished with its own surface portals along the outcrop. This same access process may be considered for the other multiple seams that are mineable over the project life. The determination will be made in further detailed study as actual mine plans are developed. For purposes of this study, the in-mine rock slope access will be used.

The following major categories of capital expenditures (Capex) to establish the underground mining to full capacity and the individual descriptions are given below. Capex will be considered and discussed in two different stages:

  Development or Capex required to first production
  Full production Capex and associated replacement.
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21.3.1	Development Capital

Expenditures in this category will be primarily comprised of surface facilities in support of the underground workings, development access to intercept the coal seams and to prepare for production. This excludes any land acquisition or permitting expenses which cannot be estimated at this time. All assets would be considered LOM assets and treated for accounting purposes as such. With the property as large as it is with multiple seams and a potential life of the underground exceeding 25 years, there will be additions and upgrades to these initial investments to fully develop the property. Initial development categories and investment ranges for this are found in Table 21.3 Summary of Development Capital.

TABLE 21.3 SUMMARY OF DEVELOPMENT CAPITAL

Description	Cost ($M)
Surface Buildings (Bathhouse, Office, Shop Warehouse/Material Storage, Etc.)	$30
Site Access & Power (Roads, Tunnel and Powerline)	$64
Electrical System (Substation, Distribution Incoming and to Mine/Facility Feed)	$ 8
Ventilation System (Fan(S), Backup Power and Air Heating System)	$ 5
Water Supply / Handling (Fresh Water to Mine and Dewater / Discharge from Mine)	$ 4
Mine Access / Face-Up and Portal Construction	$ 3
Methane Collection System	$ 2
Misc. Site Prep/Structures	$ 4
Total	$119

21.3.2	Full Production Capital

This category includes the initial outfitting of the underground mine with sufficient equipment and extension systems to bring it to full production. It includes eight continuous miner units (four development and four retreat sections) operating in two seams with completed access and development. It would include face production equipment, support equipment for haulage of men and materials, mining systems such as belt conveyors, water (both fresh incoming and dewatering), electrical and methane drainage. Each of these items or systems has an estimated life cycle and replacements are made throughout the mine life based upon these cycles. Typical lives are shown in Table 21.4.

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TABLE 21.4 SUMMARY OF CAPITAL TO FULL PRODUCTION (8 UNITS)

Description	Life	Cost ($M)
Continuous Miner Unit (8 complete)	8 yrs	56
Mobile Roof Supports (4 sets)	8 yrs	10
Conveyor system	10 yrs	20
Electrical system	15 yrs	8
Water system	10 yrs	7
Men / material supply equipment	6 yrs	15
Methane drainage system	15 yrs	5
Rockdusting system	10 yrs	4
Total (8 CM sections)		$125

The total capital associated with underground mining is estimated at $125M, of which approximately $66M is assumed to be leased for seven years with a 4.5% interest rate and 20% residual. Considering the preceding table an average life equates to 8-10 years, so replacement costs and total investment over the life of the property can be easily estimated. With a 30-year mine life, the replacement capital will be expended two or three times. Depreciation as well can be calculated over the service life of the equipment along with a nominal salvage value being attributed to the last cycle which would not be fully depreciated.

21.4	CASH OPERATING COSTS UNDERGROUND MINE

Cash operating costs (Opex) is generally broken out in the following main headings to derive the total cash cost of the operations:
  Labor – Management and Hourly
  Materials and Supplies Mine Extension
  Mine Extension
  Maintenance Repair/Component Replacement
  Major Rebuilds
  Electric Power
  Processing / Handling Costs.
21.4.1	Labor

Total manpower to staff both surface facilities (including processing and coal loadouts) and underground with management and hourly personnel is estimated to be 530 people with 98 in the salaried ranks. Rates for hourly workers will be $30-40/hour depending on skill set. Benefit loading estimates would be 33-40% depending on benefits packages offered.

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21.4.2	Material and Supplies

This category includes all daily supplies to develop and maintain the mine such as roof control, ventilation, lubricants, bits, personal protection and small safety items, tools, rock dust, etc.

21.4.3	Mine Extension

As the mine continues to grow and develop there is a need to extend services to those newly developed areas. Some services included in this category are conveyors, power cables, water and communication lines. Along the same lines there are mining areas which also are being retreated and the same items are being recovered and reused. The ongoing need is when the required amounts exceed the recovered inventory.

21.4.4	Maintenance Repair/Component Replacement

As equipment is in need of preventative maintenance or emergency breakdown, any issued material, parts or components required to repair or replace these needed services to keep the equipment operating is allocated through this line item on the operating costs.

21.4.5	Major Rebuilds

After a particular piece of equipment has operated so many hours, tons or years and while it still has useful life before replacement, it is generally rebuilt. This is unlike the prior category where only a certain part or component is repaired or replaced. Under this allocation, the entire piece of machinery is removed from service and taken to a separate maintenance facility. At this facility the entire piece of equipment is examined and rebuilt to an original equipment manufacturer’s condition. For example, a continuous miner may be rebuilt two times in its 8-year life before replacing it completely. Each rebuild may cost up to 40-65% of the original cost.

21.4.6	Electric Power

This item is self-explanatory but it is the cost from the electrical provider to supply power to operate the entire mining complex.

21.4.7	Processing/Handling Cost

The run of mine (ROM) coal will be stockpiled and then fed to a coal wash plant for processing. From there the clean coal will enter a thermal coal drier to reduce moisture, stockpiled in twin storage domes and then reclaimed and trucked to a loadout facility to be shipped as saleable tonnes. The handling of the waste or reject stream from the wash plant is also included in this cost as well as the maintenance of the facilities. The processing and handling costs are estimated at $3.90/ROM tonne for both and surface and underground mine tonnes.

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Table 21.5 “Summary of Cash Operating Costs Underground Mine” summarizes these line items and estimates an operating cost per tonne for each and total cash costs.

TABLE 21.5 SUMMARY OF DIRECT CASH OPERATING COSTS UNDERGROUND MINE

Description	Cost per Clean Tonne
Labor (including benefits)	$24.84
Materials and Supplies	$ 7.26
Mine Extension	$ 2.18
Maintenance. Repair /Component Rebuild	$ 2.42
Major Rebuild	$ 2.42
Power	$ 2.10
Contract Services	$ 0.81
Other	$ 1.85
Coal Processing and Handling	$ 6.29
Contingency (15%)	$7.51
Total	$57.68

These unit costs reflect typical direct cash costs per clean tonne without knowing much about specific difficulties in mining. Uncontrollable costs to be added to those listed above include: taxes, royalties, depreciation, depletion, insurance, reclamation and transportation costs.

21.5	CAPITAL COSTS FACILITIES AND CHPP

Capital costs for the CHPP are shown below in Table 21.6. These are based on past projects completed by Norwest and on unit cost factors developed in house and in the case of the tunnel, provided by experts in mine development and tunnelling. They are considered by Norwest to be conservative.

TABLE 21.6 CAPITAL COSTS – FACILITIES AND CHPP

Description	Cost ($M)
Materials Handling (Conveyors, Reclaim Tunnel, Truck Loadout, Refuse Bin, Etc.)	$37
Coal Preparation Plant	$25
Thermal Dryer (Fuel Conveyance and Dryer)	$35
Train Loadout (Transfer Conveyor, Truck Dumps, Rail Extension and Loop, Etc.)	$29
Total	$126

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22	ECONOMIC ANALYSIS

22.1	PRINCIPAL ASSUMPTIONS

22.1.1	Production Volume and Schedule

Annual production is based on the mine plans described in Section 16 of this report. The surface mine will begin operations first and the underground mine will begin operations two years after the surface mine. This allows time to develop an area to access the underground mineable coal seams. The combined mining operation is planned for 30 years excluding pre-production development and construction time.

The surface mine is projected to produce 3.1Mtpa ROM for seven years. The expected wash plant yield of 68% results in 2.1Mtpa saleable from the surface mine. The surface mine will cease operations after 7 years of mining as the expected resource of 21.8M ROM surface mineable tonnes is depleted. This production is expected to yield 14.8M saleable tonnes over the LOM.

The underground mine is expected to begin production in the third year of mine operations at 587,500tpa ROM increasing to the steady state level of 4.7Mtpa ROM by the beginning of the eighth year of mining operations. The expected wash plant yield of 62% results in 2.9Mtpa saleable from the underground mine. The underground mine is assumed to operate 28 years producing 115.1M ROM tonnes and 71.4M saleable tonnes.

22.1.2	Coal Sales Volumes and Pricing

After the start-up period described above, coal sales from both mines range from 2.1Mtpa to 3.2Mtpa until the surface mineable resource is depleted at the end of year 7 and then settles at 2.9Mtpa from the underground mine. Combined coal sales over the 30 year planning period are 86.2Mt.

Coal prices, trucking to rail, rail to port, and port costs have been provided by Cardero. The base case is provided in Table 22.1. All dollar amounts throughout this report are US$.

TABLE 22.1 FOB MINE PRICE

$/Tonne
Coal Sales Price – Metallurgic Coal	$185.00
Port Charges	9.00
Rail To Port	21.00
Trucking to Rail Loadout	12.42
Coal Sales Price FOB Mine	$142.58

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Results of the sensitivity analysis relative to coal pricing are discussed in the Sensitivity Analysis later in this report.

22.1.3	Cash Production Costs

Surface mine direct mining costs are based on the equipment fleet and operating schedule required to produce the tonnes in the mine plan. Equipment costs are based on the 2010 Western Mine and Mill Equipment Cost Guide. Labor and benefit costs are based on mining wage and benefit rates in Western Canada for both hourly and management personnel. Explosives costs are based on Norwest’s experience with similar operations and include the powder factor and cost per Kg of explosives. Surface mine direct cash costs per clean tonne averages $50.77.

Underground mining costs are based on the equipment fleet and operating schedule required to produce the tonnes in the mine plan. Unit costs per ROM tonne are from Norwest’s experience with similar operations and wage and benefit rates in Western Canada. Average rates per tonne for labour and benefits, materials and supplies, maintenance and equipment overhaul costs, electricity, and other costs were applied to the annual ROM tonnes produced. Underground mine direct costs per clean tonne averages $57.86.

Wash plant costs are based on the operating schedule required by the mine plan and include unit costs for consumables and the manpower to operate the plant. Labour and benefits costs are based on mining wage and benefits costs in Western Canada. Wash plant costs average $3.90 per ROM tonne and are include in the direct costs per saleable tonne noted above.

The average combined direct mine cash costs, including equipment lease costs, per saleable tonne is $60.76.

22.1.4	Indirect Costs

Corporate overhead has been included at 1.5% of cash production costs as specified in the Carbon Creek Joint Venture Agreement.

Annual property taxes have been estimated at 1% of the net book value of the assets.

Mineral taxes have been included at 2% of the net current proceeds until the investment in the mine has been recovered and then 13% of the net revenue as prescribed by the Mineral Tax Handbook of the British Columbia Ministry of Finance.

Total indirect costs average $10.51/t.

Total cash costs of production average $71.27/t.

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22.1.5	Depreciation

Depreciation is based on the capital costs described in Section 21 of this report and the declining balance method prescribed by the Canada Revenue Agency. The majority of the capital is in Class 43 which carries a 30% depreciation rate.

22.1.6	Net Profits Interest of Minority Partner

The terms of the Carbon Creek Joint Venture Agreement provide that CCP is to receive a 25% net profits interest in the Carbon Creek Joint Venture. The agreement provides that Cardero is allowed to recover all of its investment in the Carbon Creek Joint Venture, except those payments to Burns affiliates for control of certain coal leases, prior to the payment of the net profits interest. The economic results in this analysis include the payment of 25% of the net profits interest as provided in the Carbon Creek Joint Venture Agreement such that the economics reflect the 75% of the Carbon Creek Joint Venture owned by Cardero.

22.1.7	Income Taxes

Income tax rates of 10% for British Columbia and 15% for Canadian Federal have been applied to Cardero’s 75% share of the taxable income from the property.

22.1.8	Capital Expenditures

Assumptions regarding capital expenditures are detailed in Section 21 of this report. Pre- production capital expenditures total $301M for coal handling, coal preparation, train loadout facilities, surface facilities, site access and power, and mine development have been included in the project cash outflows over the three year pre-production period.

All major surface and underground mining equipment is assumed to be leased with a seven year lease term at 4.5% and a 20% residual. The total value of the mining equipment being leased is $151M. Annual lease payments at full production for surface mining total $12.3M and $9.6M for underground.

Total capital excluding leased equipment is $504M over the LOM. Lease payments for mining equipment total $321M over the LOM.

22.2	CASH FLOW

Pre-production cash outflows total $301M over the estimated three year development and construction period. Cash flow is positive once production begins and payback occurs by the end of the third year of production or 6 years after the initial cash outflow. After payback and providing for the net profits interest, cash flow averages $115Mpa for a total net cash flow of $3.1B over the LOM for Cardero’s 75% interest.

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22.3	FINANCIAL ANALYSIS

The internal rate of return for Cardero’s 75% interest in the Carbon Creek Joint Venture is approximately 29.3% .. Net present values at 8%, 10% and 12% are shown in Table 22.2.

TABLE 22.2 NPV RESULTS CARDERO’S 75% INTEREST ($ MILLIONS)

Interest Rate	8%	10%	12%
NPV	$752	$551	$408

The internal rate of return for the entire property is approximately 35.1% . Net present values at 8%, 10% and 12% are shown in Table 22.3.

TABLE 22.3 NPV RESULTS 100% INTEREST ($ MILLIONS)

Interest Rate	8%	10%	12%
NPV	$1,070	$800	$605

The PEA is preliminary in nature, and includes inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have technical and economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Accordingly, there can be no certainty that the results estimated in the PEA will be realized.

22.4	SENSITIVITY ANALYSIS

Sensitivity of the economics regarding coal sales price, direct mining costs and capital expenditures were evaluated. The results are summarized in Table 22.4.

TABLE 22.4 SENSITIVITY ANALYSIS RESULTS ($ MILLIONS)

	IRR	NPV at 8%	NPV at 10%	NPV at 12%
Base Case at $185	29.3%	$752	$551	$408
Coal Sales at $270	46.3%	$1,755	$1,335.2	$1,033.0
Coal Sales at $141	16.1%	$229.1	$141.5	$79.3
10% Increase in Direct Mining Costs	28.6%	$696.1	$510.0	$376.5
10% Increase in Capital Costs	28.6%	$752.9	$551.4	$407.0

Given the high margins, the project is more sensitive to changes in coal prices than it is to changes in direct mining costs and capital costs. The 10% increase in capital cost does not result in any significant change in NPV because it delays the effect of the net profits interest.

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23	ADJACENT PROPERTIES

The Carbon Creek property lies on the northern extent of the Peace River Coal Trend; however, there are no adjacent operating coal mines to compare mining conditions and coal quality with. The nearest operating coal mine is the Willow Creek Mine located roughly 20-25km to the southeast and too far removed to assume recoveries and mining and processing costs would be similar.

CARDERO RESOURCE CORP.11-5387
TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
23-1

24	OTHER RELEVANT DATA AND INFORMATION

The Carbon Creek property is currently an undeveloped property with no production. To Norwest’s knowledge, no NI 43-101 compliant prefeasibility or feasibility study has been completed on this property.

CARDERO RESOURCE CORP.11-5387
TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
24-1

25	INTERPRETATION AND CONCLUSIONS

25.1	INTERPRETATION

Exploration to date at the Carbon Creek property has identified a Measured and Indicated coal resource of 166.7Mt. The geology type of the Carbon Creek resource area has been determined to be “Moderate” in geologic complexity in accordance with criteria set forth in GSC Paper 88-21. The Carbon Creek deposit type is further defined as having 53.2Mt of “Surface” resource and 113.5Mt of “Underground” resource in the Measured and Indicated categories.

The coal occurrence at Carbon Creek is primarily of medium volatile bituminous rank. The “geology type” is determined to be “Moderate” for the northern half of the property and is believed to be complex in the southern half, based on Geological Survey of Canada Paper 88-21. Seams have been identified that may be suitable for use as a coking coal in the metallurgical industry.

Recovery of 140.7Mt of ROM coal is possible through a combination of surface and underground mining methods. After washing, this coal will meet current specifications for metallurgical grade coal with ready markets in the Pacific Rim countries.

No major obstacles to constructing and operating a mining operation at Carbon Creek were identified at this stage of investigation.

Risks identified include availability of a skilled workforce, wash plant yield and multi-seam recovery from the underground mine. There are few operating underground coal mines in Canada and finding skilled underground coal miners will be difficult from a recruiting as well as a training standpoint. It may be possible to contract out the underground mining to a knowledgeable contractor during start-up until such time as the contractor can be replaced with trained company miners.

Prep plant yields are based on testing samples from slim cores and bulk samples from adits. Further work is necessary to improve confidence in the yields. The 2011 development drilling program is designed to collect large diameter cores for purposes of conducting additional washing tests. The results of these tests should be more accurate clean coal yields from which to estimate processing costs.

More detailed underground mine planning will be required to gain a more accurate idea of the coal recovery from mining multiple seams. Specific mine plans showing pillar locations for the next higher seams and their designs to maintain an acceptable factor of safety will be required.

CARDERO RESOURCE CORP.11-5387
TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
25-1

25.2	CONCLUSIONS

Based on the results of this PEA, the authors have reached the following conclusions:

1.	There are sufficient mineable tonnes of metallurgical grade coal in the Carbon Creek resource area to produce up to 2.9Mtpa for a 30 year period.

2.	No fatal flaws have been identified at this stage of project development have been identified.

3.

Pre-production capital costs, estimated at $301M will be required to bring this project into production. Additional capital of $203M will be required to sustain operations for the remaining life of the mine.

4.	Operating costs per tonne of clean coal average $71.27.

5.	At a conservative price for metallurgical grade coal of $185, this Project will generate positive cash flows and achieve an internal rate of return (IRR) on investment of 29.3%.

CARDERO RESOURCE CORP.11-5387
TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
25-2

26	RECOMMENDATIONS

26.1	RECOMMENDATIONS

26.1.1	Development Drilling

The results of the 2011 drilling program should be included in the geological database and a new geological model produced. This will provide a better mine planning base as well as indicate where future development drilling is needed to increase confidence in the resource estimates.

26.1.2	Mine Planning Refinement

Additional refinement of the geologic model along with a detailed mine plan is recommended and will yield a revised and more accurate recoverable reserve base. This work should be completed at the Prefeasibility level of project evaluation.

26.1.3	CHPP Design and Construction

Prior to proceeding with the project for detailed design and construction, the authors recommend that additional studies be performed to better characterize the coals to ensure proper equipment design. The best available information and best practices were implemented in the design of the system, although additional information will supplement the database for final design.

Additional studies and recommended data include.

Washability study with large diameter cores.

Evaluate Turbo dryer design as replacement for fluidized bed coal dryer. The Turbo dryer is an unproven technology at this writing and Norwest feels the risk of installing it is too great; however, if it can be tested and proven prior to ordering a fluidized bed dryer, the cost savings could reach $20M or more in Capex. Opex would be reduced as well.

Materials characteristics tests for the projected refuse materials.

Environmental loads including temperature ranges, wind load, and expected snow and rain precipitation can be collected during a site data collection campaign. For the purposes of this study, regional data was used to estimate the effective loading.

26.1.4	Geotechnical Studies

Geotechnical sampling and detailed core logging should be conducted in conjunction with any drillcore activities in order to build a current rock mechanics database. Most of this work is already underway in the 2011 drilling program.

A full investigation of the foundation material around the plant and surface facilities area as well as the waste impoundment area is required. Anecdotal information was used in this design study

CARDERO RESOURCE CORP.11-5387
TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
26-1

using best practices and information from similar projects in the area, although site construction will require further studies.

The rock conditions are unknown at the haul road tunnel site and should be characterized by drilling up to 6 drillholes to determine what level of roof support will be necessary.

26.1.5	Water Supply – Hydrology

Additional work on the property should include well completions and pump tests for defining groundwater characteristics and establishing monitor wells for baseline permitting data.

A water recovery and aquifer study will be required prior to project implementation. For this study, it was assumed that a sufficient supply will be available.

CARDERO RESOURCE CORP.11-5387
TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
26-2

27	REFERENCES

Canadian Securities Administrators, 2011, National Instrument 43-101 Standards of Disclosure for Mineral Projects, Form 43-101F1, Technical Report, and Companion Policy 43-101CP.

CIM Standing Committee on Reserve Definitions, 2004, CIM Definition Standards on Mineral Resources and Reserves.

CostMine InfoMine USA, Inc. Mining Cost Service, 2010.

Henchel, Lawrence D., PG, Technical Report, Carbon Creek Coal Property, British Columbia, Canada, June 3, 2011

Hughes J.D. et al., 1989, Paper 88-21: A standardized coal Resource/Reserve reporting system for Canada, Geological Survey of Canada (GSC), Energy, Mines and Resources Canada.

InfoMine USA, Inc., Mine and Mill Equipment Costs: An Estimators Guide, 2010

Mathews, W.H., 1945: Preliminary Report on the Coal Deposits of Carbon Creek, B.C. Department of Mines.

Stines, Norman G., 1943: Report on Carbon River Coal Deposits, Peace River, British Columbia.

Trend Exploration Limited, 1971: A Report on the Coking Coal Potential of the Carbon Creek – Williston Reservoir Area, British Columbia, Trend Exploration Limited.

Utah, 1972 exploration report by Birholz, D.O. and D.S. Fullerton, 1972: Carbon Creek Coal Basin Progress Report 1971 Field Season, Mineral Exploration & Development Department, Utah International Inc.

Utah, 1973 exploration report by Fullerton, D.S., 1973: Carbon Creek Coal Basin Summary Report 1972 Field Season, Exploration Department, Utah Mines Ltd.

Utah, 1974 exploration report by Fullerton, D.S. and D.N. leNobel, 1974: Report of Exploration Activities 1973 Field Season, Coal Exploration Department, Utah Mines Ltd.

Utah, 1975 exploration report by LeNobel, D.N. and R. Karst, 1976: 1975 Report of Exploration Activities on the Carbon Creek Property in the Liard Mining Division, Utah Mines Ltd.

Utah, 1976 exploration report by LeNobel, D.N., 1976: 1976 Report of Exploration Activities on the Carbon Creek Property in the Liard Mining Division, Utah Mines Ltd.

Utah Mines Ltd., 1976: Carbon Creek Coal Development Prospectus, Utah Mines Ltd.

Utah Mines Ltd., 1976: Carbon Creek Coal Development Report on Alternative Access Roads, Utah Mines Ltd.

Utah, 1981 exploration report by Janes T.W. and D.N Duncan, 1982: 1981 Report of Exploration Activities on the Carbon Creek Property, Utah Mines Ltd.

CARDERO RESOURCE CORP.11-5387
TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
27-1

28	ILLUSTRATIONS

Figure 1.1 General Location Map	Section 28
Figure 1.2 Geological Plan Map	Section 28
Figure 1.3 Seam 14 Floor Elevation Contour Map	Section 28
Figure 4.1 Property and Regional Infrastructure Map	Section 28
Figure 4.2 Coal License Application Areas	Section 28
Figure 5.1 Mine Haul Road and Tunnel	Section 28
Figure 7.1 Generalized Stratigraphic Column	Section 28
Figure 7.2 Stratigraphic Cross-Section	Section 28
Figure 7.3 Geological Plan Map	Section 28
Figure 7.4 Cross Sections A-A’ and B-B’	Section 28
Figure 7.5 Cross Section C-C’	Section 28
Figure 7.6 Seam 14 Floor Elevation Contour Map	Section 28
Figure 8.1 Utah Mines Limited Exploration Areas	Section 28
Figure 9.1 Utah Mines Drilling and Sampling Locations	Section 28
Figure 10.1 Drillhole and Audit Locality Plan	Section 28
Figure 13.1 Rosin-Rammler Plot Seam 14 CM Bulk Sample 1976 with Corrections	Section 28
Figure 13.2 Washing Comparison of Carbon Creek Seams	Section 28
Figure 14.1 Resource Area Plan	Section 28
Figure 16.1 Surface Area Seams 51, 51A & 52	Section 28
Figure 16.2 Surface Area Seam 54, 55 & 58	Section 28
Figure 16.3 Underground Area Seam 14	Section 28
Figure 16.4 Underground Area Seam 15	Section 28
Figure 16.5 Underground Area Seam 31	Section 28
Figure 16.6 Underground Area Seam 40	Section 28
Figure 16.7 Underground Area Seam 46	Section 28
Figure 16.8 Underground Area Seam 51	Section 28
Figure 16.9 Underground Area Seam 52	Section 28
Figure 17.1 Geology & Facilities Plan Map	Section 28
Figure 17.2 Process Flowsheet	Section 28

CARDERO RESOURCE CORP.11-5387
TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
28-1

CANADA
British Columbia
97
37
Fort St John
Carbon Creek
Project
Dawson Creek
16
97
Prince Rupert
Prince George
Alberta
1
Vancouver
Canada
USA
LEGEND
Roads
Railway
N
0 80 160 240
KILOMETERS
DATE: 08/13/2010
FILE: location
SCALE: 1:200km
NORWEST CORPORATION

FIGURE 1.1

CARBON CREEK PROJECT GENERAL LOCATION MAP

515000
520000
6205000
6200000
JKm
Kcd
Kg
Seven Mile Creek
Nine Mile Creek
Ten Mile Creek
Carbon Creek
CARBON CREEK FAULT
20°
LEGEND
LICENSE APPLICATION AREA
DRAINAGE
WATER BODY
FAULTS
CROP TRACES
14
15
26&27
28&29
31
40
46
47
51&51A
52
54
55
58
SYNCLINE AXIS
Kg GETHING FORMATION
Kcd CADOMIN FORMATION
JKm MINNES FORMATION
METERS
DATE: 11/15/2011
FILE: Rpt/Fig7.3
SCALE: 1"=1400'
NORWEST CORPORATION

FIGURE 1.2

CARBON CREEK PROJECT GEOLOGICAL PLAN MAP

6205000
6205000
6200000
6200000
515000
520000
CARBON CREEK FAULT

LEGEND

- License Application Area
- Faults
- Seam 14 Outcrop
- Floor Elevation Contours (m) (600)
- Drillhole

0 500 1000 1500
METERS

Original Signed and Sealed by Author

FIGURE 1.3

CARBON CREEK PROJECT
SEAM 14 FLOOR ELEVATION
CONTOUR MAP

DATE: 11/15/2011	SCALE: 1"=1300	NORWEST CORPORATION
FILE: Rpt/Fig7.6

LEGEND
Property Boundary
Rivers
Creeks
Lakes
Railroad
Forest Service Rd.
Highway
Cities
Towns
550,000
600,000
650,000
700,000
750,000
6,250,000
6,200,000
6,150,000
Halfway River
Graham River
Beatton River
Charlie Lake
FORT ST. JOHN
TAYLOR
Peace River
Alberta
Williston Lake
Carbon Lake
HUDSON'S HOPE
Moberly River
Pine River
Moberly Lake
DAWSON CREEK
POUCE COUPE
CHETWYND
Kiskatinaw River
Sukunka River
Murray River
97
29
52
2
N
SCALE: 1:24000

FIGURE 4.1

CARBON CREEK PROJECT PROPERTY AND REGIONAL INFRASTRUCTURE MAP

DATE: 01/03/2011
FILE: 4859\FIG 4.1
NORWEST CORPORATION

APP 416894
APP 416895
APP 416894
APP 414152
APP 416900
APP 417753
APP 416899
APP 416898
APP 416896
APP 416893
APP 416897
APP 416892
APP 416891
LEGEND
License Application Areas
Crown Granted District Lots
ACCI Area
MTO Grid
Drainage
Waterbody
N
0 1 2 3
Kilometers
Original Signed and Sealed by Author
DATE: 08/05/2010
FILE: MINING TENURES
SCALE: 1"=2000
NORWEST CORPORATION

Figure 4.2
CARBON CREEK PROJECT COAL LICENSE APPLICATION AREAS

MINE
LEGEND
PROPERTY BOUNDARY
FREEHOLD BOUNDARY
HAUL ROAD
TUNNEL
ROAD
ELECTRIC LINE
RAIL
0 2000 4000 6000
METERS
N

FIGURE 5.1

CARDERO RESOURCES
MINE HAUL ROAD
AND TUNNEL

DATE: 09/22/2011 SCALE: 1"=5k
FILE: 5387\HAULRD

NORWEST CORPORATION

UPPER CRETACEOUS
DUNVEGAN FORMATION
LOWER CRETACEOUS
FORT ST JOHN GROUP
SHAFTSBURY/HASLER FORMATION
BOULDER CREEK FORMATION
HULCROSS FORMATION
GATES FORMATION
MOOSEBAR FORMATION
BULL-HEAD GROUP
GETHING FORMATION
CADOMIN FORMATION
REGIONAL EROSIONAL UNCONFORMITY
JURASSIC
MINNES GROUP
DEPTH (m)
0
20
40
60
80
100
120
140
160
180
200
220
240
260
280
300
320
340
360
380
400
420
440
460
480
500
520
540
560
580
600
620
SEAM
58 (0.5m-3.5m)
55 (0.4m-2.0m)
54 (0.6m-2.0m)
Sandstone Marker 3 (25.0m-55.0m)
52 (0.3m-2.8m)
51A (0.4m-3.0m)
51 (0.5m-3.5m)
47 (0.03m-2.0m)
46 (0.5m-3.2m)
Sandstone Marker 2 (15.0m-50.0m)
40 (0.5m-4.0m)
31 (0.3m-5.2m)
29 (0.6m-4.5m)
28 (0.3m-2.0m)
27 (0.1m-4.5m)
Sandstone Marker 1 (5.0m-20.0m)
15 (0.4m-4.2m)
14 (3.0m-4.0m)
LEGEND
Mixed Sediments
Sandstone
Coal
Thickness Range
(0.3m-5.2m)

FIGURE 7.1

CARBON CREEK PROJECT
GENERALIZED
STRATIGRAPHIC COLUMN

Original Signed and Sealed by Author

DATE: 08/13/2010 | SCALE: nts
FILE: 4859\strat

NORWEST CORPORATION

81-91C
CC-10-07C
76-85R
72-15C
81-90C
72-12C
81-89C
76-44R
76-74R
72-11C
76-67C
76-72C
81-186R
76-79C
SEAM 52 SS
SEAM 40 SS
SEAM 40 SS
SEAMS
58
55
54
52
51A
51
47
46
40
MINOR SEAM CORRELATIONS
OVERBURDEN
COAL
SHALE/ MUDSTONE
CONGLOMERATE
SANDSTONE
SECTION LINE
DATUM: BASE OF SEAM 40
Original Signed and Sealed by Author
FIGURE 7.2
CARBON CREEK PROJECT
STRATIGRAPHIC CROSS-SECTION
DATE: 01/12/2011
FILE: 5015FIG-11.1
NORWEST CORPORATION

515000
520000
6205000
6200000
Kg
JKm
Kcd
Seven Mile Creek
Nine Mile Creek
Ten Mile Creek
Carbon Creek
CARBON CREEK FAULT
20°
LEGEND
LICENSE APPLICATION AREA
DRAINAGE
WATER BODY
FAULTS
CROP TRACES
14
15
26&27
28&29
31
40
46
47
51&51A
52
54
55
58
SYNCLINE AXIS
Kg GETHING FORMATION
Kcd CADOMIN FORMATION
JKm MINNES FORMATION
N
METERS

FIGURE 7.3

CARBON CREEK PROJECT GEOLOGICAL PLAN MAP

DATE: 11/15/2011
FILE: Rpt/Fig7.3
SCALE: 1"=1400
NORWEST CORPORATION

A
A'
76-146R
76-145R
76-142R
76-141R
76-138R
76-152R
71-04C
81-177R
CC-10-05C
76-24R
76-23R
81-184R
75-46C
Carbon Creek Fault
Carbon Creek
BASE - ZONE OF WEATHERING
800
600
400
200
0
0+00
4+00
8+00
12+00
16+00
20+00
24+00
28+00
32+00
36+00
40+00
44+00
48+00
52+00
56+00
B
B'
75-40C
76-85C
75-35C
72-14C
Williston Lake
Carbon Creek Fault
BASE - ZONE OF WEATHERING
800
600
400
200
0
0+00
4+00
8+00
12+00
16+00
20+00
24+00
28+00
32+00
36+00
40+00
44+00
48+00
52+00
56+00
60+00
64+00
68+00
72+00
76+00
MAJOR SEAMS
52
51
40
31
15
14
MINOR SEAMS
ROCK TYPE
OVERBURDEN
ROCK
CORE LOSS
CONGLOMERATE
SANDSTONE
BONY COAL
COAL
B
B'
A
A'

FIGURE 7.4

CARBON CREEK PROJECT
CROSS-SECTIONS
A-A' AND B-B'

Original Signed and Sealed by Author

DATE: 11/15/2011

FILE: 5387 FIG-7.4

NORWEST CORPORATION

C
C'
Nine Mile Creek
Ten Mile Creek
Seven Mile Creek
1400
1200
1000
800
600
400
76-85C
73-26C/AC
73-34C
76-87C
76-67C
81-89C
72-12C
81-90C
81-88C
72-15C
76-78C
76-73C
BASE - ZONE OF WEATHERING
0+00 4+00 8+00 12+00 16+00 20+00 24+00 28+00 32+00 36+00 40+00 44+00 48+00 52+00 56+00 60+00 64+00 68+00 72+00 76+00 80+00 84+00 88+00 92+00 96+00 100+00 104+00

MAJOR SEAMS

52	
51	
40	
31	
15	
14	
MINOR SEAMS	

ROCK TYPE

OVERBURDEN	
ROCK	
CORE LOSS	
CONGLOMERATE	
SANDSTONE	
BONY COAL	
COAL	

C
C'

Original Signed and Sealed by Author

FIGURE 7.5

CARBON CREEK PROJECT
CROSS-SECTION C-C'

DATE: 11/15/2011
FILE: 5387FIG-7.5

NORWEST CORPORATION

6205000
6205000
6200000
6200000
515000
520000
CARBON CREEK FAULT
1000
1200
1400
800
600
LEGEND
License Application Area
Faults
Seam 14 Outcrop
Floor Elevation Contours (m)
600
Drillhole
N
0 500 1000 1500
METERS
Original Signed and Sealed by Author

FIGURE 7.6

CARBON CREEK PROJECT
SEAM 14 FLOOR ELEVATION
CONTOUR MAP

DATE: 11/15/2011
FILE: Rpt/Fig7.6
SCALE: 1"=1300'
NORWEST CORPORATION

515000
520000
525000
530000
6210000
6205000
6200000
6195000
6190000
Williston Lake
NORTH AREA
Seven Mile Creek
CENTRAL AREA
Ten Mile Creek
SOUTH AREA
STRUCTURALLY COMPLEX
Eleven Mile Creek
Carbon Lake
Wright Lake
MCALLISTER AREA
McAllister Creek
LEGEND
LICENSE APPLICATION AREA
DRILL HOLE
DRAINAGE
N
0 1 2 3 4 5
Kilometers
Original Signed and Sealed by Author

FIGURE 8.1

CARBON CREEK PROJECT
UTAH MINES LIMITED
EXPLORATION AREAS

DATE: 08/05/2010
FILE: 5015\Fig 8.1
SCALE: 1:3000
NORWEST CORPORATION

515000
520000
525000
530000
6210000
6205000
6200000
6195000
6190000
Williston Lake
Seven Mile Creek
Nine Mile Creek
Ten Mile Creek
Carbon Lake
Carbon Creek
McAllister Cree
Wright
LEGEND
LICENSE AREA
TARGET AREA
DRAINAGE
WATER BODY
DRILLHOLE
BULK SAMPLE ADITS
FAULTS
N
0 1 2 3
Kilometers

FIGURE 9.1

CARBON CREEK PROJECT
UTAH MINES DRILLING
AND SAMPLING LOCATIONS

DATE: 08/06/2010
FILE: 4859FIG-12.1
SCALE: 1:2000
NORWEST CORPORATION

Williston Lake
ADIT 14
ADIT 15
ADIT 31
Seven Mile Creek
ADIT 40
ADIT 51A
ADIT 51
ADIT 52
Nine Mile Creek
Ten Mile Creek
Carbon Creek
Carbon Lake
LEGEND
LICENSE AREA
RESOURCE AREA
DRAINAGE
WATER BODY
DRILLHOLE YEAR
1971
1972
1973
1975
1976
1981
2010
N
0
1
2
Kilometers

FIGURE 10.1

CARBON CREEK PROJECT
DRILLHOLE AND ADIT
LOCALITY PLAN

DATE: 12/22/2011
FILE: 5015 FIG-13.1
SCALE: 1:2000
NORWEST CORPORATION

NORWEST CORPORATION

Rosin-Rammler Distribution
Size Simulation

0.01
0.1
1
10
100
1
10
20
30
40
50
60
70
80
90
95
99
Corrected
α = 8.6, n = 0.63
As Sampled

Company: Utah Mines

Project: Carbon Creek

Sample No. Seam 14 Test No. Cyclone Engr

Material: CM Mined

Date: 1976 Drilling Program

Sieve Analysis

Size	mm	Weight%	ΣWeight%
1.500"	38.100	32.1	32.1
0.500"	12.700	55.8	87.9
28M	0.600	6.9	94.8
Pan	0.010	5.16	100.0

Rosin-Rammler Values

α	n	r^2
35.729	1.98	0.9889

Predicted Values

X (mm)	R_x
6.000	97.10

Figure 13.2 Washing Comparison of Carbon Creek Seams

70%
60%
50%
40%
30%
20%
14
12
10
8
6
4
LIMN Simulated Product Yield
Limn Simulated Product Ash
Likely operating range for
Heavy Media Cyclone
1.40
1.45
1.50
1.55
1.60
1.65
1.70
HMC d50 Cutpoint (sg)
14 Yield
15 Yield
31 Yield
40 Yield
14 Product Ash
15 Product Ash
31 Product Ash
40 Product Ash

515000
520000
6210000
6205000
6200000
WILLISTON LAKE
CARBON CREEK
ELEVEN MILE CREEK
LEGEND
LICENSE APPLICATION AREA
DRAINAGE
WATER BODY
MAXIMUM EXTENT OF RESOURCE AREAS
MEASURED (0m - 225m Radius)
INDICATED (225m - 450m Radius)
INFERRED (450m - 2400m Radius)
N
0 500 1000 1500
METERS
FIGURE 14.1
CARBON CREEK PROJECT
RESOURCE AREA
PLAN
DATE: 01/12/2011
FILE: 5015FIG 19.1
SCALE: 1:1750
NORWEST CORPORATION

Williston Lake
Seven Mile Creek
Carbon Creek
Nine Mile Creek
Ten Mile Creek
FACILITIES
TAILINGS

LEGEND

- LICENSE APPLICATION AREA
- DRAINAGE
- WATER BODY
- FAULTS
- FACILITIES
- TAILINGS
- MINING AREA

N

0 500 1000 1500
METERS
1"=1500'

FILE: 5367 Drawings—Surface.dwg

FIGURE 16.1

CARBON CREEK
SURFACE AREA 1
SEAMS 52, 51A, 51, 47 & 46

Cardero Coal Ltd | DATE: 11/11/11 | NORWEST CORPORATION

Williston Lake
Seven Mile Creek
Carbon Creek
Nine Mile Creek
Ten Mile Creek
FACILITIES
TAILINGS
LEGEND
LICENSE APPLICATION AREA
DRAINAGE
WATER BODY
FAULTS
FACILITIES
TAILINGS
MINING AREA
N
0 500 1000 1500
METERS
1"=1500'
FILE: 5387 Drawings-Surface.dwg
FIGURE16.2
CARBON CREEK
SURFACE AREA 2
SEAMS 54, 55 & 58
Cardero Coal Ltd
DATE: 11/17/11
NORWEST CORPORATION

Williston Lake
Seven Mile Creek
Carbon Creek
CARBON CREEK FAULT
Nine Mile Creek
Ten Mile Creek
FACILITIES
TAILINGS
LEGEND
LICENSE APPLICATION AREA
DRAINAGE
WATER BODY
FAULTS
FACILITIES
TAILINGS
SEAM 14
N
0 500 1000 1500
METERS
1"=1500'
FILE: 5387 Base-Underground.dwg
Cardero Coal Ltd.
DATE: 09/13/11
NORWEST CORPORATION

FIGURE 16.3

CARBON CREEK UNDERGROUND AREA SEAM 14

Williston Lake
Nine Mile Creek
Ten Mile Creek
Carbon Creek
CARBON CREEK FAULT
FACILITIES
TAILINGS

LEGEND

- LICENSE APPLICATION AREA
- DRAINAGE
- WATER BODY
- FAULTS
- FACILITIES
- TAILINGS
- SEAM 15

0 500 1000 1500
METERS
1"=1500'

FILE: 5367 Base—Underground.dwg

FIGURE 16.4

CARBON CREEK
UNDERGROUND AREA
SEAM 15

Cardero Coal Ltd DATE: 09/13/11 NORWEST CORPORATION

Williston Lake
Seven Mile Creek
Nine Mile Creek
Ten Mile Creek
Carbon Creek
CARBON CREEK FAULT
FACILITIES
TAILINGS
FACE-UP LOCATION
LEGEND
LICENSE APPLICATION AREA
DRAINAGE
WATER BODY
FAULTS
FACILITIES
TAILINGS
SEAM 31
N
0 500 1000 1500
METERS
1"=1500'
FILE: 5387 Base-Underground.dwg
Cardero Coal Ltd
DATE: 09/13/11
NORWEST CORPORATION

FIGURE 16.5

CARBON CREEK UNDERGROUND AREA SEAM 31

Williston Lake
Seven Mile Creek
Nine Mile Creek
Ten Mile Creek
Carbon Creek
CARBON CREEK FAULT
FACE-UP LOCATION
FACE-UP LOCATION
FACILITIES
TAILINGS

LEGEND

- LICENSE APPLICATION AREA
- DRAINAGE
- WATER BODY
- FAULTS
- FACILITIES
- TAILINGS
- SEAM 40

N

0 500 1000 1500
METERS
1"=1500'

FILE: 5387 Base-Underground.dwg

FIGURE 16.6

CARBON CREEK UNDERGROUND AREA SEAM 40

Cardero Coal Ltd DATE: 09/13/11

NORWEST CORPORATION

Williston Lake
Seven Mile Creek
Carbon Creek
Nine Mile Creek
Ten Mile Creek
CARBON CREEK FAULT
FACE-UP LOCATION
FACILITIES
TAILINGS

LEGEND

- LICENSE APPLICATION AREA
- DRAINAGE
- WATER BODY
- FAULTS
- FACILITIES
- TAILINGS
- SEAM 46

N

0 500 1000 1500
METERS
1"=1500'

FILE: 5367 Base—Underground.dwg

FIGURE 16.7

CARBON CREEK
UNDERGROUND AREA
SEAM 46

Cardero Coal Ltd | DATE: 09/13/11 | NORWEST CORPORATION

Williston Lake
Seven Mile Creek
Carbon Creek
Nine Mile Creek
Ten Mile Creek
FACE-UP LOCATION
CARBON CREEK FAULT
FACILITIES
TAILINGS
LEGEND
LICENSE APPLICATION AREA
DRAINAGE
WATER BODY
FAULTS
FACILITIES
TAILINGS
SEAM 51
N
0 500 1000 1500
METERS
1"=1500'
FILE: 5387 Base—Underground.dwg
Cardero Coal Ltd
DATE: 09/13/11
NORWEST CORPORATION

FIGURE 16.8

CARBON CREEK UNDERGROUND AREA SEAM 51

Williston Lake
Seven Mile Creek
Carbon Creek
Nine Mile Creek
Ten Mile Creek
FACE-UP LOCATION
CARBON CREEK FAULT
FACILITIES
TAILINGS
LEGEND
LICENSE APPLICATION AREA
DRAINAGE
WATER BODY
FAULTS
FACILITIES
TAILINGS
SEAM 52
N
0 500 1000 1500
METERS
1"=1500'
FILE: 5387 Base-Underground.dwg
FIGURE 16.9
CARBON CREEK
UNDERGROUND AREA
SEAM 52
Cardero Coal Ltd
DATE: 09/13/11
NORWEST CORPORATION

515000
520000
6205000
6200000
Kg
Kcd
JKm
Seven Mile Creek
Williston Lake
Nine Mile Creek
Ten Mile Creek
Carbon Creek
CARBON CREEK FAULT
JOHNSON CK FSR
FACILITIES
TAILINGS
PROPOSED HAUL ROAD
A
B
C
D
D'
C'
LEGEND
LICENSE APPLICATION AREA
DRAINAGE
WATER BODY
FAULTS
CROP TRACES
14
15
26&27
28&29
31
40
46
47
51&51A
52
54
55
58
SYNCLINE AXIS
Kg GETHING FORMATION
Kcd CADOMIN FORMATION
JKm MINNES FORMATION
N
METERS

FIGURE 17.1
CARBON CREEK PROJECT
GEOLOGY AND FACILITIES
PLAN MAP

DATE: 08/06/2010
FILE: Rpt/Fig12.3
SCALE: 1"=1400'
NORWEST CORPORATION

FIGURE 17.2 PROCESS FLOWSHEET

01 CPP Feed
Raw Coal Screen
HMC
HMC1 Drain Screen
Product DR Screen
Product Dilt
Product Centrifuge
Trucked Solid Rejects
Primary Product
Desilme Cyclones
Spirals Rougher
12 Rougher Conc
14 Rougher Reject
Centrifuge
HF Screen
Screen Bowl Centrifuge
Jameson Cell
Thickener
Thickener UFlow
Thickener Feed
Seam 14
Carbon Creek

APPENDIX A

CARDERO RESOURCE CORP.11-5387
TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
28-2

BRIDGE
TRUCK LOADOUT
TRUCK LOADOUT CONVEYOR
SITE ACCESS ROAD (GRAVEL)
12,000 T COAL STORAGE DOME
SITE SUPPORT FACILITIES
STORAGE FEED CONVEYOR
THERMAL DRYER
CLEAN COAL CONVEYOR
CARBON CREEK
STOCKPILE RECLAIM CONVEYOR
CPP
REFUSE BIN
ROM COAL STOCKPILE
N 6198900
SITE ACCESS ROAD (GRAVEL)
REFUSE DISPOSAL AREA (CPP REFUSE AND TAILINGS)
CONVEYOR PORTAL
SLOPE CONVEYOR
ROM CONVEYOR (2 KM OVERLAND)
ROCK BYPASS SUPPORT STRUCTURE
ROCK BYPASS STOCKPILE
N
0 50 100 150 200
METERS
PRELIMINARY
EAST 521000

DRAWN BY	CJH	9/8/11
CHECKED BY	.	.
APPROVED BY:		
SENIOR DES.	.	.
PROCESS ENG.	.	.
PROJECT ENG.	.	.
	NAME	DATE

NORWEST CORPORATION

TITLE: CARBON CREEK SITE PLAN PORTAL AREA AND FACILITIES

SCALE 1:100 | DATE 9/8/11 | DRAWING NO. 5387-A-100 | REV. A

UNDERGROUND WATER SUPPLY TANK AND FIRE WATER TANK
CONVEYOR PORTAL
SLOPE CONVEYOR
SITE ACCESS ROAD (GRAVEL)
ROM CONVEYOR (2 KM OVERLAND)
ROCK BYPASS CONVEYOR
ROCK BYPASS SUPPORT STRUCTURE
ROCK BYPASS STOCKPILE
N
0 5 10 15 20
METERS
PRELIMINARY

DRAWN BY	CJH	9/8/11
CHECKED BY	.	.
APPROVED BY:		
SENIOR DES.	.	.
PROCESS ENG.	.	.
PROJECT ENG.	.	.
	NAME	DATE

NORWEST
CORPORATION

TITLE
CARBON CREEK
SITE PLAN
PORTAL AREA DETAIL

SCALE	DATE	DRAWING NO.	REV.
1:10	9/8/11	5387-A-101	A

TRUCK LOADOUT
SITE ACCESS ROAD (GRAVEL)
WATER STORAGE
YARD STORAGE
FENCED STORAGE
TRUCK LOADOUT CONVEYOR
12,000 t COAL STORAGE DOME
SECURITY
COAL LAB
SUB STATION
OFFICE BUILDING
WAREHOUSE
PARKING
BATH HOUSE
REPAIR SHOP
MAN TRIP
STORAGE FEED CONVEYOR
SITE SUPPORT FACILITIES
CARBON CREEK
THERMAL DRYER
SEPTIC TANK
CLEAN COAL CONVEYOR
TOP SOIL STORAGE
WASTE WATER TREATMENT PLANT
SEPTIC DRAIN FIELD
REFUSE BIN
CPP
STOCKPILE RECLAIM CONVEYOR
ROM COAL STOCKPILE
N
0 20 40 60 80
METERS
PRELIMINARY
SITE ACCESS ROAD (GRAVEL)
ROM CONVEYOR (2 KM OVERLAND)
DRAWN BY CJH 9/8/11
CHECKED BY . .
APPROVED BY:
SENIOR DES. . .
PROCESS ENG. . .
PROJECT ENG. . .
NAME DATE
NORWEST
CORPORATION
TITLE
CARBON CREEK
SITE PLAN
COAL PROCESSING FACILITIES – DETAIL
SCALE 1:40
DATE 9/8/11
DRAWING NO. 5387-A-102
REV. A

RAIL LOOP
TRAIN LOADOT (BATCH)
TRAIN LOADING AREA SITE SUPPORT FACILITIES (DEPLOYMENT ROOM, BREAK AREA, LOCKERS BATH HOUSE, TOOL, AND MATERIAL STORAGE)
TRAIN LOADOUT CONVEYOR
TRUCK DUMP CONVEYOR
DRIVE OVER TRUCK DUMP
12,000 t COAL STORAGE DOMES
N
0 5 10 15 20
METERS
TRUCK HAUL ROAD LOOP
PRELIMINARY

DRAWN BY	CJH	9/13/11
CHECKED BY	.	.
APPROVED BY:		
SENIOR DES.	.	.
PROCESS ENG.	.	.
PROJECT ENG.	.	.
	NAME	DATE

NORWEST CORPORATION

TITLE
CARBON CREEK
SITE PLAN
TRAIN LOADING AREA

SCALE	DATE	DRAWING NO.	REV.
1:12	9/13/11	5387-A-103	A

TRAMP IRON MAGNET
SLOPE CONVEYOR
1520mm x 4.0 m/s
2400 t/h PEAK
1,100 t/h AVERAGE
MINE PRODUCTION
4,500,000 t/y RAW COAL
356 DAYS/YEAR
18 HRS/DAY
80% EQUIPMENT AVAILABILITY
5,126 PRODUCTION HR
880 t/h AVERAGE
1,000 t/h DESIGN
ROM STACKER
1520mm x 4.0 m/s
2400 t/h PEAK
1,100 t/h AVERAGE
ROCK BYPASS FOR DEVELOPMENT
OVERSIZE PROTECTION GRIZZLY
ROM CONVEYOR
1520mm x 4.0 m/s
2400 t/h PEAK
1,100 t/h AVERAGE
BYPASS CONVEYOR
1520mm x 4.0 m/s
2400 t/h PEAK
1,100 t/h AVERAGE
5,000 t STOCK PILE
LEDGED
ONLINE ANALYZER
BELT SCALE
TUNNEL VENTILATION FAN
ESCAPE WAY
20,000 t STOCK PILE
STOCKPILE RECLAIM CONVEYOR
1220mm x 1.8 m/s
750 t/h
CPP
COAL PROCESSING PLANT
TRAMP IRON MAGNET
CLEAN COAL
CLEAN COAL CONVEYOR
1220mm x 1.35 m/s
550 t/h MAX
STORAGE FEED CONVEYOR
1220mm x 1.35 m/s
550 t/h MAX
THERMAL DRYER
REFUSE
CPP PRODUCTION
4,500,000 t/y RAW COAL
2,500,000 t/y CLEAN COAL
300 DAYS/YEAR
20 HRS/DAY
750 t/h PLANT FEED
REFUSE CONVEYOR
1220mm x 1.0 m/s
400 t/h MAX
REFUSE BIN
250 t
COAL STORAGE DOME
12,000 t
PRELIMINARY
TRUCK LOADOUT BIN
150 t WITH BATCH LOADING SYSTEM
TRUCK LOADOUT CONVEYOR
1220mm x 1.1 m/s
450 t/h
TUNNEL VENTILATION FAN
ESCAPE WAY
RECLAIM TUNNEL

DRAWN BY	CJH	9/7/11
CHECKED BY	.	.
APPROVED BY:		
SENIOR DES.	.	.
PROCESS ENG.	.	.
PROJECT ENG.	.	.
	NAME	DATE

NORWEST CORPORATION

TITLE: CARBON CREEK MATERIAL HANDLING MINE SITE FLOWSHEET

SCALE: NONE | DATE: 9/7/11 | DRAWING NO.: 5387-F-001 | REV.: A

TRUCK DUMP CONVEYOR
1220mm x 1.1 m/s
450 t/h MAX
DOME SELECTION
CONVEYOR #2
1220mm x 1.1 m/s
450 t/h MAX
LEDGED
ONLINE ANALYZER
BELT SCALE
COAL
STORAGE DOME #2
12,000 t
COAL
STORAGE DOME #1
12,000 t
TRAIN LOADOUT LOADOUT
CONVEYOR
1828mm x 3.1 m/s
3,000 t/h
TRAIN LOADOUT
w/ BATCH LOADING
SYSTEM
TUNNEL VENTILATION
FAN
ESCAPE WAY
RECLAIM TUNNEL

PRELIMINARY

DRAWN BY	CJH	9/8/11
CHECKED BY	.	.
APPROVED BY:		
SENIOR DES.	.	.
PROCESS ENG.	.	.
PROJECT ENG.	.	.
	NAME	DATE

NORWEST
CORPORATION

TITLE
CARBON CREEK
MATERIAL HANDLING
TRAIN LOADING FLOWSHEET

SCALE	DATE	DRAWING NO.	REV.
NONE	9/8/11	5387-F-002	A

APPENDIX B

CARDERO RESOURCE CORP.11-5387
TECHNICAL REPORT CARBON CREEK COAL PROPERTY, BC
28-3

Environmental Management Outline

Section 1 – Introduction
          Overview
          Project Site
                    Site Location
                    Description of Site
                    Site Facilities and Activities
          Environmental Policy
          Environmental Management System (EMS)
                    Who directs
                    Who implements
                    Who monitors performance
          Environmental Framework
                    Sustainability
                    Compliance
                    Stewardship
                    Resource Conservation
                    Environmental Awareness and Training
          Performance Measurement and Report

Section 2 – Environmental Risks
          General Overview of Enviornmental Risk for the Project
          Risks Associated with Environmental Disciplines
                    Air Emissions
                    Water Quality
                    Waste Management
                    Transportation of Regulated Wastes
                              Hazardous Waste
                              Hazardous Materials

Section 3 – Project Specific Risks
          Exploration
                    Road Construction
                    Drilling Activities
          Construction
          Mining Activities
                    Road Construction
                    Blasting
                    Maintenance
                    Facilities
                              Coal Handling
                              Wash Plant

Section 4– Environmental Controls and Incident Response
          Controls
                    Storm Water Management
                    Drainage Control Plan
                    Spill Prevention and Control Plan
                    System Operating Controls
          Incident Response Protocol
                    Emergency Response
                    Notification
                    Permit Compliance
                    Incident Response Evaluation

Section 5 – Sustainability Goals
                    Project Area Environmental Activities
                    Responsible Parties
                    Performance Indicators
                    Performance Measurement

Section 6 – Project Permits